     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1999

REGISTRATION NO. 333-74549
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                --------------

                                AMENDMENT NO. 4

                                       TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                      DONALDSON, LUFKIN & JENRETTE, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                       13-1898818
       (State or other jurisdiction of      (I.R.S. Employer
        incorporation or organization)   Identification Number)
                                --------------

                                277 PARK AVENUE
                           NEW YORK, NEW YORK 10172
                                 (212) 892-3000
(Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                --------------
                                MICHAEL A. BOYD
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                      DONALDSON, LUFKIN & JENRETTE, INC.
                                277 PARK AVENUE
                           NEW YORK, NEW YORK 10172
                                (212) 892-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                  COPIES TO:

          JEFFREY SMALL                          MATTHEW J. MALLOW
       RICHARD D. TRUESDELL, JR.                  ALAN G. STRAUS
       DAVIS POLK & WARDWELL         SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
       450 LEXINGTON AVENUE                      919 THIRD AVENUE
       NEW YORK, NEW YORK 10017               NEW YORK, NY 10022-3897
          (212) 450-4000                          (212) 735-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] _______________

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------



                                                                                                  PROPOSED
                                                                               PROPOSED            MAXIMUM
                                                                                MAXIMUM           AGGREGATE      AMOUNT OF
               TITLE OF EACH CLASS OF                    AMOUNT TO BE          OFFERING           OFFERING      REGISTRATION
             SECURITIES TO BE REGISTERED                REGISTERED(1)     PRICE PER SHARE(2)        PRICE          FEE(1)
DLJdirect common stock, par value $0.10 per share.       1,150,000       $ 20.00                23,000,000     $ 6,394.00



--------------------------------------------------------------------------------
(1) 17,250,000 shares of DLJdirect common stock were previously registered at a maximum offering price of $15.00 per share and $71,932.50 was previously paid in connection with those filings.

(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(a).



     THE REGISTRANT AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------

[SIDEBAR]
WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.
[/SIDEBAR]

                     SUBJECT TO COMPLETION -- MAY 21, 1999

--------------------------------------------------------------------------------
PROSPECTUS

        , 1999


                            [GRAPHIC OF DLJ DIRECT]




                            DLJDIRECT COMMON STOCK
                      DONALDSON, LUFKIN & JENRETTE, INC.


                               16,000,000 SHARES
--------------------------------------------------------------------------------


DONALDSON, LUFKIN & JENRETTE, INC.:


o    We are an integrated investment and merchant bank.

o    Donaldson, Lufkin & Jenrette, Inc.
     277 Park Avenue
     New York, New York 10172
     (212) 892-3000

SYMBOL & MARKET:

o    DIR/NYSE

THE OFFERING:


o Donaldson, Lufkin & Jenrette, Inc. is offering 16,000,000 shares of its DLJdirect common stock. We intend these shares to reflect the performance of DLJdirect, our online discount brokerage and related investment services business.

o The underwriters have an option to purchase an additional 2,400,000 shares from Donaldson, Lufkin & Jenrette, Inc.

o This is our initial public offering of DLJdirect common stock, and no public market currently exists for these shares. We anticipate that the initial public offering price will be between $18.00 and $20.00 per share.


o Up to 1,200,000 of the shares are being reserved for sale to current employees at the public offering price less the underwriting fees, or $ per share.


o Shares of DLJdirect common stock will have no voting rights, except in certain limited circumstances.


o    Closing:            , 1999.

                                                          PER SHARE       TOTAL
                                                         -----------   -----------
     Public offering price:                              $             $
     Underwriting fees:
     Proceeds to Donaldson, Lufkin & Jenrette, Inc.:
------------------------------------------------------



   THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
DONALDSON, LUFKIN & JENRETTE                                  DLJDIRECT INC.
      BT ALEX. BROWN
           GOLDMAN, SACHS & CO.
                MERRILL LYNCH & CO.
                     MORGAN STANLEY DEAN WITTER
                                                            SALOMON SMITH BARNEY

             ACCESS
             DLJdirect               [GRAPHIC PICTURES]
             THROUGH
             MULTIPLE
             PLATFORMS

5X FASTER THAN OTHER MAJOR INTERNET BROKERS*


      [GRAPHIC PICTURE]


                                FEATURES INCLUDE

                     FASTER ACCESS TO TRADING, PORTFOLIOS,
                          AND ALL INVESTMENT SERVICES

                           STREAMING REAL-TIME QUOTES

                   CUSTOMIZABLE TOOLBAR FOR FASTER ACCESS TO
                            FREQUENTLY USED FEATURES

                       S&P DATA AND CHARTS DISPLAYED WITH
                        PERSONAL HOLDINGS AND PORTFOLIOS

                       ENHANCED USER-FRIENDLY TICKER WITH
                             IMPROVED NEWS FEATURES

                     CUSTOMIZABLE PRICE AND NEWS ALERTS! SM



* Based on a study conducted from November 17, 1998 through December 4, 1998 by Corporate Insight, Inc., an independent market research firm.

** Certain restrictions apply.

EASY ORDER ENTRY FORM
[GRAPHIC PICTURE]

STOCKSCAN(TM) AND FUNDSCAN(TM)
[GRAPHIC PICTURE]

DLJ RESEARCH*
[GRAPHIC PICTURE]

STANDARD & POOR'S AND ZACKS REPORTS
[GRAPHIC PICTURE]


* Available only to accounts with a balance of $100,000 or more.

                               TABLE OF CONTENTS




                                            Page
Prospectus Summary .....................      4
Risk Factors ...........................     11
Special Note Regarding
   Forward-Looking Statements ..........     21
Where You Can Find More
   Information .........................     22
Use of Proceeds ........................     23
Dividend Policy ........................     23
Capitalization .........................     24
Selected Combined Financial
   Information of DLJdirect ............     26
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations of DLJdirect .............     28
Business of DLJdirect ..................     38
Management of DLJdirect ................     55
Certain Relationships ..................     65
Description of Capital Stock ...........     68
Certain Cash Management and
   Allocation Policies .................     87
Material U.S. Federal Tax
   Considerations ......................     90
Underwriting ...........................     93
Legal Matters ..........................     96
Experts ................................     96
Illustration of Certain Terms ..........    I-1
Index to Combined Financial
   Statements ..........................    F-1

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information". You should be aware that information contained in DLJdirect's Web site is not deemed to be part of this prospectus.

                              PROSPECTUS SUMMARY

     This summary highlights key aspects of the offering of DLJdirect common stock. This summary is not a substitute for the more detailed information contained in the rest of this prospectus. For a more comprehensive description of the offering of DLJdirect common stock, you should read the entire prospectus.


               DONALDSON, LUFKIN & JENRETTE, INC. AND DLJDIRECT


DONALDSON, LUFKIN & JENRETTE, INC.

     We are a leading integrated investment and merchant bank that serves institutional, corporate, governmental and individual clients both domestically and internationally. Our business includes securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, traditional and online brokerage services and asset management. We have historically operated in three principal segments in the financial services industry: the Banking Group, the Capital Markets Group and the Financial Services Group. The Banking Group is a major participant in the raising of capital and the providing of financial advice to companies throughout the U.S. and Europe, Asia and Latin America. The Capital Markets Group consists of the Equities Division, which provides domestic and foreign institutional clients with global research, trading and sales services in U.S. listed and over-the-counter equities, and foreign equities trading, and the Fixed Income Division, which provides institutional clients with research trading and sales services for a broad range of fixed-income products, and distributes fixed-income securities in connection with underwritten offerings. The Financial Services Group provides a broad array of services to individual investors and the financial intermediaries that represent them.

     From a financial reporting standpoint, we have separated our online discount brokerage and related investment services business -- which we call DLJdirect -- from the rest of our businesses -- which we call DLJ. We intend our DLJdirect common stock to track the performance of DLJdirect, and we intend our DLJ common stock to track the performance of DLJ. We are offering you shares of DLJdirect common stock, but we are not offering you any shares of DLJ common stock.

     DLJ includes:

     o All Donaldson, Lufkin & Jenrette, Inc. businesses other than those businesses that are included in DLJdirect.

     o A retained interest in DLJdirect which is currently 100%. This retained interest will decline to reflect the initial issuance of DLJdirect common stock as well as any future issuances.

     Our principal executive offices are located at 277 Park Avenue, New York, NY 10172. Our telephone number is (212) 892-3000.


DLJDIRECT -- WWW.DLJDIRECT.COM

     DLJdirect is a leading provider of online discount brokerage and related investment services, offering customers automated securities order placement and information and research capabilities through the Internet and online service providers. DLJdirect's broad range of investment services is targeted at self-directed, sophisticated online investors, who on average have higher account balances than other online investors.

     DLJdirect was one of the pioneers of online investing. In its 10-year history, DLJdirect has frequently been recognized as a high-quality provider of online brokerage services. Recent industry awards include the following:

     o Barron's 1999 Annual Survey of Online Brokers -- DLJdirect was rated the number one online broker, based on criteria including trade execution, reliability and range of services

     o Gomez Advisors, Inc. -- DLJdirect was rated the number one overall Internet broker for five of the last seven quarters, including the most recent quarter


     o TheStreet.com -- DLJdirect was selected the number one online broker for reliability and ease of use in TheStreet.com's November 1998 reader survey


     DLJdirect's investment services and products include:


     o online order entry for stocks, options, mutual funds and U.S. Treasury securities


     o access to selected DLJ-managed initial public offerings and other equity offerings


     o company and industry research from DLJ and independent research organizations


     o DLJdirect MarketSpeed (Trade Mark) , its proprietary software with enhanced graphics and greater ease of use permitting DLJdirect's customers to access DLJdirect's online services an average of five times faster than other major Internet brokers


     o stock and mutual fund evaluation tools, including its proprietary StockScan (Trade Mark) for screening over 9,500 public companies and its proprietary FundScan (Trade Mark) for analyzing over 7,000 mutual funds


     DLJdirect has experienced rapid growth in recent years:


     o revenues increased 75.4% from $67.2 million in 1997 to $117.9 million in 1998 and were $47.2 million during the first quarter of 1999


     o the average number of trades executed each day increased 86.9% from 6,100 in 1997 to 11,400 in 1998 and was 20,200 during the first quarter of 1999


     o customer assets increased 93.5% from $4.6 billion at December 31, 1997 to $8.9 billion at December 31, 1998 and were $11.2 billion at March 31, 1999


     The key elements of DLJdirect's strategy are as follows:


     o   increase penetration of DLJdirect's targeted customer base


     o   build and enhance the DLJdirect brand


     o   maintain leading technology


     o   continue to broaden product offerings


     o   expand role as an Internet-based distributor of underwritten securities


     o   expand globally


     As used in this prospectus, the term "DLJdirect" does not represent a separately incorporated entity but rather means those businesses, assets and liabilities intended to represent Donaldson, Lufkin & Jenrette, Inc.'s online discount brokerage and related investment services business.

                            DLJDIRECT COMMON STOCK



Basic investment characteristics:       DLJdirect common stock is what is sometimes referred to as
                                        "tracking stock". Tracking stock is a type of common stock that is intended to reflect or "track" the performance of a particular business. In this case, DLJdirect common stock is intended to track the performance of DLJdirect.

                                        From a financial reporting standpoint, we have separated our online discount brokerage and related services business,
                                        DLJdirect, from Donaldson, Lufkin & Jenrette, Inc., which
                                        includes the rest of our businesses, and we have allocated all of our consolidated assets, liabilities, revenue, expenses and cash flow between DLJdirect and DLJ.

                                        Although we intend DLJdirect common stock to reflect the
                                        performance of DLJdirect, holders of DLJdirect common
                                        stock will be common stockholders of Donaldson, Lufkin &
                                        Jenrette, Inc. For this reason, holders of DLJdirect common stock will be subject to all of the risks associated with an investment in Donaldson, Lufkin & Jenrette, Inc. and all of its businesses, assets and liabilities.

Voting rights:                          Shares of DLJdirect common stock will have no voting rights except in certain limited circumstances.

Dividends:                              We do not expect to pay any dividends on DLJdirect common
                                        stock for the foreseeable future.

Your rights if we sell 80% or more of   We must choose one of the following three alternatives:
the assets of DLJdirect:

                                         o  pay a dividend to holders of DLJdirect common stock in an amount equal to a proportionate interest in the net
                                            proceeds of the disposition,

                                         o  redeem from holders of DLJdirect common stock, for an
                                            amount equal to a proportionate interest in the net
                                            proceeds of the disposition, outstanding shares of
                                            DLJdirect common stock or

                                         o  issue DLJ common stock (or, if we create additional
                                            series of common stock in the future designed to track
                                            any of our other businesses, shares of any such series)
                                            in exchange for outstanding DLJdirect common stock at a
                                            10% premium to the value of the DLJdirect common stock
                                            being exchanged. We will not be required to do any of the
                                            above, if:

                                         o  the sale is in connection with the liquidation of
                                            Donaldson, Lufkin & Jenrette, Inc.

                                         o  the sale is to an affiliate

                                         o  the sale is in exchange for equity securities of an
                                            entity primarily engaged in a similar or complementary
                                            business

                                         o  DLJdirect common stock is the only outstanding series of common stock at the time of the sale or

                                         o  no shares of DLJdirect common stock are outstanding at
                                            the time of the sale.

                                        At any time within one year after completing a special
                                        dividend or partial redemption referred to above, we will
                                        have the right to issue DLJ common stock in exchange for
                                        the remaining outstanding DLJdirect common stock at a 10%
                                        premium to the value of the DLJdirect common stock being
                                        exchanged. Under existing federal law, any such exchange
                                        would not be a taxable event for holders of DLJdirect
                                        common stock.

                                        To determine the exchange rate that will result in an
                                        exchange at a 10% premium to the value of the DLJdirect
                                        common stock being exchanged, we will value DLJ common
                                        stock and DLJdirect common stock based on their average
                                        market values over a specified 20-trading-day period before the exchange.

Your premium if we exchange shares of   We will have the right to issue DLJ common stock in
DLJdirect common stock for shares of    exchange for outstanding DLJdirect common stock at a
DLJ common stock:                       premium at any time. The premium will be 25% for
                                        exchanges occurring in the 90 days after issuance and will decline ratably each quarter thereafter over a period of 3 years to 15%. However, the premium will be 10% if as a
                                        result of the enactment of legislative changes or
                                        administrative proposals or changes, we or our stockholders will, based on the legal opinion of our tax counsel, more
                                        likely than not be subject to tax upon issuance of the
                                        DLJdirect common stock or DLJ common stock or such
                                        stock will not be treated as stock of Donaldson, Lufkin &
                                        Jenrette, Inc.

Our right to exchange shares of         We will have the right, at any time, to exchange stock of a
DLJdirect common stock for shares of    subsidiary of Donaldson, Lufkin & Jenrette, Inc. for
common stock of a subsidiary:           DLJdirect common stock if all of the assets and liabilities of
                                        DLJdirect are transferred to that subsidiary.

Your share upon a liquidation of        Upon liquidation of Donaldson, Lufkin & Jenrette, Inc.,
Donaldson, Lufkin & Jenrette, Inc.:     holders of DLJ common stock and DLJdirect common stock
                                        will be entitled to receive the net assets of Donaldson, Lufkin
                                        & Jenrette, Inc., if any, remaining for distribution to
                                        stockholders after payment or provision for all liabilities of
                                        Donaldson, Lufkin & Jenrette, Inc. and payment of the
                                        liquidation preference payable to any holders of preferred stock. Amounts due upon liquidation in respect of shares of
                                        DLJ common stock and shares of DLJdirect common stock
                                        will be distributed pro rata in accordance with the average market value of DLJ common stock and the average market
                                        value of DLJdirect common stock over a 20-trading-day
                                        period prior to the liquidation.

                                 THE OFFERING



DLJdirect common stock
   offered..................   16,000,000 shares



Shares of DLJdirect common
stock effectively owned by
DLJ through its retained
interest after this
 offering...................   85,000,000 shares



Use of proceeds.............   The net proceeds from this offering are
                               estimated to be approximately $281.1 million. We will allocate to DLJdirect the net proceeds from 11,000,000 of the shares offered hereby
                               (approximately $193.9 million) and to DLJ the net proceeds from 5,000,000 of the shares offered hereby (approximately $87.9 million). DLJdirect will use the net proceeds to support its advertising budget of approximately $65 million for 1999, to repay a note issued to an affiliate prior to the offering and to repay outstanding indebtedness under a revolving credit facility with an affiliate. DLJdirect has not allocated the balance of the proceeds for any specific purpose. Such funds may be used to support
                               DLJdirect's domestic and international expansion, to permit additional advertising in future periods and for other general corporate purposes.



New York Stock
 Exchange symbol............   DIR



     Except as otherwise indicated, the information in this prospectus assumes that the DLJdirect common stock being offered will be sold at $19.00 per share, which is the mid-point of the range set forth on the cover page of the prospectus, and that the underwriters' option to purchase additional shares of DLJdirect common stock is not exercised. The net proceeds from any exercise of the underwriters' option will be allocated to DLJdirect and DLJ in the same proportions as the initial issuance of shares in the offering.


     The shares of DLJdirect common stock outstanding exclude 10,000,000 shares of DLJdirect common stock that have been reserved for issuance under DLJdirect's stock option plan. See "Management of DLJdirect -- DLJdirect 1999 Incentive Compensation Plan".

              SUMMARY COMBINED FINANCIAL INFORMATION OF DLJDIRECT

     The following summary combined financial information should be read in conjunction with DLJdirect's combined financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of DLJdirect" contained elsewhere in this prospectus. The summary combined statements of operations data for the years ended December 31, 1996, 1997 and 1998 are derived from DLJdirect's audited combined financial statements which are included elsewhere in this prospectus. The summary combined statements of operations data for the three months ended March 31, 1998 and 1999 and the combined statements of financial condition data as of March 31, 1999 are derived from DLJdirect's unaudited combined financial statements which are also included elsewhere in this prospectus. The unaudited summary combined financial information reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. The operating results for the three months ended March 31, 1998 and 1999 are not necessarily indicative of the results to be expected for any other interim period or any other future fiscal year. The summary combined statements of operations data for the years ended December 31, 1994 and 1995 are derived from the unaudited combined financial statements of DLJdirect which are not included in this prospectus.




                                                                                                        THREE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                            MARCH 31,
                                       ------------------------------------------------------------- -------------------------
                                           1994        1995        1996        1997         1998         1998         1999
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
 Commissions .........................  $ 28,491    $ 40,358    $ 54,166    $ 50,948     $  78,717    $ 16,130     $  32,054
 Fees ................................     3,797       5,067       6,426      12,109        25,484       5,140         9,596
 Interest ............................     1,858       1,846       2,569       4,160        13,723       2,787         5,552
                                        --------    --------    --------    --------     ---------    --------     ---------
   Total revenues ....................    34,146      47,271      63,161      67,217       117,924      24,057        47,202
                                        --------    --------    --------    --------     ---------    --------     ---------
Costs and expenses:
 Compensation and benefits ...........     5,422       7,362      11,202      17,174        28,260       5,759        10,683
 Brokerage, clearing, exchange
   and other fees ....................     9,567      11,709      15,422      20,909        28,423       6,071         8,854
 Advertising .........................     1,971       4,183       9,093      13,137        25,146       9,010         6,101
 Occupancy and equipment .............     1,175       1,437       1,923       3,352         5,045       1,081         1,503
 Communications ......................       791       1,025       1,468       2,844         5,564       1,189         2,705
 Technology costs ....................     4,400       5,431       5,205       5,082         4,084       1,103         1,280
 Other operating expenses ............     3,164       4,507       5,567      10,844        18,934       3,660         4,815
                                        --------    --------    --------    --------     ---------    --------     ---------
   Total costs and expenses ..........    26,490      35,654      49,880      73,342       115,456      27,873        35,941
                                        --------    --------    --------    --------     ---------    --------     ---------
Income (loss) before income tax
 provision (benefit) .................     7,656      11,617      13,281      (6,125)        2,468      (3,816)       11,261
Income tax provision (benefit) .......     3,128       4,746       5,425      (2,502)        1,008      (1,559)        4,088
                                        --------    --------    --------    --------     ---------    --------     ---------
Net income (loss) ....................  $  4,528    $  6,871    $  7,856    $ (3,623)    $   1,460    $ (2,257)    $   7,173
                                        ========    ========    ========    ========     =========    ========     =========
Pro forma earnings per share of
 DLJdirect common stock (1):
 Basic and diluted ...................                                                   $    0.01                 $    0.07
                                                                                         =========                 =========
Pro forma weighted average
 shares of DLJdirect common
 stock outstanding (1):
 Basic and diluted ...................                                                     101,000                   101,000
                                                                                         =========                 =========

                                           AS OF MARCH 31, 1999
                                        ---------------------------
                                          ACTUAL    AS ADJUSTED (2)
                                              (IN THOUSANDS)
STATEMENTS OF FINANCIAL CONDITION DATA:
Cash and cash equivalents .............  $47,825       $207,966
Total assets ..........................   52,429        212,570
Long-term liabilities .................       --             --
Total equity ..........................   30,097        193,280



                                                   AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                                      -------------------------------------------------------------------
                                           1994          1995          1996         1997         1998
                                                            (DOLLARS IN THOUSANDS)
OTHER DATA:
 Total trades .......................     475,000       660,000       929,000    1,535,000    2,875,000
 Average trades per day .............       1,900         2,600         3,700        6,100       11,400
 Total customer assets ..............  $1,300,000    $1,900,000    $2,500,000   $4,600,000   $8,900,000
 Total accounts .....................     153,000       207,000       280,000      390,000      529,000
 Total active accounts (3) ..........         N/A           N/A       113,000      144,000      210,000
 Total employees ....................          95           139           174          283          374
 Total technology employees .........          12            14            34           82          119



                                            AS OF OR FOR THE
                                           THREE MONTHS ENDED
                                               MARCH 31,
                                      ----------------------------
                                           1998          1999
                                         (DOLLARS IN THOUSANDS)
OTHER DATA:
 Total trades .......................     580,000      1,230,000
 Average trades per day .............       9,500         20,200
 Total customer assets ..............  $5,900,000    $11,200,000
 Total accounts .....................     428,000        590,000
 Total active accounts (3) ..........     161,000        243,000
 Total employees ....................         287            466
 Total technology employees .........          86            128

----------
(1) Share amounts include shares effectively owned by DLJ through its retained interest in DLJdirect. Pro forma basic and diluted earnings per common share amounts have been calculated by dividing net income applicable to common shares by the pro forma weighted average common shares outstanding.


(2) As adjusted amounts give effect to (a) the allocated net proceeds of 11,000,000 shares of DLJdirect common stock at an assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net proceeds from the offering (after deducting estimated underwriting discounts and commissions and offering expenses payable by us) and (b) the repayment of a note to an affiliate prior to the completion of the offering which will be repaid with a portion of the proceeds from the offering. The note issued to an affiliate is equal to approximately $33.1 million which represents the total equity of DLJdirect Holdings Inc. at March 31, 1999 plus the accumulated retained earnings of DLJdirect Holdings Inc. for the month ended April 30, 1999.


(3) Active accounts consist of those accounts at the end of the related period with at least one trade in the last twelve months or with a balance at period end.

                                 RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing DLJdirect. Additional risks not presently known to DLJdirect or that it currently deems immaterial may also impair its business operations. DLJdirect's business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of DLJdirect common stock could decline due to any of these risks, and you may lose all or part of your investment.


RISKS RELATING TO OWNERSHIP OF DLJDIRECT COMMON STOCK


 HOLDERS OF DLJDIRECT COMMON STOCK WILL BE COMMON STOCKHOLDERS OF DONALDSON, LUFKIN & JENRETTE, INC.

     We cannot assure you that the market value of DLJdirect common stock will reflect the performance of DLJdirect as we intend. Holders of DLJdirect common stock will continue to be common stockholders of Donaldson, Lufkin & Jenrette, Inc. and, as such, will be subject to all risks of an investment in Donaldson, Lufkin & Jenrette, Inc. and all of our businesses, assets and liabilities.


 HOLDERS OF DLJDIRECT COMMON STOCK WILL NOT HAVE ANY CLAIMS ON THE ASSETS OF DLJDIRECT

     Even though from a financial reporting standpoint we have allocated our consolidated assets, liabilities, revenue, expenses and cash flow between DLJdirect and DLJ, that allocation will not change the legal title to any assets or responsibility for any liabilities and will not affect the rights of any of our creditors. Further, in any liquidation, holders of DLJdirect common stock will receive a share of the net assets of Donaldson, Lufkin & Jenrette, Inc. based on the relative trading prices of DLJdirect common stock and DLJ common stock rather than on any assessment of the actual value of DLJdirect or DLJ.


 HOLDERS OF DLJDIRECT COMMON STOCK WILL HAVE NO VOTING RIGHTS

     Holders of DLJdirect common stock will have no voting rights, unless a separate class vote is required by the Delaware general corporation law.


 THE BOARD OF DIRECTORS MAY MAKE DECISIONS THAT FAVOR DLJ AT THE EXPENSE OF DLJDIRECT

     Due to the extensive relationships between DLJ and DLJdirect, there will be inherent conflicts of interest. The board of directors of Donaldson, Lufkin & Jenrette, Inc., in its sole discretion, will make operational and financial decisions and implement policies that may affect the businesses of DLJ and DLJdirect differently, potentially favoring one business at the expense of the other. Examples include:

     o future allocations of assets, liabilities, revenues, expenses, cash flow and the tax consequences of operations,

     o   the allocation of business opportunities, resources and personnel,

     o the manner of accounting for a transfer of funds between DLJ and DLJdirect as either a revolving credit advance, a long-term loan or a return of capital,

     o   the allocation of funds for capital expenditures,

     o the allocation of proceeds from the issuance of DLJdirect common stock and the costs of repurchases of DLJdirect common stock either to DLJ in respect of its retained interest in DLJdirect or to the equity of DLJdirect,

     o the allocation of issuances of debt or preferred stock of Donaldson, Lufkin & Jenrette, Inc. between DLJ and DLJdirect,

     o decisions as to how to allocate consideration received from a merger involving Donaldson, Lufkin & Jenrette, Inc. between holders of DLJ common stock and DLJdirect common stock,

     o decisions as to whether and when to exchange one series of common stock for the other series of common stock,


     o   decisions regarding the sale of assets of either DLJ or DLJdirect, and



     o   other transactions between DLJ and DLJdirect.


     The discretion of the board of directors of Donaldson, Lufkin & Jenrette, Inc. in these areas makes an investment in DLJdirect common stock riskier than an investment in ordinary common stock. All of the directors own disproportionate interests, in both percentage and value terms, of DLJ common stock as compared to DLJdirect common stock. This disparity in ownership interests may create or appear to create potential conflicts of interest when these directors are faced with decisions that could have different implications for the different series. See "Certain Cash Management and Allocation Policies".


 PRINCIPLES OF DELAWARE LAW MAY PROTECT DECISIONS OF THE BOARD OF DIRECTORS OF DONALDSON, LUFKIN & JENRETTE, INC. THAT FAVOR HOLDERS OF DLJ COMMON STOCK AT THE EXPENSE OF HOLDERS OF DLJDIRECT COMMON STOCK


     You may not be able to challenge decisions that have an adverse effect upon holders of DLJdirect common stock if the board of directors of Donaldson, Lufkin & Jenrette, Inc. is disinterested and informed with respect to these decisions and acts in good faith, and in the belief that it is acting in the best interests of Donaldson, Lufkin & Jenrette, Inc.'s stockholders. Delaware law provides that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to either group of stockholders, subject to applicable provisions set forth in a company's charter. We are not aware of any legislative or judicial precedent involving the fiduciary duties of directors of a Delaware corporation with two classes of common stock with separate rights related to specified operations of the corporation.


 WE MAY DISPOSE OF ASSETS OF EITHER DLJDIRECT OR DLJ WITHOUT YOUR APPROVAL AND YOU MAY RECEIVE LESS VALUE FOR YOUR SHARES THAN THE MARKET VALUE OF YOUR SHARES



     We can sell any amount of assets of DLJdirect without stockholder approval, because Delaware law requires stockholder approval only for a sale, lease or exchange of "all or substantially all" of the assets of the entire company. There is no clear meaning of "all or substantially all" under Delaware law.


     Although we are required to:


     o   pay a dividend on DLJdirect common stock,


     o   redeem shares of DLJdirect common stock or


     o exchange all outstanding shares of DLJdirect common stock for DLJ common stock in connection with certain sales of DLJdirect's assets, the value received by a holder of DLJdirect common stock may be less than the market value of such shares prior to the asset sale. In addition, the board of directors of Donaldson, Lufkin & Jenrette, Inc. will decide, in its sole discretion, how to proceed and is not required to select the option that would result in the highest value to holders of DLJdirect common stock.


 THE MARKET PRICE OF DLJDIRECT COMMON STOCK WILL FLUCTUATE AND COULD FLUCTUATE SIGNIFICANTLY


     The stock market has experienced extreme price and volume fluctuations. The market prices of securities of Internet-related companies, in particular, have been especially volatile. In the past, companies that have experienced volatility have sometimes been the object of securities class action litigation. Securities class action litigation may result in substantial costs and a diversion of management's attention and resources.

 WE MAY ISSUE DLJ COMMON STOCK IN EXCHANGE FOR DLJDIRECT COMMON STOCK WHEN DLJDIRECT COMMON STOCK IS UNDERVALUED OR DLJ COMMON STOCK IS OVERVALUED

     We will have the right to exchange your shares of DLJdirect common stock for shares of DLJ common stock at a premium at any time. Because certain exchanges would be at a premium, and since we could determine to effect an exchange at a time when either or both of DLJ common stock and DLJdirect common stock may be considered to be overvalued or undervalued, any such exchange may be disadvantageous to holders of DLJdirect common stock. In addition, any such exchange would preclude holders of DLJdirect common stock from retaining their investment in a security that is intended to reflect separately the performance of DLJdirect.

 A RECENT CLINTON ADMINISTRATION TAX PROPOSAL COULD RESULT IN THE EXCHANGE OF DLJDIRECT COMMON STOCK FOR DLJ COMMON STOCK AT A REDUCED PREMIUM

     We may issue DLJ common stock in exchange for DLJdirect common stock at a premium of 10% if, as a result of the enactment of legislative changes or administrative proposals or changes, we or our stockholders will, more likely than not, be subject to tax upon issuance of the DLJ common stock or DLJdirect common stock or such stock will not be treated as stock of Donaldson, Lufkin & Jenrette, Inc. A recent proposal by the Clinton Administration would impose a corporate level tax on the issuance of stock similar to the DLJdirect common stock. As proposed by the Clinton Administration, this provision would be effective upon the date of its enactment by Congress. If this proposal is enacted, therefore, we could be subject to tax on an issuance of DLJdirect common stock after the date of enactment. We cannot predict whether the proposal will be enacted by Congress and, if enacted, whether it will be in the form proposed by the Clinton Administration. We expect the offering to be consummated prior to the effective date of the proposed legislation. It is possible, however, that further issuances of the DLJdirect common stock would be affected by the enactment of these proposals. See "Description of Capital Stock -- Optional Exchange of DLJ Common Stock for DLJdirect Common Stock".

 THE VALUE OF DLJDIRECT COMMON STOCK MAY DECLINE IF MORE DLJDIRECT COMMON STOCK IS ISSUED

     Our certificate of incorporation allows the board of directors of Donaldson, Lufkin & Jenrette, Inc., in its sole discretion, to issue authorized but unissued shares of DLJdirect common stock. This could dilute the value of shares of DLJdirect common stock.


 THE MANAGEMENT OF DLJDIRECT HAS BROAD DISCRETION IN ALLOCATING THE USE OF PROCEEDS FROM THIS OFFERING

     DLJdirect intends to use the net proceeds from 11,000,000 of the shares of DLJdirect common stock to support its advertising budget of approximately $65 million for 1999, to repay a note issued to an affiliate prior to the offering and to repay outstanding indebtedness under a revolving credit facility with an affiliate. DLJdirect, however, has not allocated all of its proceeds for specific purposes and the management of DLJdirect will have significant flexibility in applying the balance of its share of the net proceeds. The balance of DLJdirect's share of the net proceeds may be used for general corporate purposes, including to support DLJdirect's domestic and international expansion and to permit additional advertising in future periods. The failure of the management of DLJdirect to apply these funds effectively could have a material adverse effect on the DLJdirect's business, results of operations and financial condition. See "Use of Proceeds".



RISKS RELATING TO THE BUSINESS OF DLJDIRECT


 SYSTEM LIMITATIONS AND FAILURES COULD HARM DLJDIRECT'S BUSINESS

     If DLJdirect's systems cannot be expanded to cope with increased demand or fail to perform, it could experience:

     o   unanticipated disruptions in service;

     o   slower response times;

     o   decreased customer service and customer satisfaction; and

     o   delays in the introduction of new products and services;

which could result in

     o   financial losses;

     o   litigation or other customer claims; and

     o   regulatory sanctions.

     DLJdirect uses internally developed systems to operate its business, including transaction processing systems, which can accomodate increased capacity. However, if DLJdirect's customer base increases substantially, DLJdirect will need to expand significantly and upgrade its technology, transaction processing systems and network infrastructure. DLJdirect does not know whether it will be able to project accurately the rate or timing or cost of any increases, or expand and upgrade its systems and infrastructure to accommodate any increases in a timely manner.

     DLJdirect's ability to facilitate transactions successfully and provide high-quality customer service also depends on the efficient and uninterrupted operation of its computer and communications hardware systems. We have experienced systems failures in the past and we could experience future systems failures. Examples of significant systems failures include:

     o On April 21, 1998, a high volume of customer activity overloaded DLJdirect's computer. As a result, customers logging into their accounts between 9:30 a.m. and 10:00 a.m. were unable to access the system or experienced significant lag times in doing so. This increased the number of customers who tried to place orders by telephone, causing such customers to experience significant wait times or failures to connect. The problem was resolved by 10:30 a.m. The problem occurred again but to a lesser extent on April 22, 23, and 27, 1998. Additional computer resources have been applied to solve the capacity problem.

     o On February 1, 1999, a systems update caused the misconfiguration of a security firewall, making DLJdirect's system inaccessible for customers attempting to access DLJdirect's service using DLJdirect's Internet site and Windows-based software from 7:30 a.m. to 11:00 a.m. DLJdirect customers using AOL, Prodigy, and DLJdirect's telephone system were not affected by this system failure. However, customers placing orders using telephone lines experienced significant waiting times during the period of system failure. The cause of this problem was addressed and has not subsequently recurred.

     o The output from an affiliate's computer system upon which DLJdirect relies was not available at the usual time on the morning of April 13, 1999. This systems failure affected approximately 35% of customer orders entered during the period after the close of business on April 12, 1999 until the following morning. Certain orders were trapped in a queue and could not be released for execution until after 10:00 a.m. In addition, customers could not place trades through DLJdirect's PC system until 10:00 a.m., which led to long waiting periods for telephone service. DLJdirect believes the circumstances which caused this situation have been appropriately remedied.

     DLJdirect's systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer viruses, intentional acts of vandalism and similar events. While DLJdirect currently maintains multiple computer facilities to provide limited service during system disruptions, it does not have facilities in place which will fully maintain service during a system disruption. Any system failure that causes an interruption in service or decreases the responsiveness of DLJdirect's service could impair its reputation, damage its brand name and harm its revenues. DLJdirect also relies on a number of third parties for systems support. Any interruption in these third-party services or a deterioration in the performance of these services could also be disruptive to its business.


 DLJDIRECT MAY BE UNABLE TO MANAGE ITS RAPID GROWTH EFFECTIVELY

     DLJdirect has rapidly and significantly expanded its operations and anticipates that further similar expansion will be required to realize its growth strategy. Its rapid growth has placed significant demands on its management and other resources and is likely to continue. To manage its future growth, DLJdirect will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for: (1) transaction processing; (2) operational and financial management; and (3) training, integrating and managing its growing employee base. There can be no assurance that DLJdirect will be able to achieve the rate of growth that it has experienced in the past.



 AGREEMENTS BETWEEN DLJDIRECT AND DLJ ARE NOT THE RESULT OF THIRD-PARTY NEGOTIATIONS

     DLJdirect has entered into a number of important intercompany arrangements with DLJ entities. None of these arrangements were the result of third-party negotiations. No assurances can be given therefore that DLJdirect could not enter into similar arrangements with a third-party on more favorable terms.


 DLJDIRECT FACES POTENTIAL CONFLICTS OF INTEREST WITH DLJ

     Due to the extensive relationships between DLJ and DLJdirect, there will be inherent conflicts of interest. The board of directors of Donaldson, Lufkin & Jenrette, Inc., in its sole discretion, will make operational and financial decisions and implement policies that affect the businesses of both DLJ and DLJdirect. In some cases, these decisions may favor DLJ to the detriment of DLJdirect. The board of directors of Donaldson, Lufkin & Jenrette, Inc. is primarily composed of directors and/or executive officers of DLJ and its affiliates and does not include any members of the management of DLJdirect.


  Direct competition between DLJ and DLJdirect may increase

     DLJ and DLJdirect are both engaged in brokerage and related investment service businesses. DLJ is not restricted from competing with DLJdirect and there can be no assurance that DLJ will not expand its operations to compete with DLJdirect. If the markets for their services continue to converge, opportunities for direct competition between DLJ and DLJdirect will increase and may include the following:

     o DLJ offering online trading to its existing brokerage customers or launching its own group dedicated to online brokerage;

     o   DLJdirect competing with DLJ for underwriting business; and

     o DLJdirect offering private placements or investment advice to its customers in competition with financial products and services offered by DLJ.


  Strategic decisions may benefit DLJ at the expense of DLJdirect

     Donaldson, Lufkin & Jenrette, Inc. currently intends to pursue its online brokerage business through DLJdirect. However, the board of directors of Donaldson, Lufkin & Jenrette, Inc., in its sole discretion, may in the future decide to pursue business opportunities or operational strategies, even in the online brokerage area, through DLJ instead of DLJdirect. As DLJdirect expands internationally, conflicts may arise in selecting new target international markets and in selecting joint venture partners, if any.

     In addition to conflicts posed by international expansion, DLJdirect may desire to pursue other strategic initiatives that present conflicts between DLJ and DLJdirect. These initiatives could include:

     o alliances by DLJdirect with competitors of DLJ to participate as an Internet-based distributor or an underwriter in non-DLJ managed offerings;

     o   DLJ selling its research products to competitors of DLJdirect; and

     o   DLJ including other Internet-based distributors in its offerings.

In addition to research products and access to DLJ-managed offerings, DLJdirect intends to expand the range of DLJ products and services available to its clients as part of its ongoing business strategy.

As competition in the financial services industry increases and DLJdirect's business continues to grow, issues relating to the pricing and the level of availability for such products and services may result in conflicts of interest.


  DLJ may restrict DLJdirect's pursuit of initiatives that may adversely affect the reported results of DLJ in the near future

     The consolidated financial results of Donaldson, Lufkin & Jenrette, Inc. will reflect DLJdirect's financial results. Accordingly, strategic decisions by DLJdirect that adversely affect DLJdirect's financial results in the near future will also adversely affect DLJ's financial results in the near future. As a result, DLJ may restrict DLJdirect's ability to pursue initiatives that may adversely affect the financial results of DLJ in the near future. Such initiatives may include:

     o significant increases in marketing expenditures or technological investments;

     o   changes to DLJdirect's pricing structure; and

     o   significant international expansion.


  Determing the appropriate fees for trade clearing and execution services provided by DLJ creates potential conflicts

     Pursuant to an agreement between DLJ and DLJdirect, DLJ's Pershing Division acts as clearing agent for DLJdirect. A clearing agent ordinarily provides facilities for the execution of customer orders, the settlement of customer trades and other operational functions incidental to providing custody for customers' securities and cash balances. Brokerage, clearing and exchange fees paid to Pershing represented approximately 24.1% of DLJdirect's total revenues in 1998 and 18.8% of DLJdirect's total revenues in the first quarter of 1999. In addition, DLJdirect receives payments from Pershing for order flow and for interest earned on account balances. Under a recent amendment to the agreement, the amounts to be paid by DLJdirect to Pershing will include the license fee for the use of the trademarks that are licensed to DLJdirect in the United States and certain other jurisdictions. The agreement which governs these fees and payments provides for good faith renegotiation of pricing terms as a result of changes in market conditions. Conflicts may arise regarding decisions for appropriate levels of future fees and payments.


 DLJDIRECT DEPENDS ON PERSHING FOR TRADE CLEARANCE AND TRADE EXECUTION

     DLJdirect is dependent upon Pershing for trade clearance and trade execution. DLJdirect has entered into a 10-year agreement with DLJ pursuant to which Pershing acts as DLJdirect's exclusive clearing agent in the United States. DLJdirect's communications and information systems are coordinated with the clearing information systems of Pershing. Additionally, Pershing furnishes DLJdirect with information necessary to run DLJdirect's business, including transaction summaries, data for compliance and risk management, trade execution reports, and trade confirmations. Accordingly, an interruption or the cessation of service by Pershing as a result of systems limitations or failures could have a material adverse effect on DLJdirect's business, financial condition and operating results.


 DLJDIRECT'S BUSINESS COULD BE HARMED BY MARKET FLUCTUATIONS AND OTHER SECURITIES INDUSTRY RISKS

     DLJdirect's revenues in recent years have been principally from its electronic brokerage services. Like other brokerage services, DLJdirect is directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities and futures transactions. It is also particularly affected by volatility in technology and Internet-related stocks because a significant portion of its customers invest in these types of stocks. In recent months, the U.S. securities markets have fluctuated considerably and a downturn in these markets could adversely affect DLJdirect's operating results. Reduced trading volume and prices have historically resulted in reduced transaction revenues. When trading volume is low, DLJdirect's profitability may be adversely affected because its overhead is substantially fixed. Severe market fluctuations in the future could have a material adverse effect on its business, financial condition and operating results.

     DLJdirect's brokerage business, by its nature, is subject to various other risks, including customer default and employee misconduct and errors. DLJdirect allows customers who are credit-approved to place trades valued at up to $15,000 without first depositing any money or collateral into their accounts. These customers with existing balances are also allowed to place orders to purchase or sell securities for up to five times the value of equity in their accounts. In all instances, however, customers are required to pay for purchases or provide cash or acceptable securities as collateral for margin transactions. In addition, in permitting customers to purchase securities in either cash or margin accounts, DLJdirect takes the risk of a market decline that could reduce the value of the collateral to below the customers' indebtedness before the collateral can be sold. Although DLJdirect has thus far experienced only modest losses and believes that it has established adequate credit assessment procedures, it could lose sizable sums if customers default on their obligations.


 DLJDIRECT MAY NOT SUCCEED IN EXECUTING ITS INTERNATIONAL STRATEGY

     To date, DLJdirect has no experience in providing brokerage services internationally. There can be no assurance that DLJdirect will be able to succeed in marketing its branded services and products in international markets. In addition, there are risks inherent in doing business in international markets, particularly in the heavily regulated brokerage industry, such as:

     o   lack of experience with online trading,

     o unexpected changes in regulatory requirements, tariffs and other trade barriers, and

     o difficulties in staffing, including reliance on newly hired local personnel, and managing foreign operations.

     DLJdirect intends to enter several key international markets during the next few years. As a result of the factors listed above, it expects to lose money in its international operations for several years. If there are unfavorable economic conditions in the international markets in which DLJdirect does business, the losses could be greater and last longer.


 REGULATORY AND LEGAL UNCERTAINTIES COULD HARM DLJDIRECT'S BUSINESS

     The securities industry in the United States is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business. DLJdirect's mode of operation and profitability may be directly affected by:

     o   additional legislation,

     o changes in rules promulgated by the SEC, the NASD, the Board of Governors of the Federal Reserve System, the various stock exchanges and other self-regulatory organizations, or

     o changes in the interpretation or enforcement of existing laws and rules.

     The SEC, the NASD or other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders, suspend or expel a broker-dealer or any of its officers or employees. DLJdirect's ability to comply with all applicable laws and rules is largely dependent on its internal system to ensure compliance, as well as its ability to attract and retain qualified compliance personnel. DLJdirect could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on its business, financial condition and operating results.

     DLJdirect intends to expand its business in U.S. securities to other countries. DLJdirect will need to comply with the regulatory controls of each specific country in which it conducts business. Its international expansion may be limited by the compliance requirements of other national regulatory jurisdictions.

     In addition, due to the increasing popularity of the Internet, laws and regulations may be passed dealing with issues such as user privacy and the pricing, content and quality of products and services. For instance, a bill entitled the "Online Investor Protection Act" has recently been introduced in the U.S. Senate. This bill is designed to protect investors who use Internet brokerages to trade securities by enabling the SEC to monitor online brokers, strengthen penalties for online fraud and give investors access to information on a broker's speed of execution before they sign up. Increased attention to these issues could adversely affect the growth of the Internet, which could in turn decrease the demand for DLJdirect's services or could otherwise have a material adverse effect on its business, financial condition and operating results.


 A CHANGE IN PAYMENTS FOR ROUTING ITS CUSTOMERS' ORDERS COULD ADVERSELY AFFECT DLJDIRECT


     DLJdirect has arrangements with Pershing to receive cash payments in exchange for routing trade orders to Pershing for execution. There can be no assurance that payments for routing customers' orders will continue to be permitted by the SEC, the NASD or other regulatory agencies, courts or governmental units or by state securities regulators. Payments made to DLJdirect by Pershing for routing trade orders were $5.5 million and $8.9 million in 1997 and 1998, respectively, and $2.0 million and $3.2 million for the first quarter of 1998 and 1999, respectively. While payments for routing these orders increased 60.0% from the first quarter of 1998 to the same quarter in 1999, the associated trades increased 118.3%. As a result of the implementation by the SEC of order handling rules in January 1997, buyers and sellers are able to express their desire to purchase or sell shares in smaller dollar increments. This change reduced the opportunity to profit for firms which deal in securities and has had the effect of reducing the amount Pershing is able to pay DLJdirect for routing these orders. Loss of these revenues could have a material adverse effect on DLJdirect's business and operating results. Moreover, DLJdirect may be required to make payments to third parties in order to have orders executed.



 DLJDIRECT'S BUSINESS IS IN AN EARLY STAGE OF MARKET DEVELOPMENT; THE SUCCESS OF DLJDIRECT'S BUSINESS WILL DEPEND ON CONTINUED GROWTH OF INTERNET COMMERCE

     The market for electronic brokerage services, particularly over the Internet, is at an early stage of development and is rapidly evolving. Consequently, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. For DLJdirect, this uncertainty is compounded by the risks that consumers will not adopt online commerce and that commerce on the Internet will not adequately develop to permit it to succeed.

     The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. DLJdirect's success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security, and the timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services.

     The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face similar outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on DLJdirect's Web site. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity or due to increased government regulation. The adoption of new standards or government regulation may require DLJdirect to incur substantial compliance costs.


 FLUCTUATIONS IN DLJDIRECT'S QUARTERLY OPERATING RESULTS MAY IMPACT ITS STOCK PRICE

     DLJdirect has historically experienced significant variation in its quarterly and annual results of operations and expects that future results of operations will also vary significantly. These fluctuations may result from:

     o   timing of major advertising campaigns;

     o the timing of introductions of or enhancements to online investing services and products by DLJdirect or its competitors;

     o   changes in trading volume in securities markets;

     o   changes in pricing policies by DLJdirect or its competitors;

     o   changes in strategy;

     o changes in the level of operating expenses to support projected growth; and

     o   general economic conditions.

     Due to these factors, quarterly revenues and operating results are difficult to forecast. DLJdirect believes that period-to-period comparisons of its operating results will not necessarily be meaningful, and you should not rely on them as any indication of future performance. DLJdirect's future quarterly operating results may not consistently meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of the DLJdirect common stock.


 SUBSTANTIAL COMPETITION COULD REDUCE DLJDIRECT'S MARKET SHARE AND HARM ITS FINANCIAL PERFORMANCE

     The market for electronic brokerage services over the Internet is new, rapidly evolving and intensely competitive. DLJdirect expects competition to continue and intensify in the future. DLJdirect faces direct competition from discount brokerage firms providing either touch-tone telephone or online investing services, or both. DLJdirect also encounters competition from the broker-dealer affiliates of established full commission brokerage firms. In addition, it competes with financial institutions, mutual fund sponsors and other organizations, some of which provide electronic brokerage services.

     Some of DLJdirect's competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than DLJdirect. In addition, some of its competitors offer a wider range of services and financial products than it does, and therefore may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Some current and potential competitors also have greater name recognition and larger customer bases that could be cultivated, thereby gaining market share from DLJdirect. These competitors may conduct more extensive promotional activities and offer better terms and lower prices to customers than DLJdirect. Moreover, some competitors have established cooperative relationships among themselves or with third parties to enhance their services and products and to lower costs. Accordingly, it is possible that new competitors or alliances among existing competitors may emerge and significantly reduce DLJdirect's market share.

     DLJdirect believes the general financial success of companies within the online securities industry over the past several years will continue to attract new competitors to the industry, such as banks, software development companies, insurance companies, providers of online financial and information services and others, as these companies expand their product lines. The current trend toward consolidation in the commercial banking industry could further increase competition in all aspects of DLJdirect's business. To the extent DLJdirect's competitors are able to attract and retain customers based on the convenience of one-stop shopping, its business or ability to grow could be adversely affected.


 DLJDIRECT WILL NEED TO INTRODUCE NEW SERVICES AND PRODUCTS TO REMAIN
COMPETITIVE

     DLJdirect's future success depends in part on its ability to develop and enhance its services and products. If DLJdirect is unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements, or if DLJdirect's services and products do not achieve market acceptance, DLJdirect's business, financial condition and operating results will be materially adversely affected.

 DLJDIRECT'S NETWORKS MAY BE VULNERABLE TO SECURITY RISKS

     DLJdirect has not in the past experienced network security problems. However, DLJdirect's networks may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use information of DLJdirect or cause interruptions or malfunctions in DLJdirect's operations. DLJdirect may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. Although DLJdirect intends to continue to implement industry-standard security measures, these measures may be inadequate.


 YEAR 2000 RISKS MAY HARM DLJDIRECT'S BUSINESS

     Because many computer systems were not designed to handle dates beyond the year 1999, computer hardware and software may need to be modified prior to the Year 2000 in order to remain functional thereafter. This may affect DLJdirect in numerous ways:

     o If the costs associated with addressing Year 2000 issues are greater than planned, DLJdirect's earnings and results of operations could be affected.

     o DLJdirect's method of trading depends heavily on the integrity of electronic systems outside of its control, like online and Internet service providers, and third-party software such as Internet browsers. A failure of any of these systems due to Year 2000 issues would interfere with the trading process and, in turn, may have a material adverse effect on DLJdirect's business, financial condition and operating results.


 DLJDIRECT DEPENDS ON KEY PERSONNEL

     DLJdirect's success has been, and will be, dependent to a large degree on its ability to retain the services of its existing executive officers and to attract and retain qualified additional senior and middle managers and key personnel in the future. It does not have "key person" life insurance policies on any of its officers or employees. Competition for these personnel is intense. The loss of the services of any of the key personnel or the inability to identify, hire, train and retain other highly qualified technical and managerial personnel, including qualified investor service representatives, in the future could have a material adverse effect on DLJdirect's business, financial condition and operating results.


 DLJDIRECT MAY NOT BE ABLE TO KEEP UP WITH RAPID TECHNOLOGICAL AND OTHER
CHANGES

     The markets in which DLJdirect competes are characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing consumer demands. DLJdirect may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the emerging nature of the Internet and the apparent need for companies from many industries to offer Internet-based products and services. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require DLJdirect to incur substantial expenditures to modify or adapt its services or infrastructure.


 DLJDIRECT MUST COMPLY WITH NET CAPITAL REQUIREMENTS

     The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is an SEC-defined measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. If a firm fails to maintain the required net capital, the SEC could suspend or revoke its registration, or the NASD could expel it from membership, which could ultimately lead to the firm's liquidation. If the net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. A large operating loss or charge against net capital could adversely affect a firm's ability to expand or even maintain its present levels of business, which could have a material adverse effect on its business, financial condition and operating results.


 DLJDIRECT MUST PROTECT ITS INTELLECTUAL PROPERTY RIGHTS


     DLJdirect's success and ability to compete are dependent to a significant degree on its proprietary technology. DLJdirect relies primarily on copyright and trade secret law to protect its technology and trademark law to protect its marks. Effective trademark protection may not be available for its trademarks. DLJdirect does not own but licenses certain material marks from DLJ Long Term Investment Corporation, an affiliate of Donaldson, Lufkin & Jenrette, Inc., which has obtained or is seeking to obtain registration protection for those marks in the United States. In addition, it is in the process of registering the DLJdirect mark in 35 countries worldwide. The inability of DLJ Long Term Investment Corporation to protect DLJdirect's name adequately would have a material adverse effect on DLJdirect's business, financial condition and operating results.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     This prospectus and the information incorporated by reference includes forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include systems failures, technological changes, volatility of securities markets, government regulations, and economic conditions and competition in the geographic and the business areas in which we conduct our operations. For a discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this prospectus and in other information contained in our publicly available SEC filings and press releases.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning Donaldson, Lufkin & Jenrette, Inc. can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Donaldson, Lufkin & Jenrette, Inc. The common stock of Donaldson, Lufkin & Jenrette, Inc. is listed on the New York Stock Exchange. Reports and other information concerning Donaldson, Lufkin & Jenrette, Inc. can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.


     This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us.


     The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information filed with the SEC by us after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:


     o Annual Report on Form 10-K for the year ended December 31, 1998 and all amendments thereto;

     o   Reports on Form 8-K filed on April 22 and April 23, 1999.


     We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.


     We will provide without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to Donaldson, Lufkin & Jenrette, Inc., 277 Park Avenue, New York, New York 10172, Attention:
Corporate Secretary (Telephone: (212) 892-3000).


     We intend to provide you with annual reports containing financial statements relating to DLJdirect audited by our independent public accountants and quarterly reports relating to DLJdirect for the first three fiscal quarters of each fiscal year containing unaudited interim financial information, in each case, accompanied by a discussion of such financial information and, in the case of the annual report, including a summary of DLJdirect's business.

                                USE OF PROCEEDS



     We estimate that, after deducting estimated expenses and underwriting discounts and commissions, we will receive net proceeds from the sale of the DLJdirect common stock in this offering of approximately $281.1 million (approximately $323.7 million if the underwriters exercise their over-allotment option to purchase additional shares of DLJdirect common stock in full), at an assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover page of this prospectus. We will allocate the net proceeds from 11,000,000 of the shares to DLJdirect, as if this were a primary offering of common stock, and we will allocate the net proceeds from 5,000,000 of the shares to DLJ, as if this were a secondary offering of common stock of a subsidiary owned by a parent. The net proceeds from any exercise of the underwriters' over-allotment option will be allocated to DLJdirect and DLJ in the same proportions as the initial issuance of shares in the offering. Accordingly, approximately $193.3 million of the net proceeds will be allocated to DLJdirect (approximately $222.5 if the underwriters exercise their over-allotment option to purchase additional shares of DLJdirect common stock) and approximately $87.9 million of the net proceeds will be allocated to DLJ (approximately $101.1 million if the underwriters exercise their over-allotment option to purchase additional shares of DLJdirect common stock).

     DLJdirect plans to use a majority of its portion of the net proceeds to support its advertising budget of approximately $65 million for 1999, to repay a note issued to an affiliate on May 20, 1999 and to repay outstanding indebtedness under a revolving credit facility with an affiliate. The note issued to an affiliate is equal to approximately $33.1 million which represents the total equity of DLJdirect Holdings Inc. at March 31, 1999 plus the accumulated retained earnings of DLJdirect Holdings Inc. for the month ended April 30, 1999. The note bears interest at a rate of 5.50% per annum and is payable on demand but, in any event, no later than June 30, 1999. The outstanding indebtedness under a revolving credit facility with an affiliate is equal to approximately $11.6 million and bears interest at the Federal funds rate plus 30 basis points adjusted daily. This indebtedness was incurred in May 1999 and is payable on demand. DLJdirect has used these funds in connection with the initial capitalization of a joint-venture in Japan. DLJdirect has not allocated the balance of the proceeds for any specific purpose. Such funds may be used to support DLJdirect's domestic and international expansion, to permit additional advertising in future periods and for other general corporate purposes. Pending specific application of the balance of the proceeds, DLJdirect intends to invest such proceeds in short-term marketable securities. DLJ plans to use its portion of the net proceeds for general corporate purposes.


     We have decided to undertake this offering of DLJdirect common stock at this time to raise additional capital for the on-going growth of DLJdirect and to realize some of the current value of DLJdirect.

                                DIVIDEND POLICY

     We do not expect to pay any dividends for the foreseeable future on DLJdirect common stock. We will, however, otherwise be permitted to pay dividends on:

     o DLJ common stock out of the assets of Donaldson, Lufkin & Jenrette, Inc. legally available for the payment of dividends under Delaware law, but the total amounts paid as dividends on DLJ common stock cannot in general exceed the amount that would be legally available for the payment of dividends under Delaware law if DLJ was a single, separate Delaware corporation -- what we call the "available dividend amount" for DLJ, and

     o DLJdirect common stock, out of the assets of Donaldson, Lufkin & Jenrette, Inc. legally available for the payment of dividends under Delaware law (and transfer corresponding amounts to DLJ in respect of its retained interest in DLJdirect), but the total of the amounts paid as dividends on DLJdirect common stock and the corresponding amounts transferred to DLJ in respect of its retained interest in DLJdirect cannot in general exceed the amount that would be legally available for the payment of dividends under Delaware law if DLJdirect was a single, separate Delaware corporation -- what we call the "available dividend amount" for DLJdirect.

     For more information on the "available dividend amount" for DLJ and DLJdirect, see "Description of Capital Stock -- Dividends". We expect that determinations to pay dividends on DLJdirect would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon us and other factors that the board of directors deems relevant.

                                CAPITALIZATION


     The following table sets forth the short-term debt and total capitalization of Donaldson, Lufkin & Jenrette, Inc. at March 31, 1999 and as adjusted to reflect (1) the sale by Donaldson, Lufkin & Jenrette, Inc. of 16,000,000 shares of DLJdirect common stock pursuant to this offering, (2) the re-classification of the existing common stock of Donaldson, Lufkin & Jenrette, Inc. into DLJ common stock and (3) repayment of a note issued to an affiliate prior to the consummation of this offering. The note issued to an affiliate is equal to approximately $33.1 million which represents the total equity of DLJdirect Holdings Inc. at March 31, 1999 plus the accumulated retained earnings of DLJdirect Holdings Inc. for the month ended April 30, 1999. This table should be read in conjunction with the combined financial statements and notes thereto appearing elsewhere in this prospectus.



                      DONALDSON, LUFKIN & JENRETTE, INC.





                                                                               MARCH 31, 1999
                                                                       ------------------------------
                                                                           ACTUAL        AS ADJUSTED
                                                                        (IN THOUSANDS, EXCEPT SHARE
                                                                            AND PER SHARE DATA)
                                                                                (UNAUDITED)
Commercial paper and short-term borrowings .........................    $  349,844       $  349,844
                                                                        ==========       ==========
Long-term borrowings:
 Senior notes, 5.875%-6.875% due various dates through 2008 ........    $2,039,324       $2,039,324
 Medium-term notes, 5.402%-6.90% due various dates through 2016.....     1,161,403        1,161,403
 Senior secured floating rate notes due 2005 .......................       450,000          450,000
 Global floating rate notes due 2002 ...............................       348,469          348,469
 Subordinated exchange notes, 9.58% due 2003 .......................       225,000          225,000
 Other borrowings ..................................................        20,469           20,469
                                                                        ----------       ----------
 Total long-term borrowings (1) ....................................     4,244,665        4,244,665
                                                                        ----------       ----------
DLJ-obligated mandatorily redeemable preferred securities of
 subsidiary trust holding solely debentures of DLJ .................       200,000          200,000
                                                                        ----------       ----------
Stockholders' equity:
 Preferred stock, 50,000,000 shares authorized:
   Series A preferred stock, at $50.00 per share liquidation
    preference (4,000,000 shares issued and outstanding) ...........       200,000          200,000
   Series B preferred stock, at $50.00 per share liquidation
    preference (3,500,000 shares issued and outstanding) ...........       175,000          175,000
 DLJ common stock, $0.10 par value per share, 300,000,000 shares
   authorized (124,510,367 shares issued and outstanding) ..........        12,451           12,451
 DLJdirect common stock, $0.10 par value per share (as adjusted
   16,000,000 shares issued and outstanding, and 85,000,000 notional
   shares in respect of DLJ's retained interest)(2) ................            --            1,600
 Restricted stock units of DLJ common stock, 10,358,294 units
   authorized (1,101,166 units issued and outstanding) .............        11,277           11,277
 Paid-in capital ...................................................       902,238        1,181,773
 Retained earnings .................................................     1,766,287        1,766,287
 Accumulated other comprehensive income ............................         1,871            1,871
 Employee deferred compensation stock trust ........................        13,591           13,591
 Common stock issued to employee deferred compensation trust .......       (13,591)         (13,591)
                                                                        ----------       ----------
   Total stockholders' equity ......................................    $3,069,124       $3,350,259
                                                                        ==========       ==========
    Total capitalization ...........................................    $7,513,789       $7,794,924
                                                                        ==========       ==========


----------
(1)   Long-term borrowings include current maturities of long-term borrowings.

(2) The number of shares of DLJdirect common stock outstanding excludes 10,000,000 shares of DLJdirect common stock that have been reserved for issuance under DLJdirect's stock option plan. At or prior to the offering, it is anticipated that DLJ will grant options to purchase approximately 6,500,000 to 7,000,000 shares of DLJdirect common stock. See "Management -- DLJdirect 1999 Incentive Compensation Plan".

                                   DLJDIRECT



     The following table sets forth the total capitalization of DLJdirect at March 31, 1999 and as adjusted to give effect to (1) the allocated net proceeds of 11,000,000 shares of DLJdirect common stock and the use of proceeds therefrom and (2) repayment of a note issued to an affiliate on May 20, 1999 in an amount equal to approximately $33.1 million which represents the total equity of DLJdirect Holdings Inc. at March 31, 1999 plus the accumulated retained earnings of DLJdirect Holdings Inc. for the month ended April 30, 1999.






                                         AS OF MARCH 31, 1999
                                       -------------------------
                                         ACTUAL      AS ADJUSTED
                                            (IN THOUSANDS)

   Long-term debt ..................    $    --       $     --
   Equity:
     Capital contributions .........     26,002        193,280
     Retained earnings .............      4,095             --
                                        -------       --------
     Total equity ..................     30,097        193,280
                                        -------       --------
      Total capitalization .........    $30,097       $193,280
                                        =======       ========

             SELECTED COMBINED FINANCIAL INFORMATION OF DLJDIRECT


     The following selected combined financial information is qualified by reference to, and should be read in conjunction with DLJdirect's combined financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of DLJdirect" contained elsewhere in this prospectus. The selected combined statements of operations data for the years ended December 31, 1996, 1997 and 1998 and the combined statements of financial condition data as of December 31, 1997 and 1998 are derived from DLJdirect's audited combined financial statements which are included elsewhere in this prospectus. The selected combined statements of operations data for the three months ended March 31, 1998 and 1999 and the combined statements of financial condition data as of March 31, 1999 are derived from DLJdirect's unaudited combined financial statements which are also included elsewhere in this prospectus. The unaudited three-month selected combined financial information reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. The operating results for the three months ended March 31, 1998 and 1999 are not necessarily indicative of the results to be expected for any other interim period or any other future fiscal year. The selected combined statements of operations data for the years ended December 31, 1994 and 1995 are derived from the unaudited combined financial statements of DLJdirect which are not included in this prospectus.




                                                                                                        THREE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                            MARCH 31,
                                       ------------------------------------------------------------- -------------------------
                                           1994        1995        1996        1997         1998         1998         1999
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
 Commissions .........................  $ 28,491    $ 40,358    $ 54,166    $ 50,948     $  78,717    $ 16,130     $  32,054
 Fees ................................     3,797       5,067       6,426      12,109        25,484       5,140         9,596
 Interest ............................     1,858       1,846       2,569       4,160        13,723       2,787         5,552
                                        --------    --------    --------    --------     ---------    --------     ---------
   Total revenues ....................    34,146      47,271      63,161      67,217       117,924      24,057        47,202
                                        --------    --------    --------    --------     ---------    --------     ---------
Costs and expenses:
 Compensation and benefits ...........     5,422       7,362      11,202      17,174        28,260       5,759        10,683
 Brokerage, clearing, exchange
   and other fees ....................     9,567      11,709      15,422      20,909        28,423       6,071         8,854
 Advertising .........................     1,971       4,183       9,093      13,137        25,146       9,010         6,101
 Occupancy and equipment .............     1,175       1,437       1,923       3,352         5,045       1,081         1,503
 Communications ......................       791       1,025       1,468       2,844         5,564       1,189         2,705
 Technology costs ....................     4,400       5,431       5,205       5,082         4,084       1,103         1,280
 Other operating expenses ............     3,164       4,507       5,567      10,844        18,934       3,660         4,815
                                        --------    --------    --------    --------     ---------    --------     ---------
   Total costs and expenses ..........    26,490      35,654      49,880      73,342       115,456      27,873        35,941
                                        --------    --------    --------    --------     ---------    --------     ---------
Income (loss) before income tax
 provision (benefit) .................     7,656      11,617      13,281      (6,125)        2,468      (3,816)       11,261
Income tax provision (benefit) .......     3,128       4,746       5,425      (2,502)        1,008      (1,559)        4,088
                                        --------    --------    --------    --------     ---------    --------     ---------
Net income (loss) ....................  $  4,528    $  6,871    $  7,856    $ (3,623)    $   1,460    $ (2,257)    $   7,173
                                        ========    ========    ========    ========     =========    ========     =========
Pro forma earnings per share of
 DLJdirect common stock (1):
 Basic and diluted ...................                                                   $    0.01                 $    0.07
                                                                                         =========                 =========
Pro forma weighted average
 shares of DLJdirect common
 stock outstanding (1):
 Basic and diluted ...................                                                     101,000                   101,000
                                                                                         =========                 =========

                                            AS OF DECEMBER 31,        AS OF
                                          ----------------------    MARCH 31,
                                             1997        1998         1999
                                                    (IN THOUSANDS)
STATEMENTS OF FINANCIAL CONDITION DATA:
Cash and cash equivalents .............    $ 8,881     $26,654      $47,825
Total assets ..........................     11,871      29,751       52,429
Long-term liabilities .................         --          --           --
Total equity ..........................      5,964      21,924       30,097


                                                   AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                                      -------------------------------------------------------------------
                                           1994          1995          1996         1997         1998
                                                            (DOLLARS IN THOUSANDS)
OTHER DATA:
 Total trades .......................     475,000       660,000       929,000    1,535,000    2,875,000
 Average trades per day .............       1,900         2,600         3,700        6,100       11,400
 Total customer assets ..............  $1,300,000    $1,900,000    $2,500,000   $4,600,000   $8,900,000
 Total accounts .....................     153,000       207,000       280,000      390,000      529,000
 Total active accounts (2) ..........      N/A           N/A          113,000      144,000      210,000
 Total employees ....................          95           139           174          283          374
 Total technology employees .........          12            14            34           82          119



                                              AS OF OR FOR
                                               THE THREE
                                              MONTHS ENDED
                                               MARCH 31,
                                      ----------------------------
                                           1998          1999
                                         (DOLLARS IN THOUSANDS)
OTHER DATA:
 Total trades .......................     580,000      1,230,000
 Average trades per day .............       9,500         20,200
 Total customer assets ..............  $5,900,000    $11,200,000
 Total accounts .....................     428,000        590,000
 Total active accounts (2) ..........     161,000        243,000
 Total employees ....................         287            466
 Total technology employees .........          86            128

----------
(1) Share amounts include shares effectively owned by DLJ through its retained interest in DLJdirect. Pro forma basic and diluted earnings per common share amounts have been calculated by dividing net income applicable to common shares by the pro forma weighted average common shares outstanding.

(2) Active accounts consist of those accounts at the end of the related period with at least one trade in the last twelve months or with a balance at period end.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DLJDIRECT

     The following discussion of the financial condition and results of operations of DLJdirect should be read in conjunction with the combined financial statements and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. DLJdirect's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.


OVERVIEW

     The online discount brokerage industry is experiencing substantial competition from established financial services firms as well as new entrants who are trying to establish their presence in the market quickly. As a result of intense competitive pressures, the industry has experienced a significant increase in brand development costs, a lowering of commission pricing and an increase in content development costs. DLJdirect expects to spend significant amounts in the future to develop much greater brand recognition within its targeted market, to stay competitively priced and to develop new state-of-the-art products and services. In particular, DLJdirect expects to spend approximately $65 million on advertising in 1999. As a result, DLJdirect believes that its advertising fees as a percentage of revenues will increase significantly in 1999, and accordingly, that its financial results in the near future will be adversely affected. It is expected that advertising costs will increase during each remaining quarter of 1999, with the largest increases expected to occur in the second half of the year. While the longer-term goal of advertising will be to increase brand awareness and revenues, it is likely that advertising costs as a percentage of revenues will increase throughout 1999.

     The largest portion of DLJdirect's revenues consist of brokerage commissions for acting as agent in securities transactions, including Nasdaq and exchange-listed equities, options and mutual fund transactions. In June 1997, in order to increase significantly its customer base as well as overall account activity, DLJdirect made a strategic decision to lower its base commission for equity trades from $39.95 to $20.00 per trade. As a result, commission revenues fell slightly in 1997 compared to 1996, but the average number of trades per day increased 64.9% from 3,700 in 1996 to 6,100 in 1997. In 1998 compared to 1997, commission revenues increased 54.6% to $78.7 million and the average number of trades per day increased 86.9% to 11,400. DLJdirect regularly reviews its commission rates as part of its ongoing strategy to maintain its competitive position. DLJdirect believes that the recent increase in trading activity is also due to the extensive growth in Internet commerce, DLJdirect's advertising initiatives and increased activity in the securities markets.

     DLJdirect also earns fee income, which increased from $6.4 million in 1996 to $25.5 million in 1998. Fee income includes technology fees, order flow fees and money market fund distribution fees, all of which are earned from affiliates. Although the technology group at DLJdirect primarily serves the growing needs of DLJdirect's business, DLJdirect also offers technology products and services to third parties through DLJ as a means of reducing internal development costs. Revenues from technology development are derived from sales of Internet-based technology applications primarily to DLJ. DLJdirect also earns fees for order flow through arrangements with Pershing to receive cash payments in exchange for routing all of its orders to Pershing for execution. Order flow payments on a per trade basis have declined in recent periods due to regulatory changes imposing new order handling rules and there can be no assurance that order flow revenues will continue. See "Risk Factors -- A change in payments for routing its customers' orders could adversely affect DLJdirect".

     DLJdirect also earns interest income, which increased from $2.6 million in 1996 to $13.7 million in 1998. Interest income consists of interest on margin debt, free credit and short sale balances and earnings on its own cash balances. DLJdirect participates in the interest spread on its customers' debit and credit balances through its clearing agreement with Pershing. DLJdirect's interest revenues increased significantly in 1998 due to significant growth in client assets as well as more favorable interest sharing arrangements with Pershing.

     Prior to 1999, DLJdirect received a nominal fee for the distribution of IPO products, but it now receives customary selling concessions. As a result, DLJdirect expects revenues associated with its distribution activities to increase significantly in the remainder of 1999.


     Brokerage, clearing, exchange and other fees represented 24.1% of DLJdirect's total revenue in 1998. Clearing costs per trade were reduced under the terms of an amendment to the clearing agreement between DLJdirect and DLJ effective January 1, 1999. The amended agreement provides for volume discounts and sliding scale payments taking into account the size of DLJdirect's business and the level of services provided by Pershing. In particular, the per trade clearing fee declines by 5.0% for clearing volumes in excess of 4,000,000 trades per year and by an additional 5.0% for clearing volumes in excess of 6,000,000 trades per year. The amended agreement also provides that such costs will include an amount that represents payment to DLJ Long Term Investment Corporation for the use of certain trademarks in the United States and certain other jurisdictions. Brokerage, clearing, exchange and other fees as a percentage of revenues declined significantly for the three months ended March 31, 1999, principally as a result of the amendment to the clearing agreement. As a result of the revised clearing agreement as well as expected increases in trading activity, DLJdirect expects that clearing costs will continue to decline as a percentage of revenue in 1999.


     Technology costs consist primarily of network access fees paid to online service providers and fees related to systems maintenance and support. Although the expenses included under "technology costs" are decreasing, the technology services originally included in this expense category are increasingly provided internally rather than by third-party service providers. Technology costs do not include compensation of employees related to technology development. The number of technology employees increased from 34 at December 31, 1996 to 119 at December 31, 1998.


     Other operating expenses include amounts allocated to DLJdirect by DLJ for public relations, telecommunications, tax, internal audit, insurance, employee benefits, human resources, legal, compliance, credit, general administrative, accounting, treasury, library and record management, facilities, security and custodial services. DLJ allocates these expenses using a proportional cost methodology based on the relative number of employees and square foot usage of DLJdirect or on actual costs incurred. Management believes that the amounts allocated to DLJdirect are reasonable.


     In January 1999, DLJdirect began operations in a 24,000 square foot investor services facility in Charlotte, North Carolina. In April 1999, DLJdirect entered into a lease for approximately 100,000 square feet in Jersey City, New Jersey. DLJdirect intends to move its current Jersey City, New Jersey headquarters to that space in the beginning of the third quarter of 1999 upon the scheduled completion of renovation. As a result, DLJdirect expects to incur an annual increase in occupancy costs of over $3.0 million, a portion of which will be realized in 1999. The two moves are designed to accommodate a portion of planned increases in business activity. In this connection, DLJdirect is in the process of developing plans to acquire additional space to increase its call center capacity significantly by the end of 1999. In addition, DLJdirect is currently implementing fully redundant technology centers in order to increase both system reliability and capacity. The centers are expected to be operational in the third quarter of 1999. As a result, DLJdirect expects to incur an additional annual increase in equipment costs of approximately $8.0 million, a portion of which also will be realized in 1999.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of total revenues represented by certain items on DLJdirect's combined statement of operations for the periods indicated:



                                                                                       THREE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                  MARCH 31,
                                           --------------------------------------   -------------------------
                                              1996          1997          1998          1998          1999
Revenues:
 Commissions ...........................       85.7%         75.8%         66.8%         67.0%         67.9%
 Fees ..................................       10.2          18.0          21.6          21.4          20.3
 Interest ..............................        4.1           6.2          11.6          11.6          11.8
                                              -----         -----         -----         -----         -----
  Total revenues .......................      100.0         100.0         100.0         100.0         100.0
                                              -----         -----         -----         -----         -----
Costs and expenses:
 Compensation and benefits .............       17.8          25.6          24.0          23.9          22.6
 Brokerage, clearing, exchange and
  other fees ...........................       24.5          31.1          24.1          25.2          18.8
 Advertising ...........................       14.4          19.5          21.3          37.5          12.9
 Occupancy and equipment ...............        3.0           5.0           4.3           4.5           3.2
 Communications ........................        2.3           4.2           4.7           4.9           5.7
 Technology costs ......................        8.2           7.6           3.4           4.6           2.7
 Other operating expenses ..............        8.8          16.1          16.1          15.3          10.2
                                              -----         -----         -----         -----         -----
  Total costs and expenses .............       79.0         109.1          97.9         115.9          76.1
                                              -----         -----         -----         -----         -----
Income (loss) before income tax
 provision (benefit) ...................       21.0         ( 9.1)          2.1         (15.9)         23.9
Income tax provision (benefit) .........        8.6         ( 3.7)          0.9         ( 6.5)          8.7
                                              -----         -----         -----         -----         -----
Net income (loss) ......................       12.4%        ( 5.4)%         1.2%        ( 9.4)%        15.2%
                                              =====         =====         =====         =====         =====

 THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31,
    1998

     DLJdirect experienced strong operating results for the three months ended March 31, 1999 compared to the three months ended March 31, 1998, reflecting primarily an increase in active accounts of 50.9% and customer trading volume of 112.6%. Total revenues increased $23.1 million or 95.9% to $47.2 million for the three months ended March 31, 1999 from $24.1 million for the three months ended March 31, 1998. Net income increased $9.5 million to $7.2 million from a net loss of $2.3 million, primarily resulting from strong revenue growth and modest expense growth.

     Commissions increased $16.0 million or 99.4% to $32.1 million. Commissions represented 67.9% of total revenues for the three months ended March 31, 1999 and 67.0% of total revenues for the three months ended March 31, 1998. The increase in commissions was due primarily to significant increases in customer trading volume. Average trades per day increased 112.6% from 9,500 for the three months ended March 31, 1998 to 20,200 for the three months ended March 31, 1999.

     Fees increased $4.5 million or 88.2% to $9.6 million. Fees represented 20.3% of total revenues for the three months ended March 31, 1999 and 21.4% of total revenues for the three months ended March 31, 1998. Payments for routing orders increased $1.2 million or 60.0% to $3.2 million. The increase in payments for routing orders was due primarily to significant increases in customer trading volume, offset in part by a decline in the amount of revenue per trade that DLJdirect receives for routing orders. Fees for technology development increased $1.7 million or 68.0% to $4.2 million primarily due to increased demand for Internet-based technology applications. Revenue from money market fund distribution fees increased $511,000 or 86.8% to $1.1 million. This growth was due to an increase in customer money market fund balances of $395.0 million or 83.8% to $866.2 million. The remaining fees for the three months ended March 31, 1999 include payments in connection with public offerings, subscription fees and account-related fees.

     Interest increased $2.8 million or 100.0% to $5.6 million. Interest represented 11.8% of total revenues for the three months ended March 31, 1999 and 11.6% of total revenues for the three months ended March 31, 1998. The increase was due primarily to more favorable interest sharing arrangements with Pershing and to increases in margin debits, free credits and short sale balances. Margin debits increased $306.3 million or 85.0% to $666.8 million. Free credits increased $226.0 million or 91.5% to $473.1 million and short sale balances increased $11.4 million or 39.3% to $40.4 million.


     Compensation and benefits increased $4.9 million or 84.5% to $10.7 million. The increase in compensation and benefits was due primarily to growth in the number of employees from 287 to 466. These additional employees were added in DLJdirect's investor services area to accommodate increased customer activity, as well as in DLJdirect's technology group to develop new products including MarketSpeed (Trade Mark) .

     Brokerage, clearing, exchange and other fees increased $2.8 million or 45.9% to $8.9 million. The increase in brokerage, clearing, exchange and other fees was primarily due to significant increases in customer trading volume, offset in part by lower clearing fees per trade resulting from reduced clearing rates.

     Advertising decreased $2.9 million or 32.2% to $6.1 million. The decrease in advertising was due primarily to unusually large advertising expenditures for the three months ended March 31, 1998. However, DLJdirect expects advertising to increase sinificantly in the latter half of 1999. See "--Overview".

     Occupancy and equipment costs increased $422,000 or 39.1% to $1.5 million. Occupancy and equipment expense includes rent and operating expenses for facilities, expenditures for repairs and maintenance, and the expense for furniture, fixtures, leasehold improvements as well as business and computer equipment. The increase in occupancy cost was due to the opening of the Charlotte, North Carolina investor services facility. The increase in equipment costs was due primarily to additional investment in technology systems infrastructure and equipment expenditures for the increased staff.

     Communications costs increased $1.5 million or 125.0% to $2.7 million. Communications expense includes quotation expenses, expenses related to customer toll-free phone calls and Internet connections. Quotation expenses and expenses related to customer toll-free phone calls both increased due to the increased volume of transactions.


     Technology costs increased $177,000 or 15.8% to $1.3 million. Technology costs are comprised primarily of network access fees paid to online service providers and fees related to systems infrastructure. Network access fees paid to online service providers were reduced by $529,000 or 90.6% to $55,000 during the three months ended March 31, 1999 due to renegotiated rates and due to their partial reclassification to advertising expenses resulting from the modified structure of an agreement. Fees related to systems maintenance and support grew $680,000 or 130.8% to $1.2 million during the three months ended March 31, 1999 due to increased business activity and initial support in the United Kingdom.


     Other operating expenses increased $1.1 million or 29.7% to $4.8 million. Operating expenses are comprised of professional fees, printing and stationery, economic and investment research, allocated corporate overhead and miscellaneous expenses. For the three months ended March 31, 1998, other operating expenses also included license fees of $927,000 paid to DLJ Long Term Investment Corporation for licensing trademarks and similar intellectual property. Commencing January 1, 1999, the license fees are included in brokerage, clearing, exchange and other fees because such license fees are included in amounts paid by DLJdirect to Pershing under its clearing agreement. Professional fees primarily include payments made to technology and marketing consultants, and for legal services. Professional fees increased $1.2 million or 171.4% to $1.9 million primarily due to the development of advertising strategies and the start-up operations in the UK and Japan. Miscellaneous expenses increased $795,000 or 131.4% to $1.4 million. Miscellaneous expenses consisted primarily of accruals for bad debt expense, employee registration fees and expenses for new account credit checks.

     Income before income tax provision increased $15.1 million from a loss of $3.8 million for the three months ended March 31, 1998 to income of $11.3 million for the three months ended March 31,

1999. The provision (benefit) for income taxes for the three months ended March 31, 1998 and for the three months ended March 31, 1999 was $(1.6) million, representing a 40.9% effective tax rate, and $4.1 million, representing a 36.3% effective tax rate, respectively.

     As a result of the foregoing factors, net income increased to $7.2 million for the three months ended March 31, 1999 from a net loss of $2.3 million for the three months ended March 31, 1998.



 YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     DLJdirect experienced strong operating results in 1998 compared to 1997, reflecting primarily an increase in active accounts of 45.8%. For 1998, total revenues of $117.9 increased $50.7 million or 75.4%. Net income of $1.5 million increased $5.1 million from a net loss of $3.6 million, primarily resulting from strong revenue growth.

     Commissions increased $27.8 million or 54.6% to $78.7 million. Commissions represented 66.8% of total revenues in 1998 and 75.8% of total revenues in 1997. The increase in commissions was due primarily to significant increases in customer trading volume attributable in part to a full year of activity at the reduced $20 commission rate. Average trades per day increased 86.9% from 6,100 in 1997 to 11,400 in 1998.

     Fees increased $13.4 million or 110.7% to $25.5 million. Fees represented 21.6% of total revenues in 1998 and 18.0% of total revenues in 1997. Payments for order flow increased $3.4 million or 61.8% to $8.9 million. The increase in payments for order flow was due primarily to significant increases in customer trading volume. Increases in payments for order flow were offset in part by a decline in the amount of revenue per trade that DLJdirect receives for order flow. Fees for technology development increased $8.6 million or 179.2% to $13.4 million. The increase in fees for technology development reflects 1998 being the first full year that such fees were collected. Revenue from money market fund distribution fees increased $1.6 million or 100.0% to $3.2 million. This growth was due to an increase in customer money market fund balances of $345.8 million or 84.7% to $754.3 million.


     Interest increased $9.5 million or 226.2% to $13.7 million. Interest represented 11.6% of total revenues in 1998 and 6.2% of total revenues in 1997. The increase was due primarily to more favorable interest sharing arrangements with Pershing and to increases in margin debits, free credits and short sale balances. Margin debits increased $143.1 million or 43.8% to $469.8 million. Free credits increased $201.5 million or 103.2% to $396.8 million and short sale balances increased $19.4 million or 107.2% to $37.5 million.


     Compensation and benefits increased $11.1 million or 64.5% to $28.3 million. The increase in compensation and benefits was due primarily to growth in the number of employees from 283 to 374. These additional employees were added in DLJdirect's investor services area to accommodate increased customer activity, as well as in DLJdirect's technology group to develop new products such as MarketSpeed (Trade Mark) .

     Brokerage, clearing, exchange and other fees increased $7.5 million or 35.9% to $28.4 million. The increase in brokerage, clearing, exchange and other fees was primarily due to significant increases in customer trading volume, offset in part by lower clearing fees per trade resulting from reduced clearing rates.

     Advertising increased $12.0 million or 91.6% to $25.1 million. The increase in advertising was due to increased expenditures on advertising placement and creative development. DLJdirect increased its advertising expenditures to continue developing the DLJdirect brand name, which was launched in September 1997, and to continue acquiring new accounts. Advertising expenditures were targeted at investors through a broad range of media including television, radio, and print as well as significant online service providers and popular Web sites such as America Online, the Microsoft Network and Yahoo!.


     Occupancy and equipment costs increased $1.6 million or 47.1% to $5.0 million. Occupancy and equipment expense includes rent and operating expenses for facilities, expenditures for repairs and maintenance, and the expense for furniture, fixtures, leasehold improvements as well as business and computer equipment. The increase in equipment costs was due primarily to additional investment in technology systems infrastructure and equipment expenditures for the increased staff.


     Communications costs increased $2.8 million or 100.0% to $5.6 million. Communications expense includes quotation expenses, expenses related to customer toll-free phone calls and Internet connections. Quotation expenses and expenses related to customer toll-free phone calls both increased due to the volume of transactions.


     Technology costs decreased $1.0 million or 19.6% to $4.1 million. Technology costs are comprised primarily of network access fees paid to online service providers and fees related to systems infrastructure. Network access fees paid to online service providers were reduced by $2.2 million or 59.5% to $1.5 million in 1998 due to renegotiated rates and due to their partial reclassification to advertising expenses resulting from the modified structure of an agreement. Fees related to systems maintenance and support grew $1.3 million or 100.0% to $2.6 million in 1998 due to increased system capacity.

     Other operating expenses increased $8.1 million or 75.0% to $18.9 million and are comprised primarily of a license fee, professional fees, printing and stationery, economic and investment research, allocated corporate overhead, and miscellaneous expenses. The license fee expense increased $4.0 million or 333.3% to $5.2 million. The license fee is paid to DLJ Long Term Investment Corporation for licensing trademarks and similar intellectual property. License fee payments were initiated in September 1997. Commencing January 1, 1999, amounts paid by DLJdirect to Pershing include the license fee for the use of certain of DLJ Long Term Investment Corporation's trademarks that are licensed to DLJdirect in the United States and in certain other jurisdictions.

     Professional fees primarily include payments made to technology and marketing consultants, and employee recruiting expenses. Professional fees increased $883,000 or 25.8% to $4.3 million due to increased advertising and headcount. Printing and stationery decreased $158,000 or 7.7% to $1.9 million. In 1997 printing and stationery expenses were increased in conjunction with the renaming of the service from PC Financial Network to DLJdirect, which necessitated the redesign and reprinting of all marketing materials and customer correspondence stock. Economic and investment research increased $1.0 million or 333.3% to $1.3 million reflecting the fact that DLJdirect first began paying for this research in the fourth quarter of 1997. Allocated corporate overhead increased $841,000 or 45.2% to $2.7 million due primarily to expenses related to the increased headcount. Miscellaneous expenses increased $1.4 million or 70.0% to $3.4 million. Miscellaneous expenses consisted primarily of accruals for bad debt expense, employee registration fees and expenses for new account credit checks.

     Income before income tax provision increased $8.6 million from a loss of $6.1 million in 1997 to income of $2.5 million in 1998. The provision (benefit) for income taxes for 1997 and 1998 was $(2.5) million and $1.0 million, respectively, which represented a 40.9% effective tax rate for each period.

     As a result of the foregoing factors, net income increased to $1.5 million in 1998 from a net loss of $3.6 million in 1997.


 YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Total revenues increased $4.1 million or 6.5% to $67.2 million, reflecting primarily an increase in active accounts of 27.4%. Total revenues increased primarily as a result of fees and net interest income, partially offset by decreases in commissions due to a change in DLJdirect's base commission rate.

     Commissions decreased $3.3 million or 6.1% to $50.9 million. In June 1997, DLJdirect lowered its base commission for equity trades from $39.95 to $20.00. Although this significantly lowered the average commission charged to customers, the increased new account generation and increased trading volume brought commission revenues back to 1996 levels by fourth quarter 1997.

     Fees increased $5.7 million or 89.1% to $12.1 million. Payments for order flow increased $124,000 or 2.3% to $5.5 million. Although trading volume increased significantly during 1997 from 929,000 trades in 1996 to 1,535,000 in 1997, the order flow payment on a per trade basis decreased due to regulatory changes imposing new order handling rules. Revenue from money market fund distribution fees increased $609,000 or 61.5% to $1.6 million. This increase was due to an increase in customer money market fund balances of $115.5 million or 39.4% to $408.5 million. Fees for technology development, collected for the first time in mid-1997, generated $4.8 million during the year.


     Interest increased $1.6 million or 61.5% to $4.2 million. The increase was due primarily to more favorable interest sharing arrangements with Pershing and to increases in margin debits, free credits and short sale balances. Margin debits increased $187.0 million or 133.9% to $326.7 million, free credits increased $64.8 million or 49.7% to $195.3 million and short sale balances increased $2.2 million or 13.8% to $18.1 million.

     Compensation and benefits increased $6.0 million or 53.6% to $17.2 million. The increase in compensation and benefits was due primarily to growth in the number of employees from 174 to 283, a 62.6% increase.

     Brokerage, clearing, exchange and other fees increased $5.5 million or 35.7% to $20.9 million. The increase in brokerage, clearing, exchange and other fees was primarily due to significant increases in customer trading volume. On a per trade basis, however, brokerage, clearing, exchange and other fees decreased due to a reduction in the fee for clearing trades.

     Advertising increased $4.0 million or 44.0% to $13.1 million. The increase in advertising was due to increased expenditures on advertising placement and creative development. DLJdirect spent $6.8 million in the fourth quarter of 1997 to launch the new brand name, "DLJdirect," and new products and services including its redesigned Web site and access to DLJ Research and DLJ-managed IPOs.

     Occupancy and equipment increased $1.4 million or 70.0% to $3.4 million. The increase in occupancy and equipment was due primarily to additional equipment expenditures for increased staff from 174 to 283, a 62.6% increase.

     Communications increased $1.3 million or 86.7% to $2.8 million. Quotation expenses and expenses related to customer toll-free phone calls both increased due to the growth of the business.


     Technology costs decreased $123,000 or 2.4% to $5.1 million. Network access fees paid to online service providers were $3.7 million in 1997 compared to $4.4 million in 1996. Fees related to systems maintenance and support grew to $1.4 million in 1997 from $800,000 in 1996 due to increased system capacity.



     Other operating expenses increased $5.2 million or 92.9% to $10.8 million and represented 16.1% of total revenues in 1997 and 8.8% of total revenues in 1996. The license fee expense, first paid in September 1997, was $1.2 million.

     Professional fees increased $1.8 million or 112.5% to $3.4 million due to increased expenditures for outside consultants and marketing services. Printing and stationery increased $1.5 million or 250.0% to $2.1 million. In 1997 printing and stationery expenses were increased in conjunction with the renaming of the service from PC Financial Network to DLJdirect which necessitated the redesign and reprinting of all marketing materials and customer correspondence stock. Economic and investment research expenses, first incurred in the fourth quarter of 1997, were $307,000. Allocated corporate overhead increased $730,000 or 62.4% to $1.9 million due primarily to expenses related to the increased headcount. Miscellaneous expenses decreased $254,000 or 11.3% to $2.0 million.

     Income before income tax provision decreased $19.4 million from $13.3 million in 1996 to a loss of $6.1 million in 1997. The (benefit) provision for income taxes for 1996 and 1997 was $5.4 and $(2.5) million, respectively. This represented a 40.9% effective tax rate for each period.

     As a result of the foregoing factors, net income decreased to a net loss of $3.6 million in 1997 from income of $7.9 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The principal sources of liquidity for DLJdirect's operations have been paid-in capital, leases of fixed assets through an affiliate and revenues from operations. Capital contributions amounted to $10.5 million in 1997, $14.5 million in 1998 and $1.0 million for the three months ended March 31, 1999. The value of equipment acquired through leases of fixed assets through an affiliate totaled $5.3 million in 1997, $5.0 million in 1998 and $1.6 million for the three months ended March 31, 1999. These fixed assets were comprised primarily of computers and related systems, furniture and leasehold improvements. DLJdirect generally leases its fixed assets and therefore does not incur significant capital expenditures.

     Although DLJdirect maintains substantial money market accounts and bank accounts consistent with regulatory requirements, DLJdirect continues to be substantially dependent on DLJ for almost all of its daily financial, administrative and operational services and related support functions including cash management, the receipt of payments from third parties and the distribution of payments to third parties. In this connection, inter-company receivables/payables are settled periodically through cash transfers to and from DLJdirect's accounts. However, after the issuance of the DLJdirect common stock, cash transfers from DLJ to DLJdirect will be revolving credit advances unless the board of directors decides, in its sole discretion, to account for such transfers as long-term loans or capital contributions. Donaldson, Lufkin & Jenrette, Inc. is not obligated to advance any amounts to DLJdirect. See "Certain Cash Management and Allocation Policies".

     Applicable law and regulations require minimum levels of capital to be maintained by DLJdirect Inc., the broker-dealer subsidiary of DLJdirect Holdings Inc. Consequently, the cash balances of DLJdirect Inc. may not be available as a source of liquidity to support other aspects of the business of DLJdirect. The SEC's Net Capital Rules are the primary regulatory restrictions. DLJdirect continually reviews the capital in its broker-dealer subsidiary to ensure that it meets these regulatory requirements and can appropriately support the anticipated capital needs of the business. DLJdirect's right to participate in the assets of any subsidiary is also subject to prior claims of the subsidiary's customers and other creditors.


     Cash provided by (used in) operating activities totaled $(600,000) and $2.0 million in 1997 and 1998, respectively. The increase from 1997 to 1998 was primarily due to an increase in transaction volume related to growth in the discount brokerage operations. In 1997, receivables from brokers, dealers and others increased $1.9 million. This increase in assets was offset by increases in operating liabilities including payables to parent/affiliates, net of $2.0 million and accounts payable and accrued expenses of $2.6 million. In 1998, there were increased assets including receivables from brokers, dealers and others of $1.2 million. These increases were offset by an increase in payables to parent/affiliates, net of $2.2 million. Cash provided by operating activities totaled $20.2 million for the three months ended March 31, 1999.

     In 1997 and 1998, net cash provided by financing activities totaled $9.6 million and $14.5 million, respectively. In 1997 and 1998, respectively, $10.5 million and $14.5 million was provided by capital contributions from DLJ. In 1997, DLJdirect paid $900,000 to DLJ for the return of equity. For the three months ended March 31, 1999 net cash provided by financing activities totaled $1.0 million.


     DLJdirect believes that the net proceeds from this offering (after paying the note to an affiliate), together with its current cash, cash equivalents and cash generated from operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures through at least the end of 2000.

YEAR 2000

     DLJdirect has been actively engaged in addressing Year 2000 issues. Such issues relate to potential problems resulting from non-Year 2000 compliant systems processing transactions using two-digit date fields rather than four digit date fields for the year of a transaction. If these systems are not identified and reconfigured, Year 2000 transactions would be processed as year "00," which could lead to processing inaccuracies and potential inoperability and could have a material adverse effect on DLJdirect's business.

     DLJdirect has undertaken a Year 2000 Project to identify and modify or replace any non-Year 2000-compliant systems. The Year 2000 Project is focused on both information technology and non-information technology systems. A written Year 2000 Plan has been developed and DLJdirect believes it is taking all steps necessary to achieve Year 2000 compliance.

     DLJdirect has retained the services of three independent consulting firms having considerable expertise in advising corporations on and remediating Year 2000 issues. The consultants were hired to address issues involving both information and non-information technology systems.

     The current state of DLJdirect's Year 2000 Project is as follows:

     In the case of information technology, DLJdirect's internal computer codes have been identified, assessed and remediated. The converted codes have been running successfully in the current systems environment. The codes are further tested monthly to insure continuing Year 2000 compliance; this testing will be maintained until a date after December 31, 1999. An independent consultant, PKS Systems Integration LLC, was contracted by DLJ's Pershing Division to perform further application code assessment and code conversion. PKS reviewed all code and produced analysis reports for DLJdirect to review. DLJdirect then approved the code for conversion, and DLJdirect and PKS converted the code which is being used in production as described above.

     DLJdirect defines "significant third parties" as those parties that, if lost or degraded by Year 2000-related failure, would cause an immediate stoppage or significant impairment to business areas of DLJdirect. DLJdirect has identified all significant third parties, such as vendors, online partners and facility operators, and has formally communicated with significant third parties asking them to report their state of readiness for Year 2000 use. All significant third parties have responded, and approximately 56% of the significant third parties claim their products and/or services are currently Year 2000 compliant. DLJdirect believes that the remaining 44% of significant third parties will be Year 2000 compliant by August 31, 1999. DLJdirect intends to have in place a Year 2000 compliant back-up provider for products or services it deems still in question. All significant third parties have provided assurances that they are taking necessary steps to be Year 2000 compliant. Pershing has informed DLJdirect that it is taking steps to be Year 2000 compliant by August 31, 1999.

     DLJdirect reviews all significant third party responses and technical data about their Year 2000 efforts published on their Web sites to determine its comfort with such parties progress in addressing their Year 2000 issues. DLJdirect also participates whenever possible in point-to-point tests (i.e. tests in which data is sent from DLJdirect to the third party and/or is sent from the third party to DLJdirect) to ensure the compatibility of significant third party systems with those of DLJdirect. DLJdirect is evaluating the possibility of obtaining alternate vendors for back-up service in cases where point-to-point testing is unavailable or produces unacceptable results.

     DLJdirect has in general not sought representations or warranties from third parties about their products or services' abilities to handle the Year 2000 issue without error. It has sought direct statements about a product's or service's readiness and has accepted in-progress status reports. Some third parties have stated, with conditions, that their services and/or products are Year 2000 compliant. DLJdirect believes that these statements are likely to be actionable if a failure of the product or service occurs within the limits of the conditions stated. However, DLJdirect's main focus has been on participating in testing programs, including testing with significant third parties, as a means to addressing Year 2000 issues. DLJdirect's conclusion, based upon its review of significant third party response to date, is that DLJdirect must continue to test significant third-party products and services up to and beyond December 31, 1999 and alternate services and products available, if necessary.

     In the case of non-information technology systems, analysis and testing by Carlson Design/Construct Corp. has started but has not yet been completed; the tests will be followed by the remediation, replacement, or back-up of all non-information technology systems in order to render DLJdirect's non-information technology systems Year 2000 compliant. Electronic Data Services was hired to perform non-compute assessment, inventory, and certification of DLJdirect's non-information technology systems.

     DLJdirect has initiated and is actively involved in various types of testing, including the Securities Industry Association's industry-wide beta testing and vendor-supplied business applications and equipment testing. For each of the tests in which it has participated, DLJdirect has achieved successful results. Throughout 1999, internal and external systems will continue to be tested to ensure that all remediated systems remain compliant. To date, DLJdirect has spent less than $1 million on the Year 2000-related remediation of its sytems.


     The Year 2000 issue includes many risks including the possibility that DLJdirect's computer and non-information technology systems will fail. DLJdirect cannot ensure that the schedule for compliance outlined above will be met or that the systems of other companies on which DLJdirect depends will be converted in a timely manner. Due to this uncertainty, DLJdirect is unable to determine whether the Year 2000 will have a material impact on DLJdirect's business, results of operations or financial condition.


     DLJdirect's reasonable worst case Year 2000 scenario would involve the loss of most of DLJdirect's significant critical functions, their back-ups and alternate service and product choices coupled with loss of access to most physical locations. This scenario would include, but not be limited to, substantial loss of utilities in all three of DLJdirect's physical facilities, its clearing services, the exchanges and Depository Trust Company, and the failure of most of DLJdirect's telephone, data, and Internet connections. DLJdirect, however, continues to regard this scenario as being highly unlikely. DLJdirect is requiring key employees to be on site before, during and after December 31, 1999. DLJdirect has a written contingency plan that addresses a significant portion of the above referenced scenario.


     PricewaterhouseCoopers was retained as an independent consultant to update DLJdirect's Year 2000 Contingency plan. DLJdirect is taking steps to implement PricewaterhouseCoopers' recommendations by December 31, 1999.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     DLJdirect's primary financial instruments are cash and cash equivalents. This includes cash in banks and highly rated, liquid money market investments. DLJdirect believes that such instruments are not subject to material potential near-term losses in future earnings from reasonably possible near-term changes in market rates or prices.


RECENT ACCOUNTING DEVELOPMENTS


     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires all derivatives to be recognized in the statement of financial condition at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and should be applied prospectively. The adoption of the statement is not expected to have a material adverse effect on DLJdirect's combined financial statements.


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

                             BUSINESS OF DLJDIRECT


OVERVIEW

     DLJdirect is a leading provider of online discount brokerage and related investment services, offering customers automated securities order placement and information and research capabilities through the Internet and online service providers. DLJdirect's broad range of investment services is targeted at self-directed, sophisticated online investors, who on average have higher account balances than other online investors.

     DLJdirect was one of the pioneers of online investing. DLJdirect started in the online brokerage business in September 1988 under the name PC Financial Network. In September 1997, PC Financial Network changed its name to DLJdirect and relaunched its Internet site as DLJdirect
(www. DLJdirect.com). In its 10-year history, DLJdirect has frequently been recognized as a high-quality provider of online brokerage services. Recent industry awards include the following:

     o Barron's 1999 Annual Survey of Online Brokers -- DLJdirect is rated the number one online broker, based on criteria including trade execution, reliability and range of services

     o Gomez Advisors, Inc. -- DLJdirect was rated the number one overall Internet broker for five of the last seven quarters, including the most recent quarter

     o TheStreet.com -- DLJdirect was selected the number one online broker for reliability and ease of use in TheStreet.com's November 1998 reader survey

     DLJdirect's investment services and products include:

     o online order entry for stocks, options, mutual funds and U.S. Treasury securities

     o access to selected DLJ-managed initial public offerings and other public equity offerings

     o   company and industry research from DLJ

     o DLJdirect MarketSpeed (Trade Mark) , its proprietary software with enhanced graphics and greater ease of use permitting DLJdirect's customers to access DLJdirect's online services an average of five times faster than other major Internet brokers

     o stock and mutual fund evaluation tools, including its proprietary StockScan (Trade Mark) for screening over 9,500 public companies and its proprietary FundScan (Trade Mark) for analyzing over 7,000 mutual funds

     o research and analysis from independent research organizations, including Standard & Poor's, Zacks Investment Research Incorporated and Thomson Investors Network

     o   daily market commentary from TheStreet.com and Briefing.com

     DLJdirect has experienced rapid growth in recent years:

     o revenues increased 75.4% from $67.2 million in 1997 to $117.9 million in 1998 and were $47.2 million during the first quarter of 1999

     o the average number of trades executed each day increased 86.9% from 6,100 in 1997 to 11,400 in 1998 and was 20,200 during the first quarter of 1999

     o customer assets increased 93.5% from $4.6 billion in 1997 to $8.9 billion in 1998 and were $11.2 billion at March 31, 1999

     The key elements of DLJdirect's strategy are as follows:

   INCREASE PENETRATION OF DLJDIRECT'S TARGETED CUSTOMER BASE -- DLJdirect focuses on self-directed, sophisticated online investors, who on average maintain higher account balances than other online investors. DLJdirect believes it can continue to attract targeted customers by:

     o   building on the reputation of DLJ as a leading Wall Street firm,

     o   providing a wider range of DLJ financial products and services and

     o   maintaining high-quality investor service.

   BUILD AND ENHANCE DLJDIRECT BRAND -- DLJdirect intends to increase the awareness of the DLJdirect brand. As part of this strategy, DLJdirect plans to increase significantly the amount it spends on marketing, from $25 million in 1998 to $65 million in 1999.

   MAINTAIN LEADING TECHNOLOGY -- DLJdirect intends to upgrade its technology continually to increase capacity, provide greater functionality and ease of use and offer additional services.

   CONTINUE TO BROADEN PRODUCT OFFERINGS -- While DLJdirect's primary products and services will continue to be equity securities and mutual funds, DLJdirect intends to broaden its offerings continually with additional products and services offered by DLJ and its affiliated companies, including AXA S.A., The Equitable Companies Incorporated, Alliance Capital Management, L.P., DLJ Asset Management Group and The Sprout Group, as well as unaffiliated financial services providers. DLJdirect also intends to expand its relationships with online service and content providers to offer additional products, including insurance, credit and mortgage products.

   EXPAND ROLE AS AN INTERNET-BASED DISTRIBUTOR OF UNDERWRITTEN SECURITIES -- DLJdirect intends to increase its access to public offerings and use its distribution capability by becoming an underwriter and manager of securities offerings, including offerings that may not include DLJ.

   EXPAND GLOBALLY -- DLJdirect intends to enter international markets selectively, either directly or through alliances or joint ventures with local partners. DLJdirect entered into a 10-year joint venture agreement with Sumitomo Bank, the second largest bank in Japan, and expects to commence operations in the UK during the second quarter of 1999. DLJdirect's focus will be on large developed markets that permit it to continue to capitalize on its relationship with DLJ, AXA and Equitable.

     As used in this prospectus, the term "DLJdirect" does not represent a separately incorporated entity but rather means those businesses, assets and liabilities intended to represent Donaldson, Lufkin & Jenrette, Inc.'s online discount brokerage and related investment services businesses.


INDUSTRY OVERVIEW

     According to International Data Corporation, the total number of online brokerage accounts has grown from a small number at the end of 1994 to 1.6 million at the end of 1996 and 3.7 million at the end of 1997. International Data Corporation estimates that there were more than 6.4 million online accounts at the end of 1998, representing $324.0 billion in assets and over 300,000 trades per day.

     DLJdirect believes that the online brokerage industry is experiencing rapid growth largely as a result of:

     o the growing consumer acceptance of the Internet as a convenient, secure and reliable method of conducting retail financial transactions;

     o an increasing desire on the part of investors to take greater personal control of their financial future;

     o   the lowering of commission prices for online brokerage transactions;

     o an increasing amount of high-quality investment research and information available on the Internet to assist investors in making their trading decisions;

     o the extensive media attention focused on the online brokerage industry;

     o increasing interest by retail investors in purchasing individual stocks; and

     o   a favorable investing environment.

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

SERVICES AND PRODUCTS

     DLJdirect's existing services and product offerings are described below:


  Stock, Options, Mutual Fund and Fixed Income Trading

     Customers can directly place orders to buy and sell Nasdaq and exchange-listed securities, as well as equity and index options, mutual funds and fixed income securities, through DLJdirect's automated order processing system. System intelligence automatically checks the parameters of an order, together with the customer's available cash balance and positions held, prior to executing an order. All transaction and portfolio records are updated to reflect trading activity. Buy and sell orders placed when the markets are closed are automatically submitted prior to the next day's market opening.

     To date, DLJdirect has the only online account application submission and approval process in the industry. After an online credit check, credit-approved customers may buy securities of up to $15,000 in value without first depositing any money into their accounts. In all instances, however, customers are required to pay for purchases or post margin as required by Regulation T and the rules of the NYSE.

     Orders to trade Nasdaq and exchange-listed securities constituted 89.1% of DLJdirect's total customer orders in 1998 and 91.5% of DLJdirect's total customer orders in the first quarter of 1999. DLJdirect supports a range of order types, including market orders, limit orders (good-till-canceled or day), stop orders and short sales. Customers placing orders can use DLJdirect's equity research tool, StockScan (Trade Mark) , to search, screen and profile over 9,500 stocks from approximately 100 different industries online. Customers can customize screening criteria and identify investment opportunities. DLJdirect also offers an investment tool which suggests an asset allocation between different types of equity and fixed income investments based on the customer's investment objectives, risk tolerance, investment time-frame, and income requirements.

     Customer orders to buy and sell options constituted 9.5% of DLJdirect's total customer orders in 1998 and 7.3% of DLJdirect's total customer orders in the first quarter of 1999. DLJdirect typically does not offer option trading involving the writing of uncovered puts or calls or the establishment of option spreads or straddles to the majority of its customer base. DLJdirect does maintain a few accounts that have been approved for this type of trading after taking into consideration the high equity level within the accounts as well as the customers' trading experience and investment objectives.

     Customer orders to buy and sell mutual funds comprised 1.3% of DLJdirect's total customer orders in 1998 and 1.2% of DLJdirect's total customer orders in the first quarter of 1999. Customers can use DLJdirect's mutual fund research tool, FundScan (Trade Mark) , to search, screen and profile over 7,000 mutual funds, over 850 of which are available without transaction fees. As with StockScan (Trade Mark) , customers can customize screening criteria and identify investment opportunities.

     DLJdirect offers its customers the opportunity to buy and sell fixed income investment products including government, municipal and corporate bonds, commercial paper, unit investment trusts, certificates of deposit and collateralized mortgage obligations. Some bond trades may be placed directly via computer, but other fixed income transactions may only be effected by speaking with an investor service representative. Fixed income transactions currently comprise less than 1% of all of DLJdirect's trade executions.


  Market Data and Financial Information

     During trading hours, DLJdirect continuously receives a direct feed of detailed quote data, market information and news. Customers can create personalized lists of stocks, options and mutual funds for quick access to current pricing information. DLJdirect provides its customers free real-time quotes, including stocks, options, major market indices, most active issues, and largest gainers and losers for the major exchanges. DLJdirect also offers customers subscription access to real-time streaming quotes which allow them to monitor stock prices as they fluctuate -- without having to reenter a stock symbol or refresh the screen. Customers can also stay informed at a glance using their own personal scrolling stock ticker. In addition, customers can monitor stocks they own and stocks in their model portfolios as well as display news headlines from a variety of sources. Customers are alerted when there is current news on an identified stock or when a stock has reached a pre-selected price threshold. Through its alliances, DLJdirect also provides immediate access to breaking news, charts, market commentary and analysis and company financial information. DLJdirect's Web site provides links to other business and financial Web sites, including access to SEC filings of public companies.

     DLJ provides DLJdirect with online access to select DLJ equities research products for distribution to all accounts for a 60-day trial period and thereafter to customers who qualify by maintaining at least $100,000 in aggregate assets in their DLJdirect accounts. Under the terms of its agreement with DLJdirect, DLJ has agreed not to provide its research directly to any other online discount brokerage firm for a period of three years which is automatically renewable for consecutive one year terms unless either party chooses not to renew the agreement. DLJ provides company and industry reports, economic, global and market-related research as well as DLJ's select list of recommended securities. See "Certain Relationships".


  Portfolio Tracking and Records Management

     Customers have online access to a listing of all their portfolio assets held in their DLJdirect accounts. Customers using MarketSpeed (Trade Mark) may receive a real-time listing of all their portfolio assets, including current price and current market value. Detailed account balance and transaction information includes cash and money fund balances, buying power, net market value, dividends received, interest earned, deposits and withdrawals. Customers can also create "model" portfolios to include most financial instruments a customer is interested in tracking. These model portfolios can include stocks, options, and most mutual funds. Customers also receive quarterly account and annual tax statements and active customers receive monthly account statements summarizing account activity, including asset valuation, transaction history, interest income and distribution summary. DLJdirect's "Select Client Group" customers (customers who meet minimum balance criteria) receive enhanced statements including realized and unrealized gains on their investments. DLJdirect's systems support the Open Financial Exchange (OFX) standard so that customers may download their online account information into personal financial software programs such as Intuit's Quicken 98 and 99, Microsoft's MSN MoneyCentral Investor Portfolio, and Microsoft's Money 99.


  Participation in Public Offerings

     Customers maintaining accounts with aggregate assets of at least $100,000 have been eligible to gain access to IPOs managed by Donaldson, Lufkin & Jenrette Securities Corporation since June 1997. Through May 14, 1999, DLJdirect has participated in 41 DLJ-managed IPOs and five DLJ-managed additional equity offerings. Prior to 1999, DLJdirect received a nominal fee for distribution of IPO products but is now compensated as a regular member of the selling group. DLJdirect intends to increase its staff and enhance its capabilities in this area in response to increasing demand from retail customers and from companies seeking electronic distribution of shares in their own initial public offering.

     DLJdirect is also looking to participate in selling groups for offerings that may not be managed by DLJ. In addition, in April 1999, DLJdirect obtained the necessary regulatory approvals to act as an underwriter of securities offerings. DLJdirect may also consider in the future acting as an underwriter for a broader array of securities offerings, including secondary equity offerings, preferred stock offerings, and investment grade and high yield bond offerings. DLJdirect intends to rely in part upon DLJ investment banking professionals to perform services in connection with DLJdirect acting as a lead manager in offerings. DLJdirect believes that relying upon DLJ as opposed to hiring and developing a complete investment banking group internally will minimize costs, unless and until underwriting volumes justify development of complete internal capacity. See "Certain Relationships".

  Cash Management Services

     DLJdirect offers several cash management options. Customers may participate in an asset management account, AssetMasterSM, combining their brokerage account with free check writing and access to a Gold MasterCard debit card. DLJdirect also provides free check writing drawn against money market funds, cash or margin balances. Funds in the AssetMasterSM and brokerage checking accounts can be invested in one of 11 money market funds managed by Alliance Capital Management, L.P. Customers may also earn interest on uninvested funds by investing in a money market fund or participating in a credit interest program.


  Mortgage Center

     DLJdirect provides access to mortgage services for its customers through an agreement with E-LOAN, Inc., an online mortgage broker. Users can take advantage of efficient, easy-to-use tools to search for mortgage loan rates, obtain customized quotes, compare loans and apply for a mortgage online. The service operates through hyperlinks to the E-LOAN Web site.


  Access and Delivery of Services

     DLJdirect's services are widely accessible through multiple channels.

     Personal Computer. Customers using personal computers can access DLJdirect services and products through the Internet, online service providers, such as America Online and Prodigy, or DLJdirect's proprietary Windows-based investing software, DLJdirect MarketSpeed (Trade Mark) . The DLJdirect Web site combines easy-to-use graphics with the trading capabilities, investing tools and resources that sophisticated investors demand.

     DLJdirect created its proprietary Windows-based investing software, DLJdirect MarketSpeed (Trade Mark) , in order to enhance its customers' experience with its Internet-based service. The software caches formatted data, thus eliminating the need for constant Web page reloads, making DLJdirect MarketSpeed (Trade Mark) an average of five times faster than other major Web brokerage sites, according to Corporate Insight, Inc., an independent online market research firm. Designed to be user-friendly, the software may be used with real-time streaming quotes and market data by customers who qualify for them by filling out an online application and agreeing to pay the exchange fees for these quotes. The product enables DLJdirect's customers to use a variety of customizable features and tools with better graphics and greater ease of use.

     Touch-tone Telephone. TradeTalkSM, DLJdirect's touch-tone trading service, provides customers with a convenient way to access quotes, place orders and access portfolio information over toll-free lines from any touch-tone telephone, 24 hours a day, 7 days a week.

     Investor Services Telephone. DLJdirect's trading and investor service centers may also be accessed 24 hours a day, 7 days a week, via a toll-free telephone line staffed by licensed investor services representatives who will take orders for securities transactions, and provide securities quotes, account and portfolio information, customer service and technical support.

     All orders placed via computer or interactive voice response are automatically passed through system intelligence. This intelligence screens the parameters of the order to ensure that DLJdirect can accept the order and route it to the appropriate exchange or third party market maker.


TECHNOLOGY

     DLJdirect maintains proprietary technology that automates traditionally labor-intensive transactions. Because it was custom-tailored for electronic marketplace use, the DLJdirect system provides customers with efficient service and has the added advantage of being scalable and adaptable as usage increases and service offerings are expanded.

     DLJdirect also designs systems and software on a fee basis for DLJ and its affiliates and, through them, for their customers. In addition, DLJdirect has designed and developed Web sites for a number of leading financial institutions. The technology group had 128 associates at March 31, 1999 who are experienced in building easy-to-use, high performance, scalable systems and have skills in a number of systems and programming technologies, including IBM mainframe, Unix, Oracle, NT, C++, Java, and HTML. DLJdirect believes that there is significant potential to exploit the technology developed by this group commercially both through product sales and advisory services.

     DLJdirect has built proprietary financial services engines that can interface with many technologies within a variety of delivery platforms such as AOL, Prodigy, PDAs (personal digital assistants, or palm top devices), screen phones, and touch-tone telephones. DLJdirect has also used these engines to provide services and build products for DLJ, AXA and Equitable and other financial institutions such as registered investment advisors and full-service brokers. The infrastructure and the software components to support DLJdirect have been applied in other contexts to minimize the technological costs to DLJdirect.


  The DLJdirect System

     The primary components of DLJdirect include presentation layers, middleware, application servers, system monitors, a compliance rules engine and a customer server workstation.

     Presentation Layer. The presentation layer provides DLJdirect with the ability to offer its services on many platforms without the need to modify the rest of its applications for each platform. Products using the presentation layer include its Web site, DLJdirect MarketSpeed (Trade Mark) , FundScan (Trade Mark) , StockScan (Trade Mark) and TradeTalkSM.

     Middleware. DLJdirect's middleware connects all of the different components of the environment and establishes language among the different components. DLJdirect's proprietary technology allows these components to function in different languages, hardware platforms and protocols. By load balancing among different instances of the same component providing a specific service, DLJdirect's middleware allows more reliability and makes the systems environment more scalable. This technology also makes it easier for DLJdirect to add capacity and maintain servers.

     Application Servers. These servers provide DLJdirect's various services and are optimized for each specific service. They can be configured in the same machine, across multiple machines, or machines in multiple locations.

     System Monitor. The system monitor is an expert system that monitors all the different components every few minutes to make sure all are working correctly. If it finds a problem, it can alert the appropriate DLJdirect personnel and can, if possible, take actions to rectify the problem automatically.

     Compliance Rules Engine. The rules engine makes it possible to route orders to the exchanges and market makers, and to approve accounts online automatically without manual intervention.

     Investor Service Workstation. The investor service workstation platform provides the ability to process exceptions and answer e-mail effectively and provides integrated access to information about customers and market data.

     DLJdirect is making significant investments in systems technology and has established technology centers in Jersey City, New Jersey, and, through its relationship with an affiliate, in Florham Park, New Jersey. DLJdirect also maintains three investor service centers in Jersey City and Parsippany, New Jersey, and Charlotte, North Carolina. These facilities support systems, network services, trading, investor services and backup capabilities between the multiple locations. DLJdirect is currently implementing fully redundant technology centers which are expected to be operational in the third quarter of 1999. To provide for system continuity during potential outages, DLJdirect also has equipped its computer facilities with uninterruptible power supply units, as well as back-up generators.

     A significant risk to online commerce and communication is the insecure transmission of confidential information over public networks. DLJdirect relies on encryption and authentication technology, including public key cryptography technology licensed from RSA Data Security and Netscape Communications Corporation, to provide the security and authentication necessary to effect secure transmission of confidential information. Features ranging from firewalls to routers and servers are used in many layers to prevent unauthorized access. See "Risk Factors -- DLJdirect's networks may be vulnerable to security risks".


MARKETING

     DLJdirect's marketing strategy is based on an integrated marketing model which employs a mix of communications media. The goals of DLJdirect's marketing programs are to increase its brand name recognition, attract new customers, increase the retention and value of existing customers, and activate currently inactive accounts. In particular, its brand strategy strives to communicate a consistent message to consumers through multiple marketing venues. DLJdirect pursues its marketing goals through advertising, marketing on its own and other Web sites, direct one-on-one marketing, public relations, and co-marketing programs.

     DLJdirect targets its services at the self-directed, sophisticated investor who currently has an account with a full-service broker. The DLJdirect target investor generally has online access either at home or at the workplace and tends to track portfolio performances online. DLJdirect believes that its targeted investors value the types of services and benefits that DLJdirect has to offer, such as access to DLJ research reports and DLJ-managed public offerings.


  Advertising

     DLJdirect's advertising focuses on building awareness of the DLJdirect brand, products and services and positions DLJdirect as a better way of executing securities transactions, accessing financial and market data, and managing portfolios for the individual investor. Print advertisements are placed in a broad range of business, technology and financial publications, including Barron's, Forbes, Forbes ASAP, Investor's Business Daily, Money, Smart Money, The Wall Street Journal and Fortune. DLJdirect also advertises regularly on national cable and television networks such as CNBC, CNN Headline News, CNNfn and on national radio networks including National Public Radio. DLJdirect also advertises online on the America Online service and on sites such as MSN.com, CBS.MarketWatch.com and TheStreet.com. Through the DLJdirect Web site, prospective customers can get detailed information on DLJdirect's services, use an interactive demonstration system, request additional information and complete an account application online.


STRATEGIC RELATIONSHIPS

     DLJdirect pursues strategic relationships to increase its access to online consumers, build brand name recognition and expand the products and services DLJdirect can provide to its online investors.


 CORE BUSINESS EXPANSION

     DLJdirect has secured or is actively pursuing alliances with (1) Internet access and service providers, (2) Internet content providers, (3) providers of online banking services, and (4) electronic commerce companies. These alliances are intended to increase DLJdirect's core customer base, transaction volume and operational efficiency and to enhance further its brand name recognition. While a majority of DLJdirect's customers access its services directly through the Internet, direct modem access or touch-tone telephone, many use online service providers, such as America Online and Prodigy. Strategic relationships with service providers allow DLJdirect to access a greater number of potential customers and allow the online service providers to offer their subscribers a broader range of service options. DLJdirect's partnerships with leading content providers fulfill customers' information needs and help drive transaction volume.


 NEW ACCOUNT DEVELOPMENT AND DISTRIBUTION

     DLJdirect has developed alliances with key online services and popular Web sites to increase account development and expand distribution. These include proprietary online services, Internet service providers, search engines and financial content providers. They attract significant numbers of users, and DLJdirect's relationships provide access to expanded market opportunities. Set forth below are descriptions of several of DLJdirect's key alliances:

     America Online. In 1995, DLJdirect entered into a business relationship with America Online ("AOL"), a provider of Internet access and content that allows access to DLJdirect's Web site from the AOL Personal Finance channel. DLJdirect is one of four exclusive brokerage sponsors of that channel and the only online brokerage firm to build a customized platform within AOL's proprietary Remote Managed Gateway technology. The agreement with AOL provides for extensive marketing and promotional programs across AOL properties.

     Prodigy. DLJdirect has had a business relationship with Prodigy Communications, Inc., a provider of Internet access and content, since 1988. Currently, DLJdirect maintains a presence on the Prodigy Classic service, acting as an information and transaction provider. DLJdirect advertises on Prodigy Internet, including a position on its home page, to market its financial services to Prodigy's approximately 500,000 users. DLJdirect's Prodigy Classic service will terminate in the third quarter of 1999 and DLJdirect intends to encourage customers to adopt other means of access.

     MSN.com. DLJdirect has developed a number of key relationships with Microsoft Corporation that are designed to promote DLJdirect's online investing services on the Microsoft Network. In January 1999, DLJdirect entered into a one-year advertising agreement, pursuant to which MSN.com provides for advertising of DLJdirect's brokerage services on the MSN Web site and for a direct link to DLJdirect's Web site. DLJdirect is one of three exclusive broker participants in the "MSN Broker Package."

     TheStreet.com. In 1997, DLJdirect entered into an agreement with TheStreet.com, an Internet site which provides financial news and commentary. Pursuant to the agreement, DLJdirect displays TheStreet.com's market report titles on its Internet sites, AOL site, and MarketSpeed (Trade Mark) software, through which DLJdirect users can link directly to The Street.com's Web site containing the full text of market reports. In return, TheStreet.com offers DLJdirect's account holders discounted subscriptions for its Internet services.


     MarketWatch.com. DLJdirect has entered into an agreement with MarketWatch.com, Inc., a leading Web-based provider of real-time business news, financial programming and financial analysis tools. The agreement provides for a direct link to DLJdirect's Web site from MarketWatch.com, Inc. and advertising on both MarketWatch.com, Inc. and the CBS television network.


 CONTENT

     Content such as news, quotes, charts and fundamental data helps provide investors with the information necessary to make investment decisions. DLJdirect believes that these information services fulfill customers' information needs, facilitate new ideas and increase transaction volume.

     Bridge Information Systems America. Bridge Information Systems America, Inc. (formerly Telesphere Corporation) provides DLJdirect with delayed and real-time quotes on U.S. securities.

     Business Wire. Business Wire provides DLJdirect with company press releases for use on its Web site.

     Charter Media/Briefing.Com. Charter Media/Briefing.Com provides DLJdirect with daily financial data, reports, and services which support its online market commentary and stock analysis areas.

     ILX Systems. Through one of its affiliates, DLJdirect has a relationship with ILX Systems, Inc. to provide real-time quotes on U. S. securities.

     Iverson Financial Systems. Iverson Financial Systems Inc. provides DLJdirect with securities data that support its online historical indices and historical charts areas.

     Lipper. Lipper Inc. provides DLJdirect with quarterly and monthly mutual fund data.

     PR Newswire. PR Newswire Association, Inc. provides DLJdirect with company press releases for use on its Web site.

     Reuters NewMedia. DLJdirect has an agreement with Reuters NewMedia, Inc. to provide Reuters news on DLJdirect's Web site.

     Standard & Poor's. Standard & Poor's provides DLJdirect with securities data and reports.

     Thomson Investors Network. Thomson Investors Network provides DLJdirect with securities data regarding insider/institutional holdings and insider trading along with financial commentary and analysis.

     Zacks Investment Research. Zacks Investment Research Incorporated provides DLJdirect with securities research data.


 INTERNATIONAL

     DLJdirect intends to enter international markets selectively, either directly or through alliances or joint ventures with local partners. DLJdirect's focus will be on large developed markets that permit it to capitalize on its relationship with DLJ and AXA.

     DLJdirect Japan. In March 1999, DLJdirect entered into a 10-year joint venture agreement with Sumitomo Bank, the second largest bank in Japan. Pursuant to the agreement, a Japanese corporation ("DLJdirect SFG Securities Inc.") was formed, and it commenced operations as of April 1, 1999. DLJdirect has a 50% interest in the joint venture and in DLJdirect Japan.

     Through DLJdirect Japan, DLJdirect intends to offer online discount brokerage, including securities trading, investment trusts and money market funds to Japanese investors. DLJdirect Japan is initially expected to provide investors with the ability to invest in Japanese securities. However, over the longer term DLJdirect expects to offer Japanese investors access to U.S. securities, including investment products offered by DLJ and its affiliates. DLJdirect Japan initially will be capitalized with an aggregate of approximately -3 billion (estimated to be $25 million at May 14, 1999) from the member companies. DLJdirect Holdings Inc. has established a $20 million revolving line of credit with DLJ in connection with the initial capitalization of DLJdirect Japan, among other things.

     DLJdirect UK. DLJdirect expects that its online UK discount brokerage service ("DLJdirect UK") will begin operations in the second quarter of 1999. DLJdirect UK has contracted with an affiliate, Pershing Securities Limited, for execution and clearing services. DLJdirect UK intends initially to provide investors with the ability to invest in UK equities. Additional UK financial products are expected to be added later. Over the longer term, DLJdirect UK intends to offer UK investors access to U.S. and continental European securities as well, including investment products offered by DLJ and its affiliates.

     Other. Outside of the UK and Japan, DLJdirect is exploring alliance and joint venture opportunities in a number of key international markets, including Australia, Belgium, Canada, France, Germany, Hong Kong, Israel, Italy, Korea, South Africa and Taiwan.

 SERVICES TO INVESTMENT ADVISORS

     DLJdirect believes that a market for its services exists among registered investment advisors who seek online access to the securities markets in order to execute transactions for client accounts. DLJdirect intends to explore this business opportunity in the future by either

     o   building the capacity itself;

     o   purchasing it from an affiliate of DLJ; or

     o   purchasing it from a third party.

The registered investment advisor services business is extremely competitive and there can be no assurance that entry by DLJdirect, if undertaken at all, will be successful.

CUSTOMER SERVICE

     DLJdirect believes that providing excellent service to its customers is crucial to its success. DLJdirect believes that it has achieved an excellent record of effective investor service. DLJdirect's investor service team helps investors access its service online, handles product and service inquiries, and deals with all brokerage and technical questions. Investor service representatives assist investors in placing trades both online and by telephone. At any time of the day or night, investors may access their accounts and make investment decisions even when they are away from their PCs.

     DLJdirect is highly dependent on Internet-based technologies and services, and DLJdirect has from time to time experienced significant interruptions in these technologies and services which have adversely affected overall investor service. The extremely high trading volumes of 1998 and to date in 1999 continue to challenge DLJdirect's investor service capacity. DLJdirect has on occasion fallen short of its target response time for investor service calls and e-mails, especially during peak trading hours. See "Risk Factors -- System limitations and failures could harm DLJdirect's business".


  Telephone and E-mail Support and Technology

     Telephone support is available 24 hours a day, 7 days a week, and currently there are no additional fees charged to investors for this service. DLJdirect maintains toll-free 800 numbers, and callers may request to speak with investor service representatives on either a trading team or an investor service team, or choose to use DLJdirect's proprietary interactive voice response system, TradeTalkSM. DLJdirect's trained investor service representatives are based in three state-of-the art investor service centers in Jersey City and Parsippany, New Jersey, and Charlotte, North Carolina. The geographic distribution of the investor service centers helps to minimize the risk that telecommunications or other technology failures, or weather-related or other natural or man-made disasters will interfere with the investor's rapid access to an investor service representative. At April 1, 1999, 288 representatives made up DLJdirect's investor service team, and DLJdirect plans to expand this number to 800 by the end of 1999.

     The telephone systems in all three investor service centers are state-of-the-art and designed along "open architecture" lines that permit continual upgrades of both hardware and software with a minimum of disruption and expense. New releases of both programs and equipment are integrated into the investor service line only after adequate testing and training to insure continuity of operations. DLJdirect's TradeTalkSM currently handles approximately 50% of incoming calls and thus greatly reduces the volume of calls which must be handled by representatives. This in turn reduces wait times during high volume trading hours and helps to reduce overall investor service costs. Investors can get their account balances, check on order status, get delayed securities quotes, and place trades through this automated system.

     Among the advanced features of DLJdirect's Automated Call Distribution system is skill-based routing, which allows investors to follow telephone prompts which then route their calls to the investor service team which specializes in the appropriate area. The quality of service is thus improved, as the investor is more likely to receive help from a representative who has the particular expertise required to handle each individual call. The ACD system also automatically produces routing and management reports that aid supervisors in optimizing the efficiency of their manpower allocations.

     Electronic mail is the other principal method of providing investor support. All investor service representatives are trained to respond to investor requests using both pre-composed and original e-mails. Further, DLJdirect has installed an enhanced state-of-the-art automated e-mail response system, to be fully operational by May 1999, which will save on personnel costs and improve response times. The enhanced system will respond to many types of customer investor e-mails with a high degree of accuracy and appropriateness. As an important safeguard, all e-mail responses, whether generated by the automated system or an investor service representative, will be reviewed by an investor service manager, as is done under DLJdirect's current, non-automated e-mail protocols. By the end of 1999, DLJdirect expects that the enhanced automated system will respond to all e-mails routed through it promptly but in any event within 12 hours, and that a significant percentage of all customer e-mails will be handled entirely by the automated system.


  Personnel and Training

     DLJdirect believes that a key component of an efficient and motivated investor service team is its training. It is committed to providing the best available training to its investor service representatives in an ongoing program that focuses on career development and therefore aids in the retention of skilled and motivated personnel.

     New investor service employees take a 3-month initial course that trains them in DLJdirect's products, services, and policies. All investor service representatives are required to be appropriately licensed or to enter DLJdirect-sponsored training to receive that license. Both the team members and their supervisors receive continuing training to enable them to become qualified in specialized areas, such as Select Client Services, Customer Retention and IRA accounts. In 1998, DLJdirect implemented a mandatory training program for all investor service representatives, under which DLJdirect staff must attend a minimum of 20 hours of DLJdirect-sponsored training programs per year in customer service, securities, and technology subjects.

     Investor service managers silently monitor investor service calls and remotely monitor investor service e-mails as a means of improving training and customer satisfaction. All investor service representatives undergo both monthly and annual performance reviews which gauge their knowledge of DLJdirect's products and services, their level of teamwork, their work ethic and personal objectives, and above all their ability to deliver customer satisfaction. DLJdirect pays performance-based bonuses that reflect training evaluations and performance reviews.

     DLJdirect has experienced periods of staffing shortages in various areas within its investor service team, along with substandard performance on the part of individual investor service representatives. Given the current extremely high levels of competition to hire competent personnel within the U.S. brokerage, online, and financial services industry sectors, absent a strong and sustained effort on DLJdirect's part to identify, hire, train, and retain the best available people for its investor service operations, there exists substantial risk to DLJdirect's ability to maintain and increase its overall business. See "Risk Factors -- DLJdirect depends on key personnel".


OPERATIONS


  Clearing

     DLJdirect is an introducing broker-dealer, clearing through the Pershing Division of DLJ on a fully disclosed basis. Pershing and its affiliates provide execution and clearance services for equities, options, corporate bonds, municipal bonds, treasury bonds, government agency bonds, precious metals, mortgage backed bonds, mutual funds and unit investment trusts. In addition, Pershing provides certain record keeping and operational services, including custody of securities and cash balances settlement of securities transactions and custody of securities and cash balances. Pershing receives and delivers cash and securities for accounts and records such receipts and deliveries according to information provided by DLJdirect. Pershing holds in custody securities and cash received for accounts, collects and disburses dividends and interest, and processes reorganization and voting instructions with respect to securities held in custody. Pershing is responsible for the custody of the funds and securities only after Pershing obtains physical possession or control thereof. Pershing also prepares and transmits to customers confirmations of trades and periodic account statements summarizing transactions processed for accounts.

     The services provided by Pershing are governed by a clearing agreement dated as of September 24, 1997, as amended. DLJdirect has general responsibility for servicing and supervising securities accounts through its own personnel in accordance with its own policies and applicable laws and regulations. DLJdirect is also responsible for approving the opening of customer accounts and obtaining necessary account documentation. DLJdirect is in general responsible for the ongoing relationship that it has with customers. The clearing agreement also provides for the payment of a license fee. The trademark license fee included in the clearing fee does not include the use of certain trademarks in certain foreign jurisdictions, the use of which will be negotiated on a case by case basis. See "-- Certain Relationships -- Other Transactions with DLJ".


  Margin Lending

     At the request of DLJdirect, Pershing makes loans to customers collateralized by customer securities. Pershing extends credit for the margin accounts of DLJdirect, and notifies DLJdirect of initial and maintenance margin calls. If DLJdirect opens a margin account for a customer, Pershing will loan money for the purpose of purchasing or holding securities subject to the terms of Pershing's Margin Agreement and Pershing's margin policies and applicable margin regulations. DLJdirect is responsible for obtaining the initial margin as required by Regulation T. Thereafter, Pershing will calculate the amount of maintenance margin required. Pershing advises the customer of those requirements, usually through DLJdirect, and calculates the interest charged on the debit balance, if any. Pershing charges customer accounts the margin interest and repays DLJdirect a portion of the interest collected. DLJdirect receives from Pershing a portion of the financial benefits arising from free credit balances in customer accounts.

     In permitting customers to purchase securities on margin, DLJdirect takes the risk of a market decline that could reduce the value of the collateral held to below the customers' indebtedness before the collateral can be sold, which could result in losses to DLJdirect. In the event of a decline in the market value of the securities in a margin account, the customer is required to deposit additional securities or cash in the account so that at all times the customer's equity in the account is at least 25% of the value of the securities in the account. DLJdirect may impose initial and maintenance margin requirements for specific securities.


SECURITIES LENDING AND BORROWING

     In connection with the margin and short account activities of customers of DLJdirect, Pershing borrows securities both to cover short sales and to complete customer transactions in the event a customer fails to deliver securities by the required settlement date. Pershing collateralizes these borrowings by depositing cash or securities with the lender and receives a rebate calculated to yield a negotiated rate of return. When lending securities, Pershing receives cash or securities and generally pays a rebate to the other party in the transaction at a rate calculated to yield a negotiated return. Securities lending and borrowing transactions are executed pursuant to written agreements with counterparties that require that the securities borrowed be "marked-to-market" on a daily basis and that excess collateral be refunded or that additional collateral be furnished in the event of changes in the market value of the securities. The securities usually are "marked-to-market" on a daily basis through the facilities of the various national clearing organizations. Pershing pays DLJdirect a portion of the rebate interest or fees earned in these activities relating to customers of DLJdirect.


RELATIONSHIP WITH DLJ

     DLJdirect will be operated as a separate company from DLJ. However, as a result of DLJdirect's extensive business relationships with DLJ, conflicts of interest are likely to develop between DLJdirect and DLJ or its affiliates. Although DLJdirect has its own management team, the senior officers of DLJdirect ultimately report to the management of DLJ. In addition, the board of directors of Donaldson, Lufkin & Jenrette, Inc. will in general make operational and financial decisions and implement policies that affect the business of both DLJ and DLJdirect. In some cases these decisions may favor DLJ to the detriment of DLJdirect. The board of directors of Donaldson, Lufkin & Jenrette, Inc. is primarily composed of directors and/or executive officers of DLJ and its affiliates and does not include any members of the management of DLJdirect.

     The board of directors of DLJ has adopted certain cash management and allocations policies with respect to intercompany transfers and other allocations between DLJ and DLJdirect. DLJdirect will in general remit its cash receipts to DLJ, and DLJ will in general fund DLJdirect's cash disbursements on a daily basis. See "Certain Cash Management and Allocation Policies".

     Prior to the consummation of this offering, DLJ intends to reconstitute the board of directors of DLJdirect Holdings Inc. ("Holdings"), the corporate entity that currently owns a substantial majority of the assets of DLJdirect. Shortly after the consummation of the offering, DLJ intends to add two outside directors to the board of directors of DLJdirect Holdings Inc. DLJ's current intent is to submit all significant transactions, including significant "intercompany" transactions between DLJ and DLJdirect, for approval by the board of directors of Holdings. The decisions of the board of both DLJ and Holdings would be subject to the board of directors general fiduciary duty. However, there can be no assurance that transactions between DLJdirect and DLJ could not be effected on more favorable terms with unaffiliated, third parties.


COMPETITION

     The market for online investing services, particularly over the Internet, is new, rapidly evolving and intensely competitive, and DLJdirect expects competition to continue to intensify in the future. DLJdirect encounters direct competition from discount brokerage firms providing either touch-tone telephone or online investing services, or both. These competitors include Ameritrade, Inc.; Charles Schwab & Co., Inc.; Datek Online; Discover Brokerage Direct, Inc.; E*TRADE Securities, Inc.; Fidelity Brokerage Services, Inc.; Quick & Reilly, Inc.; and Waterhouse Securities, Inc. It also encounters competition from established full-commission brokerage firms, such as Merrill Lynch, Pierce, Fenner & Smith Incorporated and PaineWebber Incorporated, among others. In addition, DLJdirect competes with financial institutions, mutual fund sponsors and other organizations, some of which provide online investing services.

     DLJdirect believes that the principal competitive factors affecting the market for its transaction-enabling services are service, quality, cost, execution, delivery platform capabilities, ease of use, graphical user interface look and feel, depth and breadth of services and content, financial strength and innovation. Based on research conducted with both customer and non-customer focus groups and the level of activity DLJdirect continues to experience, DLJdirect believes that it presently competes favorably with respect to each of these factors.

     Some of DLJdirect's competitors have significantly greater financial, technical, marketing and other resources than DLJdirect thereby gaining market share to DLJdirect's detriment. Some current and potential competitors also have greater name recognition and more extensive customer bases. Additionally, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

     The general financial success of companies within the online securities industry over the past several years has strengthened existing competitors. Management believes that this success will continue to attract new competitors to the online securities industry such as banks, software development companies, insurance companies, providers of online financial and information services and others, as such companies expand their product lines. The current trend toward consolidation in the commercial banking industry could further increase competition in all aspects of DLJdirect's business. While it is not possible to predict the type and extent of competitive services that commercial banks and other financial institutions ultimately may offer or whether administrative or legislative barriers will be repealed or modified, firms such as DLJdirect may be adversely affected by competition or legislation. In addition, competition among financial services firms exists for experienced technical and other personnel.

     There can be no assurance that DLJdirect will be able to compete effectively with current or future competitors or that the competitive pressures faced by it will not have a material adverse effect on its business, financial condition and operating results. See "Risk Factors -- Substantial competition could reduce DLJdirect's market share and harm its financial performance".

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     DLJdirect holds significant value in its proprietary products and services and its right to use certain marks. DLJdirect's proprietary products and services and the marks it has contracted to use include: DLJdirect (Trade
Mark) , FundCenter (Registered Trademark) , FundScan (Trade Mark) , MarketSpeed (Trade Mark) , StockScan (Trade Mark) , TradeTalkSM, TradeUpSM, and www.DLJdirect.com (Trade Mark) .

     DLJdirect's success and ability to compete are dependent to a significant degree on its proprietary technology. DLJdirect relies primarily on copyright, trade secret and trademark law to protect its technology. Effective trademark protection may not be available for its trademarks. DLJdirect does not own but licenses certain material marks from DLJ Long Term Investment Corporation which has obtained, or is seeking to obtain, registration protection for those marks in the United States. In addition, DLJ Long Term Investment Corporation is in the process of registering the DLJdirect mark in 35 countries worldwide. Its inability to protect DLJdirect's name adequately would have a material adverse effect on DLJdirect's business, financial condition and operating results. See "Risk Factors -- DLJdirect must protect its intellectual property rights".

     DLJdirect's proprietary software is protected both as a trade secret and as a copyrighted work. DLJdirect's policy is to enter into confidentiality and assignment agreements with its associates, consultants and vendors and generally to control access to, and distribution of, its software, documentation and other proprietary information. Notwithstanding the precautions taken by DLJdirect it may be possible for a third party to copy or otherwise obtain and use its software or other proprietary information without authorization or to develop similar software independently. The laws of other countries may afford DLJdirect little or no effective protection of its intellectual property. The inability of DLJdirect to protect its intellectual property rights could have a material adverse effect on its business, financial condition and operating results.

     DLJdirect may in the future receive notices of claims of infringement of other parties' proprietary rights. Any claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources or require DLJdirect to enter into additional royalty or licensing agreements. There can be no assurance that other licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any claims could have a material adverse effect on DLJdirect's business, financial condition and operating results.


GOVERNMENT REGULATION; NET CAPITAL REQUIREMENTS


  Securities Industry

     The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. DLJdirect Inc. is registered as a broker-dealer with the SEC. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations ("SROs"), principally the NASD, which has been designated by the SEC as DLJdirect Inc.'s primary SRO. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of DLJdirect's operations. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business. DLJdirect Inc. is registered as a broker-dealer in all 50 states, and the District of Columbia.

     Broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees. DLJdirect is required, directly or indirectly, to comply with many complex laws and rules, including rules relating to possession and control of customer funds and securities, margin lending and execution and settlement of transactions. Additional legislation, changes in rules promulgated by the SEC, the NASD, the Board of Governors of the Federal Reserve System, the various stock exchanges, and other self-regulatory organizations, or change in the interpretation or enforcement of existing laws and rules, may directly affect the mode of operation and profitability of broker-dealers. The SEC, the NASD or other self-regulatory organizations and state securities commissions may conduct administrative proceedings, which can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or any of its officers or employees. DLJdirect's ability to comply with all applicable laws and rules is dependent in large part upon the maintenance of a compliance system reasonably designed to ensure compliance. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and shareholders of broker-dealers. In addition, because the use of the Internet to provide online investing services is relatively new, regulatory standards are evolving. As a result, DLJdirect may, in the future, become subject to additional regulation in the United States and in international jurisdictions.

     DLJdirect and DLJ are members of Securities Investor Protection Corporation ("SIPC"), which provides, in the event of the liquidation of a member, protection for customers' assets held by the member of up to $500,000 for each customer account, subject to a limitation of $100,000 for claims for cash balances. In addition, Pershing has purchased and provides to customers of DLJdirect unlimited excess SIPC coverage for securities only so that the entire value of securities in each customer account is protected. This excess SIPC insurance is provided by Asset Guaranty Insurance Company of New York, New York.

     DLJdirect has initiated an aggressive marketing campaign designed to bring brand name recognition to DLJdirect. Its marketing activities are principally subject to regulation by the NASD. DLJdirect does not currently solicit orders from its customers or make investment recommendations, although it does make available DLJ and other third-party research and information services. However, if it were to engage in these activities, it would become subject to additional rules and regulations governing, among other things, the suitability of recommendations to customers and sales practices. Further, the NASD or state securities authorities may seek to expand the situations in which suitability requirements are applicable to electronic brokers, even in the absence of any recommendations.

     It is DLJdirect's intent to expand its business in United States securities to other countries through the Internet and other gateways. In order to expand its services globally, it must comply with the regulatory controls of each specific country in which it conducts business. The varying compliance requirements of other national regulatory jurisdictions may impose a limit to its rate of international expansion.


  Net Capital Requirements

     As a registered broker-dealer and member of the NASD, DLJdirect Inc. is subject to the SEC's Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered broker-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form.

     DLJdirect has elected to compute net capital under the alternative method of calculation permitted by the Net Capital Rule. Under the alternative method, DLJdirect is required to maintain minimum net capital, as defined in the Net Capital Rule, equal to the greater of $250,000 or 2% of the amount of its "aggregate debit items" computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require a firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness, and the making of any unsecured advance or loan to a shareholder, employee of affiliate, if aggregate debit items rise beyond 5% of net capital. The Net Capital Rule also provides that the SEC may restrict, for up to 20 business days, any withdrawal of equity capital, or unsecured loans or advances to shareholders, employees or affiliates ("capital withdrawal") if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer.

     Net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments (called "haircuts") which reflect the possibility of a decline in the market value of an asset prior to its disposition.

     A change in the Net Capital Rule, the imposition of new rules or any unusually large charge against net capital could limit those operations of DLJdirect that require the intensive use of capital, and could restrict its ability to withdraw capital from its brokerage subsidiaries, which could limit its ability to pay dividends, repay debt and redeem or purchase shares of its outstanding stock.

     As of March 31, 1999, DLJdirect was required to maintain minimum net capital of $250,000 and had total net capital of approximately $26.6 million.


  Electronic Commerce

     DLJdirect anticipates that it may be subject to additional record keeping, data processing and other regulatory requirements as a result of proposed federal legislation or otherwise, and it may be subject to additional regulation as the market for online commerce evolves. Because of the growth in the electronic commerce market, Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market, and federal or state authorities could enact laws, rules or regulations affecting DLJdirect's business or operations. DLJdirect also may be subject to federal, state and foreign money transmitter laws and state, local and foreign income, sales or other taxes. If enacted or deemed applicable to DLJdirect, such laws, rules or regulations could be imposed on its activities or its business.

     Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy and the pricing, content and quality of products and services. The Telecommunications Act of 1996, which was enacted in January 1996, prohibits the transmission over the Internet of certain types of information and content. Although several of these prohibitions have been held unconstitutional, the increased attention focused upon these liability issues as a result of the Telecommunications Act could adversely affect the growth of Internet and private network use.


EMPLOYEES

     At March 31, 1999, DLJdirect had 466 employees. DLJdirect's success has been, and will continue to be, dependent to a large degree on its ability to retain the services of its existing executive officers and to attract and retain qualified additional senior and middle managers and key personnel in the future. There can be no assurance that DLJdirect will be able to attract, assimilate or retain qualified technical and managerial personnel in the future, and the failure of it to do so would have a material adverse effect on its business, financial condition and operating results. None of its employees is subject to collective bargaining agreements or is represented by a union. DLJdirect considers its relations with its employees to be good.


PROPERTIES

     DLJdirect currently occupies space in three sites: corporate offices and an investor service call center in Jersey City, New Jersey and investor service call centers in Parsippany, New Jersey and in Charlotte, North Carolina. The sites comprise approximately 82,000 square feet, in the aggregate. Each site is leased by an affiliate and provided to DLJdirect pursuant to an intercompany agreement. The underlying leases expire beginning in 2002. DLJdirect entered into a lease in April 1999 for approximately 100,000 square feet in Jersey City, New Jersey. DLJdirect intends to move its current Jersey City, New Jersey operations to that space in the beginning of the third quarter of 1999 upon its scheduled completion. This will increase overall capacity by more than 70%. DLJdirect is also in the process of developing plans to acquire additional space to increase its call center capacity significantly by the end of 1999.


LEGAL AND ADMINISTRATIVE PROCEEDINGS

     DLJdirect is not currently a party to any litigation that it believes could have a material adverse effect on its business, financial condition or operating results. However, from time to time DLJdirect has been threatened with, or named as a defendant in, lawsuits. Compliance and trading problems that are reported to the NASD or the SEC by dissatisfied customers are investigated by the NASD or the SEC, and, if pursued, may rise to the level of disciplinary action. One or more lawsuits, claims or disciplinary actions decided adversely to DLJdirect could have a material adverse effect on its business, financial condition and results of operations. DLJdirect is also subject to periodic regulatory audits and inspections.


     Along with several other online brokers, DLJdirect received a letter from the State of New York Office of the Attorney General dated February 2, 1999, requesting that DLJdirect provide certain documents and make DLJdirect employees available to discuss complaints regarding online brokerage services. No complaint specific to DLJdirect was identified. DLJdirect responded to this request in February 1999. On March 29, 1999, a further request for information was received by each of the online brokers, including DLJdirect. Subsequently, a meeting was held with representatives from the Office of the Attorney General at which time it was agreed that each online broker would identify and produce the requested documents that were readily available. DLJdirect expects to respond to the modified request in the normal course of business.


     The SEC's Office of Compliance Investigations and Examinations (OCIE) conducts routine investigations of registered broker-dealers. DLJdirect has received correspondence from OCIE requesting that DLJdirect make available certain documents and materials relating to the business of DLJdirect, including DLJdirect's execution policies and practices regarding the handling of customer orders. DLJdirect produced the requested documents in the normal course of business. DLJdirect believes that this informational request was conducted on an industry-wide basis.


     On May 6, 1999, a purported DLJdirect account holder filed a class action complaint for unspecified damages against DLJdirect Inc. The complaint alleges unfair business practices in violation of California's Business and Professions Code and violations of California's Consumers' Legal Remedies Act. The allegations involve the plaintiff's purported inability to obtain access to initial public offerings in meaningful amounts. The complaint seeks equitable relief in the form of restitution and disgorgement of all earnings, profits, compensation and benefits obtained by DLJdirect as a result of such unfair business practices. DLJdirect intends to defend itself vigorously against all of the allegations contained in the complaint.

                            MANAGEMENT OF DLJDIRECT

     The following table sets forth information regarding the senior officers of DLJdirect.




NAME                                 AGE    POSITION
K. Blake Darcy ..................   42      Chief Executive Officer
Glenn H. Tongue .................   40      President
Suresh Kumar ....................   41      Chief Information Officer
Craig S. Sim ....................   56      Director of Investment Banking
Rosemary T. McFadden ............   50      Director of Global Business Development
Denise Benou Stires .............   36      Director of Marketing
Ramaswamy Nagappan ..............   37      Director of Application Development
Nicholas J. Tortorella ..........   47      Director of Human Resources and Administration
Michael J. Hogan ................   48      General Counsel
Anthony P. Festa ................   50      Director of Compliance and Operations
Timothy J. Foley ................   29      Director of Product Development
Barry B. Mione ..................   34      Director of Investor Services
Kenneth J. Olshansky ............   57      Director of Finance and Strategic Projects
Robert D. Flowers. Jr. ..........   54      Director of Select Client Relations
Linda Finnerty ..................   52      Director of Public Relations

     K. Blake Darcy. K. Blake Darcy has been the Chief Executive Officer of DLJdirect since its founding in 1988. In 1997, under Mr. Darcy's direction, DLJdirect created a separate technology group at DLJdirect that develops online solutions for financial organizations. Mr. Darcy was with DLJ from 1984 to 1988, where he formed a new business unit at DLJ's Pershing Division designed to provide turn-key discount brokerage services to banks and insurance companies and served as Vice President, Marketing Manager of Direct Brokerage Services. Mr. Darcy began his career in the financial services industry as a retail broker with Lehman Brothers in 1982. Mr. Darcy graduated with honors from Hamilton College, where he earned a B.A. in Government.

     Glenn H. Tongue. Glenn H. Tongue has served as President of DLJdirect since April 1999. Prior to this appointment, he was a Managing Director in the Investment Banking Group at DLJ where he has worked since 1989. At DLJ, his duties included oversight of the investment banking activities on behalf of DLJdirect. Mr. Tongue holds a B.S.E. in Electrical Engineering and Computer Science from Princeton University as well as an M.B.A. from The Wharton School.


     Suresh Kumar. Suresh Kumar has served as Chief Information Officer of DLJdirect since 1989. He is responsible for product development, program management, quality assurance, production support and infrastructure. From 1986 to 1988, he worked as a programmer in DLJ's Pershing Division. Prior to joining DLJ, Mr. Kumar was a consultant with Bakst International and Cap Gemini America. Mr. Kumar earned a B.S. in Technology from the Indian Institute of Technology at Madras, an M.B.A. from the Indian Institute of Management at Ahmedabad and a Masters in Computer Science from the New York Institute of Technology. Mr. Kumar is a member of the Securities Industry Association.

     Craig S. Sim. Craig S. Sim has served as a Director of Investment Banking since February 1999. He has served as a Managing Director in the Investment Banking Group at DLJ since 1986. From 1994 to 1998, Mr. Sim served as Chairman of the International Banking Group of DLJ, which supervises and coordinates investment banking in emerging markets of South America, Asia, and Eastern Europe. From 1986 to 1994 Mr. Sim was head of the Capital Markets Services Group. Mr. Sim joined DLJ in 1975 as Senior Vice President and syndicate manager. Since then, Mr. Sim has served as a member of the Operating Committee of the Banking Group and the DLJ Strategic Committee. He has served on the New York District Executive Board, the Government Relations Committee of the Securities Industry Association (SIA) and the SIA NAFTA committee. He received a B.A. from Gettysburg College, Gettysburg, PA.

     Rosemary T. McFadden. Rosemary T. McFadden has served as Director of Global Business Development for DLJdirect since joining DLJdirect in January 1999. From 1997 to 1999, Ms. McFadden was Senior Vice President and Associate General Counsel of the Pershing Division of DLJ, where she was responsible for overseeing the organization and structure of several international initiatives, as well as co-directing Pershing's strategic planning committee for conversion of the Euro. From 1993 to 1997, Ms. McFadden served as a Senior Manager in the International Practice Group at Price Waterhouse, L.L.P., where she worked on a range of projects related to the development of capital markets in Russia, the Ukraine, the Republic of Moldova and Asia. From 1989 to 1993, Ms. McFadden acted in an of counsel capacity to the firm Schuman, Hanlon & Doherty, specializing in international corporate law. From 1984 to 1989, Ms. McFadden served as President and Chief Operating Officer of the New York Mercantile Exchange. Ms. McFadden was awarded an honorary Ph.D. from St. Elizabeth College. She holds a B.A. and M.B.A. degree from Rutgers University and a J.D. degree from Seton Hall University Law School.

     Denise Benou Stires. Denise Benou Stires has served as Director of Marketing for DLJdirect since joining it in September 1997. During her tenure as Director of Marketing, DLJdirect's marketing campaign was awarded the "1997 Best Multimedia Campaign" by the Financial Communications Society. Prior to joining DLJdirect, Ms. Stires was Vice President of Marketing at Swatch USA from 1995 to 1996. Ms. Stires held management and supervisory positions at Mars, Incorporated from 1988 to 1995, including Marketing Director of Pet Care, Effem Foods, Canada and Worldwide Sponsorship Manager, Mars, Incorporated. She serves on the Board of Trustees of the Kent Place School in Summit, New Jersey. Ms. Stires holds an M.B.A. from the Yale School of Management and a B.A. in Political Science and International Relations from Wellesley College, where she received departmental honors and was a Wellesley Scholar.

     Ramaswamy Nagappan. Ramaswamy Nagappan has been with DLJdirect since March 1997 as Director of Application Development, and he is responsible for managing application development efforts. From 1988 to 1997, Mr. Nagappan worked at DLJ as a programmer in the Pershing Division. Prior to joining DLJ, Mr. Nagappan was a consultant with Pershing, Guardian Life Insurance, Bakst International, and Data Software Research Corp. During his career at Pershing and DLJdirect, Mr. Nagappan has developed and implemented mainframe, UNIX, and Windows systems for a wide range of brokerage applications. Mr. Nagappan earned his Bachelor of Engineering Degree in Electronics and Communication from Anna University, Madras (India) in 1983. In 1984, he also received a Diploma in Business and Computer Management from Indian Institute of Computer Management. Mr. Nagappan has served as a member of the FIX protocol committee and the Cincinnati Stock Exchange's technical committee. He is a member of the Institute of Electrical and Electronics Engineers.

     Nicholas J. Tortorella. Nicholas J. Tortorella has served as Director of Human Resources and Administration for DLJdirect since joining DLJdirect in April 1995. Mr. Tortorella served as Director of Staffing and Compensation for the Pershing division of DLJ from 1989 to April 1995. From 1985 to 1989, he served in various human resources management positions at Merrill Lynch. From 1977 to 1984, he served as a Roman Catholic priest for the Roman Catholic Diocese of Rockville Centre. He has served on the Boards of Trustees of Christ Hospital in Jersey City, New Jersey, Saint Anthony High School in Jersey City, New Jersey, Goodwill Industries of Hudson County and United Way of Hudson County. Mr. Tortorella received a B.A. from St. John's University, New York and an M.Div. from Immaculate Conception Seminary in New York.

     Michael J. Hogan. Michael J. Hogan has served as General Counsel of DLJdirect since April 1999. He is responsible for oversight of DLJdirect's legal department. From 1970 to 1999, he worked at Lehman Brothers Inc., most recently as Senior Deputy General Counsel and Managing Director when he managed the firm's legal, compliance and internal audit services on a global basis. From 1977 to 1981, he served as Counsel and Director of Compliance at the Coffee, Sugar and Cocoa Exchange in New York. Mr. Hogan holds Bar Admissions in New York, Georgia, Missouri and the District of Columbia. Mr. Hogan received his J.D. from Emory University Law School and his B.A. from Washington University, St. Louis, Missouri.

     Anthony P. Festa. Anthony P. Festa has been Director of Compliance and Operations for DLJdirect since November 1993. From 1978 to 1993, Mr. Festa held various management positions at Shearson Lehman Brothers and its predecessors, including Vice President, Compliance. Prior to that, Mr. Festa was Senior Examiner in the New York office of the Chicago Board Options Exchange. Mr. Festa began his securities industry career at E.F. Hutton in 1970. Mr. Festa is a graduate of Central Connecticut State University with a degree in History and currently serves as an adjunct professor at the New York Institute of Finance.

     Timothy J. Foley. Timothy J. Foley has served as Director of Product Development for DLJdirect since September 1998. From June 1997 to August 1998, he served as Manager of Finance. In the summer of 1995, Mr. Foley interned for DLJ in the Investment Banking Group before entering the Sloan School of Management at Massachusetts Institute of Technology, from which he received his M.B.A degree. Mr. Foley worked at DLJdirect prior to his DLJ internship in 1995 as an Assistant Vice President and from 1992 to 1994 as an Associate in Product Development. Mr. Foley earned his B.S.E. degree in Mechanical and Aerospace Engineering from Princeton University.

     Barry B. Mione. Barry B. Mione has been Director of Investor Services since August 1997. Since December 1989, Mr. Mione has held numerous management positions at DLJdirect and the Pershing Division of DLJ, including Investor Services Manager of Pershing's Direct Brokerage Services, and Branch Manager of DLJdirect's Parsippany office. Mr. Mione currently oversees the Investor Services Representatives in DLJdirect's three investor service centers. In January 1998, Mr. Mione was responsible for launching DLJdirect's Select Client Services. He serves on the Chicago Board of Options Exchange Discount Advisory Committee and Pershing's Best Execution Steering Committee. He received a B.A. from the State University of New York at Stony Brook in 1986.

     Kenneth J. Olshansky. Kenneth J. Olshansky joined DLJdirect as Director of Finance and Strategic Projects in September 1998. From 1991 to 1997, Mr. Olshansky worked for The Commonwealth of Massachusetts, serving as Deputy Treasurer of Debt Management from 1993 to 1997. From 1980 to 1991, Mr. Olshansky was Executive Vice President and General Counsel of CFC Associates, Inc., a municipal leasing and finance company, and from 1968 to 1980, he was associated with the Boston, Massachusetts law firm of Csaplar & Bok, where he was a Partner. He holds a B.S. and an M.S. in Electrical Engineering and Science from Massachusetts Institute of Technology, where he received a Sloan Fellowship and was elected to the Tau Beta Pi, Eta Kappa Nu, and Sigma Xi Academic Honorary Societies. Mr. Olshansky also received a LL.B., cum laude from Harvard Law School.

     Robert D. Flowers, Jr. Robert D. Flowers, Jr. has served as Director of Select Client Relations of DLJdirect since April 1999. He is responsible for overseeing DLJdirect's Select Client Group, serving customers who maintain account balances of $1,000,000 and higher. From August 1994 to July 1997, Mr. Flowers was at Bank of America where he served as President and Chief Executive Officer of BA Investment Services, Inc. and as Director of the Retail Investment Products Division. He was a senior officer in the retail brokerage unit of Bank One from 1992 to 1994 and First Union from 1984 to 1992. Mr. Flowers holds a B.A. from Walsh University and is a member of the Securities Industry Association. He is based in the DLJdirect Charlotte office.

     Linda Finnerty. Linda Finnerty has served as Director of Public Relations of DLJdirect since April 1999. She is responsible for directing DLJdirect's press releases. From 1998 to 1999, she served as Vice President and Director of Corporate Communications at Delaware Investments, based in Philadelphia, where she oversaw all internal and external communications. From 1989 to 1997, she worked at Alliance Capital, most recently as Vice President and Director of Corporate Communications. Ms. Finnerty holds a B.S. from Fordham University and a graduate diploma in communications from Hofstra University. She is a member of the Public Relations Society of New York, National Investor Relations Institute and the Financial Communications Society.

BOARD OF DIRECTORS OF DLJDIRECT

     DLJdirect Holdings Inc. is the corporate entity that owns, directly or indirectly, a substantial majority of the businesses, assets and liabilities of DLJdirect. Prior to the consummation of this offering, DLJ intends to reconstitute the board of directors of DLJdirect Holdings Inc. to include representatives of both DLJ and DLJdirect. Shortly after the consummation of the offering, DLJ plans to add two independent directors to the board of directors of DLJdirect Holdings Inc. DLJ's current intent is to submit all significant transactions, including significant "intercompany" transactions between DLJ and DLJdirect, for approval by the board of directors of DLJdirect Holdings Inc. The following table sets forth the proposed board members of DLJdirect Holdings Inc. upon the consummation of the offering:




NAME                                  AGE  POSITION
     Richard S. Pechter ............ 54    Chairman of the Board
     K. Blake Darcy ................ 42    Director
     Glenn H. Tongue ............... 40    Director
     Suresh Kumar .................. 41    Director
     Gates H. Hawn ................. 50    Director
     Richard F. Brueckner .......... 49    Director

     Richard S. Pechter. Richard S. Pechter has served as Chairman of the board of directors of DLJdirect since April 1999. Mr. Pechter has served as a director of DLJ since 1979, as Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation since 1981 and as Chairman of DLJ's Financial Services Group since 1987. From 1979 to 1984, Mr. Pechter served as Chief Executive Officer of Pershing, and from 1975 to 1979 he served as Executive Vice President and Chief Administrative Officer of DLJ. He served as Chief Financial Officer of DLJ from 1973 to 1975 and as Vice President and Treasurer of DLJ from 1971 to 1973, after joining DLJ in 1969 as a research analyst. Mr. Pechter has served as President of the Investment Association of New York, as a director of the National Securities Clearing Corporation, the Depository Trust Company and Interstate/Johnson Lane, as Vice Chairman of the Securities Industry Association, and as a Trustee of the Securities Industry Association's Securities Industry Institute. He is the Tony Award-winning producer of the Broadway musical "Titanic". Mr. Pechter graduated from Yale University and holds an M.B.A. from the Harvard Business School, where he was a Baker Scholar.


     Gates H. Hawn. Gates H. Hawn has been a director of DLJdirect since April 1999. He has been Chief Operating Officer and a Managing Director of Pershing since 1983. He joined DLJ in 1981 as a Senior Vice President. From 1970 to 1981, Mr. Hawn was with the Bankers Trust Company. Mr. Hawn currently serves as a director of the Farmers Museum, the Clark Foundation and the Philharmonic Orchestra of New Jersey and as Hudson County Chairman of New Jersey Blood Services. He has served as an Exchange Official of the American Stock Exchange, Chairman of the New York District of the Securities Industry Association, President of the Investment Association of New York, President of the Bond Club of New York and Chairman of the National Securities Clearing Corporation. He has also served as a director of the Chicago Stock Exchange, the NASDAQ Stock Market, the Glimmerglass Opera and Deerfield Academy. Mr. Hawn is a graduate of Williams College.

     Richard F. Brueckner. Richard F. Brueckner has served as a director of DLJdirect since its inception. He has served as a Managing Director of DLJ's Financial Services Group and Pershing since 1984. He previously served as Treasurer of DLJ from 1979 to 1981, Chief Financial Officer of Pershing from 1980 to 1981 and has held a variety of senior management positions in operations and marketing at Pershing. He serves as a Trustee of Frontier Trust Company in Fargo, North Dakota and is Chairman and CEO of the Securities Industry Foundation for Economic Education. Mr. Brueckner has served as a director of the National Association of Securities Dealers, Inc. and its regulatory subsidiary and was Chairman of the National Adjudicatory Council and the Technology Advisory Committee. Mr. Brueckner has also served as Chairman of the Securities Industry Association's Clearing Firms Committee, the Membership Committee and the New York District for the Securities Industry Association and as Chairman of the NASD's New York District Committee. Mr. Brueckner received his B.A. from Muhlenberg College.

DLJDIRECT 1999 INCENTIVE COMPENSATION PLAN

     The board of directors of Donaldson, Lufkin & Jenrette, Inc. has adopted the DLJdirect 1999 Incentive Compensation Plan on March 16, 1999 and the plan will be voted on by stockholders on May 25, 1999. The board of directors of Donaldson, Lufkin & Jenrette, Inc. believes that attracting and retaining key employees and service providers is essential to DLJdirect's continued growth and success. In addition, the board of directors of Donaldson, Lufkin & Jenrette, Inc. believes that the long term success of DLJdirect is enhanced by a competitive and comprehensive compensation program, which may include tailored types of incentives designed to motivate and reward such persons for outstanding service, including awards that link compensation to applicable measures of DLJdirect's performance and the creation of shareholder value. Such awards will enable DLJdirect to attract and retain key employees and service providers and enable such persons to acquire and/or increase their proprietary interest in DLJdirect and thereby align their interests with the interests of DLJdirect's shareholders. In addition, the board of directors of Donaldson, Lufkin & Jenrette, Inc. has concluded that its Compensation and Management Committee should be given as much flexibility as possible to provide for annual and long term incentive awards contingent on performance.

     The following is a brief description of the material features of the Compensation Plan. Such description is qualified in its entirety by reference to the full text of the Compensation Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

     Types of Awards. The terms of the Compensation Plan provide for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-related awards, and annual incentive or performance awards that may be settled in cash, stock, or other property (collectively referred to as "Awards").

     Shares Subject to the Compensation Plan; Annual Per-Person
Limitations. Under the Compensation Plan, the total number of shares of DLJdirect common stock reserved and available for delivery to participants in connection with Awards is (i) 10,000,000, plus (ii) 7.5% of the number of shares of DLJdirect common stock issued or delivered during the term of the Compensation Plan (excluding any issuance or delivery in connection with Awards, or any other compensation or benefit plan of DLJdirect, or in connection with this offering); provided, however, that the total number of shares of DLJdirect common stock with respect to which incentive stock options may be granted shall not exceed 10,000,000. Shares of DLJdirect common stock subject to an Award that is canceled, expired, forfeited, settled in cash, or otherwise terminated without a delivery of shares to the participant, including DLJdirect common stock withheld or surrendered in payment of any exercise or purchase price of an Award or taxes relating to an Award, will again be available for Awards under the Compensation Plan. Any shares of DLJdirect common stock delivered under the Compensation Plan may consist of authorized and unissued shares or treasury shares.

     In addition, the Compensation Plan imposes individual limitations on the amount of certain Awards. Under these limitations, during any fiscal year the number of options, stock appreciation rights, shares of restricted stock, restricted stock units, shares of DLJdirect common stock issued as a bonus or in lieu of other obligations, and other stock-based Awards granted to any one participant shall not exceed 2,000,000 shares for each type of such Award, subject to adjustment in certain circumstances. The maximum cash amount that may be earned as a final annual incentive award or other annual cash Award in respect of any fiscal year by any one participant is $5 million.

     The Compensation Committee is authorized to adjust the number and kind of shares subject to the aggregate share limitations and annual limitations under the Compensation Plan and subject to outstanding Awards (including adjustments to exercise prices and number of shares of options and other affected terms of Awards) in the event that a dividend or other distribution (whether in cash, shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event affects the DLJdirect common stock so that an adjustment is appropriate. The Compensation Committee is also authorized to adjust performance conditions and other terms of Awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

     Eligibility. Executive officers and other officers and employees of Donaldson, Lufkin & Jenrette, Inc. or DLJdirect, as well as other persons who provide services to Donaldson, Lufkin & Jenrette, Inc. or DLJdirect, including directors of Donaldson, Lufkin & Jenrette, Inc. and DLJdirect Holdings Inc. shall be eligible to be granted Awards under the Compensation Plan. It is estimated that approximately 900 persons are eligible to receive Awards and it is anticipated that most, if not all, employees of DLJdirect will be granted Awards under the Compensation Plan.

     Administration. The Compensation Plan will be administered by the Compensation Committee except to the extent the board of directors of Donaldson, Lufkin & Jenrette, Inc. elects to administer the Compensation Plan. Subject to the terms and conditions of the Compensation Plan, the board of directors of Donaldson, Lufkin & Jenrette, Inc. or the Compensation Committee is authorized to interpret the Compensation Plan, construe terms, adopt rules and regulations, prescribe forms, make all determinations under the Compensation Plan and, subject to such terms and conditions as they may establish, delegate authority to officers and managers of DLJ. The Compensation Plan provides that Compensation Committee members are not personally liable, and are fully indemnified for all actions taken or made in good faith under the Compensation Plan.

     Stock Options and Stock Appreciation Rights. The Compensation Committee is authorized to grant stock options, including both incentive stock options that can result in potentially favorable tax treatment to the participant and non-qualified stock options (i.e, options not qualifying as incentive stock options) and stock appreciation rights entitling the participant to receive the excess of the fair market value of a share of DLJdirect common stock on the date of exercise over the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation right is determined by the Compensation Committee, but must not be less than the fair market value of a share of DLJdirect common stock on the date of grant (except to the extent of in-the-money awards or cash obligations surrendered by the participant at the time of grant). All other terms regarding each option or stock appreciation right are fixed by the Compensation Committee, except that no option or stock appreciation right may have a term exceeding ten years. Options may be exercised by payment of the exercise price in cash, DLJdirect common stock, outstanding Awards, or other property as determined by the Compensation Committee.

     Restricted Stock and Restricted Stock Units. The Compensation Committee is authorized to grant restricted stock and restricted stock units. Restricted stock is a grant of DLJdirect common stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment and/or failure to satisfy stated performance requirements. A participant granted restricted stock generally has all of the rights of a shareholder of DLJdirect, including voting and dividend rights. An Award of restricted stock units confers upon a participant the right to receive shares at the end of a specified deferral period, subject to possible forfeiture of the Award in the event of certain terminations of employment and/or failure to satisfy stated performance requirements. Prior to settlement, an Award of restricted stock units carries no dividend or other ownership rights, except for dividend equivalents, if granted.

     Dividend Equivalents. The Compensation Committee is authorized to grant dividend equivalents conferring on participants the right to receive cash, shares, other Awards, or other property equal in value to dividends paid on a specific number of shares or other periodic payments. Dividend equivalents may be granted on a free-standing basis or in connection with another Award.

     Bonus Stock and Awards in Lieu of Cash Obligations. The Compensation Committee is authorized to grant shares as a bonus free of restrictions, or to grant shares or other Awards in lieu of obligations to pay cash under other plans or compensatory arrangements.

     Other Stock-Based Awards. The Compensation Plan authorizes the Compensation Committee, subject to limitations under applicable law, to grant Awards that are denominated or payable in shares. The Compensation Committee determines the terms and conditions of such Awards, including consideration to be paid to exercise Awards in the nature of purchase rights, the period during which Awards will be outstanding, and forfeiture conditions and restrictions on Awards.

     Performance and Annual Incentive Awards. A participant's right to exercise or receive a grant or settlement of an Award may be subject to performance conditions as specified by the Compensation Committee. In addition, the Compensation Plan authorizes specific annual incentive awards, which represent a conditional right to receive cash, shares or other Awards upon achievement of preestablished performance goals during a specified one-year period.

     The performance goals to be achieved as a condition of payment or settlement of a performance award or annual incentive award will consist of (a) one or more business criteria and (b) a targeted level or levels of performance with respect to each such business criteria. In the case of performance awards or annual incentive awards intended to meet the requirements of Internal Revenue Code Section 162(m), if applicable, the business criteria used must be one of those specified in the Compensation Plan, although for other participants the Compensation Committee may specify any other criteria. The business criteria specified in the Compensation Plan are: (1) earnings per share; (2) revenues; increase in revenues; the excess of all or a portion of revenues over operating expenses (excluding expenses determined by the Compensation Committee at the time performance goals are established); (3) cash flow; (4) cash flow return on investment; (5) return on net assets, return on assets, return on investment, return on capital, return on equity; (6) management value added; (7) operating margin; (8) net income; pretax earnings; pretax earnings before interest, depreciation, amortization and/or incentive compensation; pretax operating earnings; operating earnings (with or without investment gains or losses); (9) total shareholder return; (10) reduction in costs; (11) increase in the fair market value of the DLJdirect common stock; and (12) any of the above goals as compared to the performance of a published or special index deemed applicable by the Compensation Committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of comparable companies.

     Subject to the requirements of the Compensation Plan, the Compensation Committee will determine other performance award and annual incentive award terms, including the required levels of performance with respect to the business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement.

     Other Terms of Awards. Awards may be settled in the form of cash, DLJdirect common stock, other Awards, or other property, in the discretion of the Compensation Committee. The Compensation Committee may require or permit participants to defer the settlement of all or part of an Award. The Compensation Committee is authorized to place cash, shares, or other property in trusts or make other arrangements to provide for payment of obligations under the Compensation Plan. The Compensation Committee may condition any payment relating to an Award on the withholding of taxes. Awards granted under the Compensation Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution although the Compensation Committee has authority to permit Awards to be transferred in limited circumstances.

     Awards under the Compensation Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The Compensation Committee may, however, grant Awards in exchange for other Awards under the Compensation Plan or other awards granted by Donaldson, Lufkin & Jenrette, Inc., and may grant Awards in addition to and in tandem with such other Awards, awards, or rights as well.

     Loan Provisions. With the Compensation Committee's consent, and subject to applicable law, Donaldson, Lufkin & Jenrette, Inc. may make, guarantee or arrange for a loan to a participant with respect to the exercise of any option, purchase of shares or other payment in connection with any Award, including the payment by a participant of any or all federal, state or local income or other taxes due in connection with any Award.

     Amendment and Termination of the Compensation Plan. The board of directors of Donaldson, Lufkin & Jenrette, Inc. may amend or discontinue the Compensation Plan or the Compensation

Committee's authority to grant Awards without further shareholder approval, except for amendments required to be approved by stockholders by applicable law or any stock exchange or automated quotation system on which the shares are then listed or quoted. Shareholder approval will not be deemed to be required under laws or regulations, such as those relating to incentive stock options, that condition favorable treatment of participants on such approval, although the board of directors of Donaldson, Lufkin & Jenrette, Inc. may, in its discretion, seek shareholder approval in any circumstance in which it deems such approval advisable. Thus, shareholder approval will not necessarily be required for amendments that might increase the cost of the Compensation Plan or broaden eligibility. Unless earlier terminated by the board of directors of Donaldson, Lufkin & Jenrette, Inc., the Compensation Plan will terminate at such time as no shares remain available for issuance under the Compensation Plan and Donaldson, Lufkin & Jenrette, Inc. or DLJdirect has no further rights or obligations with respect to outstanding Awards under the Compensation Plan.

     Initial Awards. At or prior to the offering, it is anticipated that the Compensation Committee will make grants of options to purchase approximately 6,500,000 to 7,000,000 shares of DLJdirect common stock to the executive officers, certain directors and other eligible persons under the Compensation Plan. It is expected that such options will have an exercise price equal to the initial public offering price of the DLJdirect common stock. It is also expected that these options will generally become exercisable in four equal installments based on continued service with Donaldson, Lufkin & Jenrette, Inc. or DLJdirect during the four-year period following the grant date.

     Federal Income Tax Implications of the Compensation Plan. The following is a brief description of the federal income tax consequences generally arising with respect to Awards under the Compensation Plan.

     The grant of an option or stock appreciation right will create no tax consequences for the participant or Donaldson, Lufkin & Jenrette, Inc. or DLJdirect. A participant will not recognize taxable income upon exercising an incentive stock option (except that the alternative minimum tax may apply). Upon exercising an option other than an incentive stock option, the participant must generally recognize ordinary income equal to the difference between the exercise price and fair market value of the freely transferable and nonforfeitable shares acquired on the date of exercise. Upon exercising a stock appreciation right, the participant must generally recognize ordinary income equal to the cash or the fair market value of the freely transferable and nonforfeitable shares received.

     Upon a disposition of shares acquired upon exercise of an incentive stock option before the end of the applicable incentive stock options holding periods, the participant must generally recognize ordinary income equal to the lesser of (i) the fair market value of the shares at the date of exercise of the incentive stock options minus the exercise price, or (ii) the amount realized upon the disposition of the incentive stock options shares minus the exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of an option (including an incentive stock option for which the incentive stock options holding periods are met) or stock appreciation right generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant's tax basis in such shares (the tax basis generally being the exercise price plus any amount previously recognized as ordinary income in connection with the exercise of the option or stock appreciation right).

     DLJdirect generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option or stock appreciation right. Pursuant to the Tax Sharing Agreement, the tax benefit may be paid to DLJ if the stock associated with such deduction is attributed to DLJ. DLJ may also, pursuant to the Tax Sharing Agreement, be required to pay DLJdirect for tax benefits arising out of the issuance of DLJdirect common stock to a DLJ employee in connection with an option or stock appreciation right. DLJdirect generally is not entitled to a tax deduction relating to amounts that represent a capital gain to a participant. Accordingly, if the participant holds the shares of an incentive stock option grant for the required holding period, DLJdirect will not receive any tax deduction for that grant.

     With respect to Awards granted under the Compensation Plan that result in the payment or issuance of cash or shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the cash or the fair market value of shares or other property received. Thus, deferral of the time of payment or issuance will generally result in the deferral of the time the participant will be liable for income taxes with respect to such payment or issuance. DLJdirect generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant. Pursuant to the Tax Sharing Agreement, the tax benefit may be paid to DLJ if the stock associated with such deduction is attributed to DLJ. DLJ may also, pursuant to the Tax Sharing Agreement, be required to pay DLJdirect for tax benefits arising out of the issuance of DLJdirect common stock to a DLJ employee in connection with an option or stock appreciation right.

     With respect to Awards involving the issuance of shares or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the shares or other property received at the first time the shares or other property becomes transferable or is not subject to a substantial risk of forfeiture, whichever occurs earlier. A participant may elect to be taxed at the time of receipt of shares or other property rather than upon lapse of restrictions on transferability or substantial risk of forfeiture, but if the participant subsequently forfeits such shares or property, the participant would not be entitled to any tax deduction, including as a capital loss, for the value of the shares or property on which he previously paid tax. The participant must file such election with the Internal Revenue Service within 30 days of the receipt of the shares or other property. DLJdirect generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant. Pursuant to the Tax Sharing Agreement, the tax benefit may be paid to DLJ if the stock associated with such deduction is attributed to DLJ. DLJ may also, pursuant to the Tax Sharing Agreement, be required to pay DLJdirect for tax benefits arising out of the issuance of DLJdirect common stock to a DLJ employee in connection with an option or stock appreciation right.


EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid to DLJdirect's Chief Executive Officer and each of DLJdirect's four other most highly compensated officers based on 1998 salary and annual bonuses (collectively, the "Named Officers") who were serving as officers at the end of the fiscal year ended December 31, 1998.


                           SUMMARY COMPENSATION TABLE




                                                    ANNUAL COMPENSATION             LONG-TERM COMPENSATION
                                                 ------------------------- ----------------------------------------
                                                                             RESTRICTED       LTIP      ALL OTHER
                                                    SALARY       BONUS      STOCK AWARDS    PAYOUTS    COMPENSATION
NAME AND PRINCIPAL POSITION                YEAR     ($)(1)       ($)(1)        (#)(2)        ($)(3)        (4)
K. Blake Darcy .......................... 1998    $150,000    $1,350,000        --         $130,341       $5,910
 Chief Executive Officer
Suresh Kumar ............................ 1998     125,000       750,000        --               --           --
 Chief Information Officer
Ramaswamy Nagappan ...................... 1998     125,000       300,000        --               --           --
 Director of Applications Development
Denise Benou Stires ..................... 1998     125,000       250,000        --               --           --
 Director of Marketing
Nicholas J. Tortorella .................. 1998     110,000       160,000        --               --           --
 Director of Human Resources
 and Administration

----------
(1) Includes amounts contributed by each of the Named Officers under various deferred compensation plans maintained by Donaldson, Lufkin & Jenrette, Inc.

(2) In exchange for surrendering amounts accrued under certain multi-year compensation arrangements maintained by Donaldson, Lufkin & Jenrette, Inc, Mr. Darcy received restricted stock units under Donaldson, Lufkin & Jenrette, Inc.'s 1995 Restricted Stock Unit Plan at the time of Donaldson, Lufkin & Jenrette, Inc.'s initial public offering in October 1995. Each restricted stock unit represents the right to receive a share of common stock, subject to certain conditions described below. Units awarded under the 1995 Restricted Stock Unit Plan fall into two categories. "Base Units" and "Premium Units." Base Units vested 50% in February 1997 and February 1998. Premium Units vest in three equal installments in each of February 1998, February 1999 and February 2000. No dividends or dividend equivalents are paid on the restricted stock units. As of December 31, 1998, the last day of trading during the fiscal year ended December 31, 1998, the aggregate value of the unvested restricted stock units, based on the average of the high and low prices of Common Stock as reported on the New York Stock Exchange on such date of $41.3125 was $58,829, for Mr. Darcy (based on 1,424 RSUs). None of the other officers is a holder of RSUs.

(3) The amount shown reflects amounts earned under Donaldson, Lufkin & Jenrette, Inc.'s 1994-1996 Long Term Incentive Plan.

(4) The amount shown reflects distributions in 1998 in respect of units awarded in prior years under a plan which allocated to the participants a portion of the profits realized by Donaldson, Lufkin & Jenrette, Inc on certain investments.



AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR (1998) AND FYE OPTION/SAR
   VALUES




                                                                     NUMBER OF SECURITIES     VALUE OF UNEXERCISED IN-THE-
                                     SHARES                         UNDERLYING UNEXERCISED        MONEY OPTIONS AT FYE
                                   ACQUIRED ON   VALUE REALIZED       OPTIONS AT FYE (#)                 ($)(1)
NAME                              EXERCISE (#)         ($)        EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
K. Blake Darcy .................      --              --                38,258/35,000        $891,186/604,687
Suresh Kumar ...................      --              --                  1,250/3,750        $   9,141/27,422
Ramaswamy Nagappan .............      --              --                           --                      --
Denise Benou Stires ............      --              --                           --                      --
Nicholas J. Tortorella .........      --              --                           --                     --

----------
(1) All of the options shown above are options on DLJ common stock. No options on DLJdirect common stock were granted during 1998. DLJ expects to grant options to purchase approximately 6,500,000 to 7,000,000 shares of DLJdirect common stock at or prior to the offering. An "in-the-money option" is an option for which the market price of the underlying common stock at year-end 1998 exceeds the exercise price of the option. The value of unexercised, in-the-money options shown above is based upon the difference between the exercise price of all options and $41.3125, the average of the high and low prices of the DLJ common stock as reported on the New York Stock Exchange on December 31, 1998, the last day of trading during the fiscal year ended December 31, 1998. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of DLJ common stock relative to the exercise price per share of the stock option at the time the stock option is exercised. There is no assurance that the values of unexercised in-the-money stock options reflected in this table will be realized.



COMPENSATION AND MANAGEMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     No member of the Donaldson, Lufkin & Jenrette, Inc. Compensation and Management Committee during the fiscal year ended December 31, 1998 was an officer or employee of DLJ or DLJdirect.

                             CERTAIN RELATIONSHIPS

     DLJdirect, DLJ and their respective affiliates engage in a variety of transactions in the ordinary course of their respective businesses. As a general rule, DLJdirect has not retained an independent third party to evaluate transactions with DLJ and there has been no independent committee of the board of directors to evaluate these transactions. Notwithstanding this fact, DLJdirect believes that the terms and conditions of these transactions, including the fees or other amounts paid by DLJdirect in connection with these transactions, were established through negotiations which adequately took into account (1) the terms and conditions of transactions of the same or a similar nature entered into by DLJdirect with unaffiliated third parties, (2) the terms and conditions of transactions of the same or a similar nature entered into by DLJ with unaffiliated third parties, and/or (3) the terms and conditions of market transactions of the same or a similar nature entered into by unaffiliated third parties. Notwithstanding the foregoing, there can be no assurance that DLJdirect could not have obtained more favorable terms from an unaffiliated third party. See "Risk Factors -- DLJdirect faces potential conflicts of interest with DLJ".


CLEARING AND LICENSE ARRANGEMENTS

     Pursuant to an agreement dated September 24, 1997, as amended on March 11, 1999, between the Pershing Division of DLJ and DLJdirect, Pershing acts as the clearing agent for DLJdirect and in such capacity performs traditional operational functions, including execution and clearance of trades and holding customer funds and securities. Pershing carries the cash and margin accounts of DLJdirect customers and clears transactions on a fully disclosed basis for such accounts. Without the prior written approval of Pershing, DLJdirect may not enter into similar services contracts with any other clearing agency. Pershing deducts the fees for its clearing services from the commissions, mark-ups and other charges DLJdirect establishes for each transaction. The clearance fees, order flow payments, interest sharing and charges for other services provided for in the agreement were negotiated between DLJdirect and Pershing with reference to those for comparable arrangements available in the securities industry generally. These fees include volume discounts and sliding scale payments taking into account the size of DLJdirect's business and the levels of services provided by Pershing. In particular, the per trade clearing fee declines by 5.0% for clearing volumes in excess of 4,000,000 trades per year and by an additional 5.0% for clearing volumes in excess of 6,000,000 trades per year. The agreement also provides for good faith renegotiation of any provision upon the request of either party. If the parties are unable to agree upon negotiation, the parties will be subject to the final decision of the operating committee of the board of directors. The amounts paid to DLJ by DLJdirect pursuant to this agreement were $15.4 million, $20.9 million, and $28.4 million in 1996, 1997 and 1998, respectively, and $8.9 million in the first quarter of 1999. The agreement expires on March 10, 2009. Under the agreement, as amended, the amounts to be paid by DLJdirect to Pershing will include the license fee for the use of certain trademarks that are licensed to DLJdirect in the United States and certain other jurisdictions.

     In March 1999, DLJdirect entered into an exclusive license agreement with DLJ Long Term Investment Corporation. Under this agreement, DLJ Long Term Investment Corporation has licensed certain trademarks, services marks, trade names and other proprietary rights to various words, slogans, symbols and logos to DLJdirect for use in its provision of financial services and sale or other distribution of related financial goods. The nature and quality of all financial goods and services offered by DLJdirect under the licensed marks are subject to the control of DLJ Long Term Investment Corporation, and the use of the marks must be consistent with specific guidelines. Fees payable under the current license agreement for the use of the marks in the United States and certain other jurisdictions are to be paid in accordance with the terms of the clearing agreement with Pershing. The license fee included in the clearing fee does not include the use of the marks in certain other foreign jurisdictions, the use of which will be negotiated on a case by case basis. The agreement expires on March 10, 2009. The agreement is terminable by DLJ Long Term Investment Corporation for certain events, including, among other things, a default by DLJdirect, the bankruptcy of DLJdirect or the sale or dissolution of DLJdirect.

TAX SHARING AGREEMENTS

     DLJdirect is, and after the offerings will continue to be, included in the same consolidated tax group as DLJ for Federal income tax purposes until such time as it ceases to be eligible for inclusion in this consolidated tax group. In connection with the offering, DLJ and DLJdirect have entered into a tax sharing agreement, effective as of January 1, 1999 and applicable to any Federal, foreign, state, local and other taxes. Pursuant to the provisions of such agreement, DLJdirect and DLJ will generally make payments between them such that, with respect to any period in which DLJdirect is a member of the same consolidated tax group as DLJ for Federal income tax purposes, the amount of Federal income taxes to be paid by DLJdirect will be determined, with certain exceptions, as though DLJdirect were to file for such period and all prior periods separate Federal income tax returns (generally including any amounts determined to be due as a result of a redetermination of the Federal income tax liability of the DLJ consolidated group arising from an audit or otherwise) as the common parent of an affiliated group of corporations filing a consolidated return rather than a consolidated subsidiary of DLJ. DLJ and DLJdirect have each agreed to remit interest to the other on any payments that are not timely made. DLJdirect is also entitled to receive payments from DLJ in respect of utilization of its tax assets, if any. The amount of any such payment will generally be determined by the actual tax benefit received by the DLJ consolidated group. Conversely, if inclusion of DLJdirect in the consolidated group should increase the tax of other members, DLJdirect will reimburse DLJ for such cost. Any tax benefit related to (1) the exercise of options in DLJ common stock, or DLJdirect common stock that is attributed to DLJ pursuant to the board of directors' cash management policy, (2) the vesting of restricted DLJ common stock, or restricted DLJdirect common stock that is attributed to DLJ pursuant to the board of directors' cash management policy,
(3) satisfaction of stock appreciation rights that result in a charge to DLJ's earnings, or (4) other compensation funded by DLJ will be allocated to DLJ. If DLJdirect common stock vests in or, pursuant to the exercise of an option, is issued to an employee of DLJ, its subsidiaries or affiliates exclusive of DLJdirect, and is attributed to DLJdirect pursuant to the board of directors' cash management policy, or if a compensation deduction results from any other DLJdirect stock-based compensation plan that is related to an employee of DLJ, its subsidiaries or affiliates exclusive of DLJdirect, and is attributed to DLJdirect pursuant to the cash management policy, the resulting tax benefit will be allocated to DLJdirect.

     While DLJdirect remains part of the same consolidated group as DLJ, Donaldson, Lufkin & Jenrette, Inc. will continue to have all the rights of a common parent of a consolidated group, will be the sole and exclusive agent for DLJdirect in any and all matters related to the Federal income tax liability of DLJdirect, and will be responsible for the preparation and filing of consolidated Federal income tax returns. In addition, each member of a consolidated group for Federal income tax purposes is jointly and severally liable for the Federal income tax liability of each other member of its consolidated group. Accordingly, under the tax sharing agreement, DLJ has agreed to indemnify DLJdirect against such liabilities to the extent that they relate to the Federal income tax liability of the DLJ consolidated group for periods that DLJdirect is included in the same consolidated group as DLJ, except to the extent attributable to DLJdirect.


OTHER TRANSACTIONS WITH DLJ

     DLJ provides services to DLJdirect pursuant to an Intercompany Services Agreement amended as of February 23, 1999. The agreement covers public relations, telecommunications, tax, internal audit, insurance, employee benefits, human resources, legal, compliance, credit, general administrative, accounting, treasury, library and record management services, facilities, security and custodial services. These services may be provided by an employee of DLJ or any of its affiliates or by any third party chosen at the sole discretion of DLJ and the costs of these services and space are allocated to DLJdirect. The agreement may be terminated upon a change in control or upon 90-day notice by either party. Amounts paid by DLJdirect under this agreement were $1.2 million, $1.9 million, and $2.7 million, in 1996, 1997 and 1998, respectively, and $588,000 in the first quarter of 1999.

     DLJdirect provides technology services to DLJ in exchange for fee payments. Fees related to these services were $4.8 million and $12.8 million in 1997 and 1998, respectively, and $4.2 million in the first quarter of 1999. DLJdirect and DLJ intend to memorialize this arrangement in an agreement effective May 3, 1999. Pursuant to a Services Agreement dated August 1, 1997 between a subsidiary of DLJdirect Holdings Inc. and an affiliate of Equitable, the subsidiary provides services to Equitable in return for monthly fees. These services include development services such as technological solutions to enhance account security, maintenance services (including hotline support, scheduled maintenance and informal training) and hosting services such as the interconnection, monitoring and provision of servers to support Equitable's Internet applications. Fees paid by Equitable amounted to $600,000 in 1998 and $92,000 in the first quarter of 1999.


     DLJ provides DLJdirect with online access to select DLJ equities research products pursuant to a three-year agreement effective as of April 28, 1999. After three years, the agreement will automatically renew for consecutive one year terms unless either party provides 90-day advanced written notice of its intention not to renew the agreement. The research includes, among other things, product marketing notes, DLJ buylines, various "facts and focus" segments, weekly reports by portfolio managers and company/industry reports. Under the terms of the agreement, DLJdirect can provide those customers having more than $100,000 in total assets in DLJdirect accounts and authorized non-trial customers with access to this research. DLJ has agreed for a period of three years not to make its research directly available to any other online discount brokerage firm. DLJdirect agrees to pay DLJ fees, which decrease incrementally based on the number of qualified customers. Amounts paid under a similar prior agreement were $307,000 in 1997, $1.3 million in 1998, and $434,000 in the first quarter of 1999.


     DLJdirect has agreed to compensate DLJ for providing to DLJdirect allocations in offerings in which DLJ serves as lead manager or co-manager and in which DLJdirect participates as an underwriter or a member of a selling group. The amount of such compensation is equal to 10% of the selling concessions received by DLJdirect. In addition, DLJ has agreed that, upon request, it will assist DLJdirect in performing due diligence and provide DLJdirect with other investment banking services in offerings in which DLJdirect is a lead manager or co-manager and in which DLJ does not otherwise participate in exchange for compensation equal to 10% of the selling concession received by DLJdirect in such offerings.


     DLJdirect distributes certain Alliance Capital Management, L.P. sponsored funds and cash management products and receives marketing and distribution fees. Amounts paid by Alliance to DLJdirect in connection with these distribution services during 1996, 1997 and 1998 totaled $1.0 million, $1.6 million and $3.2 million, respectively, and $1.1 million in the first quarter of 1999.



     DLJdirect currently occupies office facilities owned by a joint venture in which Equitable participates. Amounts paid under this agreement in 1997 and 1998 were $239,000 and $410,000, respectively, and $102,000 in the first quarter of 1999. Donaldson Leasing Corp. provides off balance sheet financing for a substantial portion of fixed assets used by DLJdirect pursuant to a five-year Master Lease Agreement dated September 3, 1996. Amounts paid under this agreement were $632,000, $1.1 million, and $2.5 million, in 1996, 1997, and 1998, respectively, and $703,000 in the first quarter of 1999. A small percentage of the equipment used by DLJdirect is leased by an affiliate from a third-party leasing company and provided to DLJdirect under an intercompany services agreement. DLJdirect leases 100% of its fixed assets located in North Carolina pursuant to a lease with a third-party leasing company guaranteed by Donaldson, Lufkin & Jenrette, Inc.


     Certain directors, officers and employees of DLJdirect, DLJ, Equitable, AXA and their subsidiaries maintain margin accounts with DLJdirect Inc. Margin account transactions for such directors, officers and employees are conducted by DLJdirect Inc. in the ordinary course of business and are substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

                         DESCRIPTION OF CAPITAL STOCK

     The following description is not complete and should be read with our amended and restated certificate of incorporation, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

     This description refers in many places to "DLJ's retained interest in DLJdirect." This represents the ownership of DLJ in that portion of DLJdirect that is not represented by DLJdirect common stock. The size of this retained interest relative to the interest represented by DLJdirect common stock may change in the future if actions are taken, such as

     o   issuances of additional shares of DLJdirect common stock,

     o   repurchases of DLJdirect common stock, or

     o   transfers of cash or other property between DLJ and DLJdirect,

that change either the total amount of the assets of DLJdirect or the number of shares of DLJdirect common stock that is outstanding. These actions, and the effect that they would have on holders of DLJdirect common stock are described further in this section. See Annex 1, "Illustration of Certain Terms", for further discussion of certain terms defined in this section.


PROPOSED AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

     Our current certificate of incorporation authorizes us to issue 300,000,000 shares of common stock, par value $0.10 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Only the preferred stock is currently issuable in series by the board of directors. As of March 1, 1999, we had 124,320,184 shares of common stock and 7,500,000 shares of preferred stock issued and outstanding.

     Before the offering, we will file an amendment to our amended and restated certificate of incorporation which will

     o authorize the board of directors of Donaldson, Lufkin & Jenrette, Inc. to issue a total of 1.5 billion shares of common stock in multiple series, including DLJ common stock and DLJdirect common stock. The board of directors of Donaldson, Lufkin & Jenrette, Inc. will be authorized to issue 500,000,000 shares of DLJ common stock and 500,000,000 shares of DLJdirect common stock and

     o re-classify each outstanding share of common stock into a share of DLJ common stock.

     We intend DLJdirect common stock to reflect the performance of the online discount brokerage and related investment services businesses of DLJdirect, including certain activities currently conducted by DLJdirect Holdings Inc. and one or more affiliates of Donaldson, Lufkin & Jenrette, Inc.

     We intend DLJ common stock to reflect the performance of the rest of the businesses conducted by DLJ and its affiliates, including DLJ's retained interest in DLJdirect.

     We will allocate all of Donaldson, Lufkin & Jenrette, Inc.'s consolidated assets, liabilities, revenue, expenses and cash flow between DLJ and DLJdirect.


     We may decide to authorize the issuance of shares of additional series of common stock other than DLJ common stock or DLJdirect common stock in which case we shall designate the assets and liabilities of DLJ to which such series of common stock relates and such assets and liabilities shall be an additional "Group" for the purposes of our restated charter.

     Before the offering, the board of directors of Donaldson, Lufkin & Jenrette, Inc. will designate the initial number of shares of DLJdirect common stock that may be issued for the account of DLJ in respect of its retained interest in DLJdirect. See "-- DLJ's Retained Interest in DLJdirect or Any


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

Group" and our restated charter for additional information about DLJ's retained interest in DLJdirect (or in any other Group) and the initial number of shares of DLJdirect common stock that may be issued for the account of DLJ in respect of its retained interest in DLJdirect (or in any other Group).

     The board of directors of Donaldson, Lufkin & Jenrette, Inc. will have the authority in its sole discretion to issue authorized but unissued shares of common stock from time to time for any proper corporate purpose. The board of directors of Donaldson, Lufkin & Jenrette, Inc. will have the authority to do so without stockholders approval, except as may be provided by Delaware law or the rules and regulations of any securities exchange on which any series of outstanding common stock may then be listed.


DIVIDENDS

     The board of directors of Donaldson, Lufkin & Jenrette, Inc. will retain the discretion whether or not to pay dividends on DLJdirect common stock or any series of common stock. We do not expect to change our current dividend policy for our outstanding common stock (which will become DLJ common stock). We do not expect to pay dividends on DLJdirect common stock in the future; however,

     o we will be permitted to pay dividends on any series of common stock out of the lesser of the assets of Donaldson, Lufkin & Jenrette, Inc. legally available for the payment of dividends under Delaware law and the Available Dividend Amount (as defined herein) for the Group to which such series of common stock relates.

     The amount legally available for the payment of dividends on common stock of a corporation under Delaware law is generally limited to:

     o   the total assets of the corporation less its total liabilities less

     o the aggregate par value of the issued shares of its common and preferred stock, plus any amounts which the board of directors of Donaldson, Lufkin & Jenrette, Inc. has designated as capital in respect of such shares.

     However, if that amount is not greater than zero, the corporation may also pay dividends out of the net profits for the corporation for the fiscal year in which the dividend is declared and/or the preceding fiscal year. As mentioned above, these restrictions will form the basis for calculating the Available Dividend Amounts for DLJ and DLJdirect. Thus, net losses of either Group, and any dividends and distributions on, or repurchases of, either series of common stock, may reduce the assets legally available for dividends on both series of common stock. These restrictions will also form the basis for calculating the aggregate amount of dividends that Donaldson, Lufkin & Jenrette, Inc. as a whole can pay on its common stock, regardless of series. Thus, for example, net losses of the DLJ Group, and any dividends and distributions on, or repurchases of, DLJ common stock, will reduce the assets legally available for dividends on the DLJdirect common stock.

     Subject to the foregoing limitations, applicable regulatory requirements and to any other limitations set forth in any future series of preferred stock or in any agreements binding on Donaldson, Lufkin & Jenrette, Inc. from time to time, we have the right to pay dividends on all, any or no series of common stock in equal or unequal amounts, regardless of the relative amounts of the Available Dividend Amounts, the amount of dividends previously declared on either series, the respective voting or liquidation rights of each series or any other factor.

     At the time of any dividend on the outstanding shares of DLJdirect common stock or any other series of common stock, including any dividend resulting from a disposition of All or Substantially All of the Assets (as defined herein) of the Group to which such series of common stock relates but excluding any dividend payable in shares of such series of common stock, we will credit to DLJ, and charge against such Group, a corresponding amount in respect of DLJ's retained interest in such Group. Specifically, the corresponding amount will equal (1) the aggregate amount of such dividend times (2) the Retained Interest Amount (as defined herein) in respect of such Group.


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

     The board of directors of Donaldson, Lufkin & Jenrette, Inc. may declare and pay dividends or distributions of shares of common stock (or securities convertible into or exchangeable or exercisable for shares of common stock) if such dividends or distributions of shares

     o of any series of common stock (or securities convertible into or exchangeable or exercisable for shares of common stock) are on shares of the same series of common stock, or

     o are of a series of common stock other than DLJ common stock (or securities convertible into or exchangeable or exercisable for shares of a series of common stock other than DLJ common stock) on shares of DLJ common stock and the sum of the shares of the series of common stock to be issued and the shares of the series of common stock issuable upon conversion, exchange or exercise of any outstanding convertible securities attributable to the DLJ Group is less than or equal to the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group.


MANDATORY DIVIDEND, REDEMPTION OR EXCHANGE ON DISPOSITION OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF A GROUP

     In general, if we sell 80% or more of the assets of DLJdirect, we must either:

     o pay a dividend to holders of DLJdirect common stock equal to a proportionate interest in the net proceeds of the sale,

     o redeem outstanding shares of DLJdirect common stock in an amount equal to a proportionate interest in the net proceeds of the sale, or

     o issue DLJ common stock in exchange for outstanding DLJdirect common stock at a 10% premium to the DLJdirect common stock.

     This provision is described in greater detail below.

     If we dispose of All or Substantially All of the Assets of a Group (including the DLJdirect Group) to one or more persons or entities, in one transaction or a series of related transactions, and the Disposition is not an Exempt Disposition as defined below, we would be required, by the 85th Trading Day after the consummation of such Disposition, to either:

     o declare and pay a dividend to holders of the series of common stock that relates to the Group that consummated such Disposition in cash, securities (other than common stock of Donaldson, Lufkin & Jenrette, Inc.) or other property, or a combination thereof, in an aggregate amount having a Fair Value (determined as of the Disposition Date) equal to the product of the Outstanding Interest Fraction in such Group (determined as of the record date for such dividend) and the Fair Value (determined as of the Disposition Date) of the Net Proceeds of such Disposition,

     o redeem from holders of the series of common stock that relates to the Group that consummated such Disposition, in exchange for cash, securities (other than common stock of Donaldson, Lufkin & Jenrette, Inc.) or other property, or a combination thereof, in an amount equal to the product of the Outstanding Interest Fraction with respect to such Group (determined as of the redemption date) and the Fair Value (determined as of the Disposition Date) of the Net Proceeds of such Disposition, all of the outstanding shares of such series of common stock (unless such Disposition involves substantially all (but not all) of the assets attributed to such Group, in which case, a number of shares of such series of common stock having an aggregate average Market Value, during the 20 consecutive Trading Day period beginning on the 16th Trading Day immediately following the Disposition Date, equal to such amount) or

     o issue shares of a series of common stock that does not relate to the Group that consummated such Disposition in exchange for each outstanding share of the series of common stock that relates to the Group that consummated such Disposition at a 10% premium, based on the average Market Value of the relevant series of common stock as compared to the average Market Value of the other series of common stock during the 20 consecutive Trading Day period beginning on the 16th Trading Day immediately following the Disposition Date.

     In connection with any special dividend on, or redemption of, common stock as described above, we will credit to DLJ, and charge against the applicable Group, a corresponding amount in respect of DLJ's retained interest in such Group. Specifically, the corresponding amount will equal

     o   the aggregate Fair Value of such dividend or redemption times

     o   the Retained Interest Amount in respect of such Group.

     In addition, in connection with any redemption of common stock as described above, we will decrease the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group by the same proportion as the proportionate decrease in outstanding shares of such Group caused by such redemption.

     At any time within one year after completing any dividend or partial redemption of the sort referred to above, we will have the right to issue shares of a series of common stock that does not relate to the Group in question in exchange for each remaining outstanding share of the series of common stock that relates to that Group at a 10% premium. The exchange ratio will be calculated based on the average Market Value of the relevant series of common stock as compared to the average Market Value of the other series of common stock during the 20 consecutive Trading Day period ending on the 5th Trading Day immediately preceding the date on which Donaldson, Lufkin & Jenrette, Inc. mails the notice of exchange to holders of the relevant series. In determining whether to effect any such exchange following such a dividend or partial redemption, we would, in addition to other matters, consider:

     o whether the remaining assets of such Group continue to constitute a viable business,

     o the number of shares of such common stock remaining issued and outstanding,

     o   the per share market price of such common stock, and

     o the ongoing cost of continuing to have a separate series of such common stock outstanding.


OPTIONAL EXCHANGE OF DLJ COMMON STOCK FOR DLJDIRECT COMMON STOCK

     We will have the right at any time to declare that each outstanding share of DLJdirect common stock shall be exchanged, as of the applicable exchange date, for a number of fully paid and nonassessable shares of DLJ common stock at a premium. The premium will initially be 25%, for exchanges occurring in the first 90 days after issuance, and will decline thereafter over a period of 3 years to 15%, as determined by the applicable exchange date.

     Notwithstanding the preceding paragraph, upon the occurrence of a Tax Event (as defined below), we will have the right to issue shares of DLJ common stock in exchange for outstanding shares of DLJdirect common stock at a premium of 10%.

     The exchange ratio that will result in the specified premium will be calculated based on the average Market Value of DLJ common stock as compared to the average Market Value of DLJdirect common stock during the 20 consecutive Trading Day period ending on, and including, the 5th Trading Day immediately preceding the date on which we mail the notice of exchange to holders of the outstanding shares being exchanged.


OPTIONAL EXCHANGE FOR STOCK OF A SUBSIDIARY

     In general, we can exchange stock of one of our subsidiaries for DLJdirect common stock if all the assets and liabilities of DLJdirect are transferred to that subsidiary. This provision is described in greater detail below.

     At any time at which all of the assets and liabilities of a Group, and no other assets or liabilities of Donaldson, Lufkin & Jenrette, Inc. or any subsidiary thereof, are held directly or indirectly by one


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

or more wholly owned subsidiaries of Donaldson, Lufkin & Jenrette, Inc., we may, provided that there are funds of Donaldson, Lufkin & Jenrette, Inc. legally available, declare that all of the outstanding shares of the common stock relating to such Group shall be exchanged, as of the applicable exchange date, for the number of fully paid and nonassessable shares of common stock of such Group Subsidiaries equal to the product of the Outstanding Interest Fraction with respect to such Group (determined as of the applicable exchange date) and the number of shares of common stock of each such Group Subsidiary as will be outstanding immediately following such exchange. Such shares of common stock of such Group Subsidiaries may be delivered by the delivery of shares of one or more of such Group Subsidiaries that own directly or indirectly all of the other shares that are deliverable as described in the preceding sentence.

     If the series of common stock being exchanged is DLJ common stock and the Number of Shares Issuable with Respect to DLJ's Retained Interest in any Group other than DLJ on the exchange date is greater than zero, we will also issue a number of shares of the series of common stock that relates to such Group on the exchange date equal to the then current Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group and deliver those shares to the holders of DLJ common stock or to one of the DLJ Group Subsidiaries, at our option.


GENERAL DIVIDEND, EXCHANGE AND REDEMPTION PROVISIONS

     If we complete a Disposition of All or Substantially All of the Assets of a Group, other than an Exempt Disposition, we would be required, not later than the 10th Trading Day after the applicable Disposition Date, to issue a press release specifying:

     o   the Net Proceeds of such Disposition,

     o the number of shares of the series of common stock related to such Group then outstanding,

     o the number of shares of such series of common stock issuable upon conversion, exchange or exercise of any convertible or exchangeable securities, options or warrants and the conversion, exchange or exercise prices thereof, and

     o if the Group is not DLJ, the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group.

Not more than 40 Trading Days after such consummation, we would be required to announce by press release which of the actions specified in the first paragraph under "-- Mandatory Dividend, Redemption or Exchange" we have determined to take. After making that announcement, the determination would become irrevocable. In addition, we would be required, not more than 40 Trading Days after such consummation and not less than 10 Trading Days before the applicable payment date, redemption date or exchange date, to send a notice by first-class mail, postage prepaid, to holders of the relevant series of common stock at their addresses as they appear on our transfer books.

     o If we determine to pay a special dividend, we would be required to specify in the notice

      (1) the record date for such dividend,

      (2) the payment date of such dividend (which cannot be more than 85 Trading Days after such Disposition Date),

      (3) the Net Proceeds of such Disposition, and

      (4) the aggregate amount and type of property to be paid in such dividend (and the approximate per share amount thereof).

     o If we determine to undertake a redemption, we would be required to specify in the notice

      (1) the date of redemption (which cannot be more than 85 Trading Days after such Disposition Date),

      (2) the Net Proceeds of such Disposition,

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

      (3) the type of property to be paid as a redemption price and the approximate per share amount thereof,

      (4) if less than all shares of the relevant series of common stock are to be redeemed, the number of shares to be redeemed, and

      (5) the place or places where certificates for shares of such series of common stock, properly endorsed or assigned for transfer (unless we waive such requirement), should be surrendered in return for delivery of the cash, securities or other property to be paid by Donaldson, Lufkin & Jenrette, Inc. in such redemption.

     o If we determine to undertake an exchange, we would be required to specify in the notice

      (1) the date of exchange (which cannot be more than 85 Trading Days after such Disposition Date),

      (2) the number of shares of the other series of common stock to be issued in exchange for each outstanding share of such series of common stock, and

      (3) the place or places where certificates for shares of such series of common stock, properly endorsed or assigned for transfer, unless we waive such requirement, should be surrendered in return for delivery of the other series of common stock to be issued by Donaldson, Lufkin & Jenrette, Inc. in such exchange.

     If we determine to complete any exchange described under "-- Optional Exchange of DLJ Common Stock for DLJdirect Common Stock" or "Optional Exchange for Stock of a Subsidiary", we must, between 10 and 30 Trading Days before the exchange date, send a notice by first-class mail, postage prepaid, to holders of the relevant series of common stock at their addresses as they appear on our transfer books, specifying (1) the exchange date and the other terms of the exchange and (2) the place or places where certificates for shares of such series of common stock, properly endorsed or assigned for transfer, unless we waive such requirement, should be surrendered for delivery of the stock to be issued or delivered by Donaldson, Lufkin & Jenrette, Inc. in such exchange.

     Neither the failure to mail any required notice to any particular holder nor any defect therein would affect the sufficiency thereof with respect to any other holder or the validity of any dividend, redemption or exchange.

     If we are redeeming less than all of the outstanding shares of a series of common stock as described above, we would redeem such shares pro rata or by lot or by such other method as the board of directors determines to be equitable.

     No holder of shares of a series of common stock being exchanged or redeemed will be entitled to receive any cash, securities or other property to be distributed in such exchange or redemption until such holder surrenders certificates for such shares, properly endorsed or assigned for transfer, at such place as we specify, unless we waive such requirement. As soon as practicable after our receipt of certificates for such shares, we would deliver to the person for whose account such shares were so surrendered, or to the nominee or nominees of such person, the cash, securities or other property to which such person is entitled, together with any fractional payment referred to below, in each case without interest. If less than all of the shares of common stock represented by any one certificate were to be exchanged or redeemed, we would also issue and deliver a new certificate for the shares of such common stock not exchanged or redeemed.

     We would not be required to issue or deliver fractional shares of any capital stock or any other fractional securities to any holder of common stock upon any exchange, redemption, dividend or other distribution described above. If more than one share of common stock were held at the same time by the same holder, we may aggregate the number of shares of any capital stock that would be issuable or any other securities that would be distributable to such holder upon any such exchange, redemption, dividend or other distribution. If there are fractional shares of any capital stock or any


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

other fractional securities remaining to be issued or distributed to any holder, we would, if such fractional shares or securities were not issued or distributed to such holder, pay cash in respect of such fractional shares or securities in an amount equal to the Fair Value thereof, without interest.

     From and after the date set for any exchange or redemption, all rights of a holder of shares of common stock that were exchanged or redeemed would cease except for the right, upon surrender of the certificates representing such shares, to receive the cash, securities or other property for which such shares were exchanged or redeemed, together with any fractional payment as provided above, in each case without interest and, if such holder was a holder of record as of the close of business on the record date for a dividend not yet paid, the right to receive such dividend. A holder of shares of common stock being exchanged would not be entitled to receive any dividend or other distribution with respect to shares of the other series of common stock until after the shares being exchanged are surrendered as contemplated above. Upon such surrender, we would pay to the holder the amount of any dividends or other distributions, without interest, which theretofore became payable with respect to a record date occurring after the exchange, but which were not paid by reason of the foregoing, with respect to the number of whole shares of the other series of common stock represented by the certificate or certificates issued upon such surrender. From and after the date set for any exchange, we would, however, be entitled to treat the certificates for shares of common stock being exchanged that were not yet surrendered for exchange as evidencing the ownership of the number of whole shares of the other series of common stock for which the shares of such common stock should have been exchanged, notwithstanding the failure to surrender such certificates.

     We would pay any and all documentary, stamp or similar issue or transfer taxes that might be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on any exchange or redemption described herein. We would not, however, be required to pay any tax that might be payable in respect of any transfer involved in the issue or delivery of any shares of capital stock and/or other securities in a name other than that in which the shares so exchanged or redeemed were registered, and no such issue or delivery will be made unless and until the person requesting such issue pays to Donaldson, Lufkin & Jenrette, Inc. the amount of any such tax or establishes to our satisfaction that such tax has been paid.

     We may, subject to applicable law, establish such other rules, requirements and procedures to facilitate any dividend, redemption or exchange contemplated as described above as the board of directors may determine to be appropriate under the circumstances.


VOTING RIGHTS

     Holders of DLJdirect common stock will not be entitled to vote, unless a separate class vote is required by applicable law. Holders of DLJ common stock will vote on all matters as to which common stockholders generally are entitled to vote. On all such matters for which no separate vote is required, each outstanding share of DLJ common stock entitles the holder to one vote.

     The Delaware general corporation law requires a separate vote of holders of shares of common stock of any series on any amendment to the certificate of incorporation if the amendment would alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely but would not so affect the entire class.


LIQUIDATION

     In general, upon a liquidation of our company, holders of DLJ common stock and DLJdirect common stock will receive any net assets remaining after the payment of our liabilities and of the liquidation preference on any preferred stock, on a pro rata basis in accordance with the average market value of DLJ common stock and the average market value of DLJdirect common stock over a 20-trading-day period prior to the liquidation. This provision is described in greater detail below.

     The holders of each series of common stock, including DLJdirect common stock, will be entitled, upon voluntary or involuntary liquidation, dissolution or winding-up of Donaldson, Lufkin & Jenrette,


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Inc., to receive their proportionate interest in the net assets of Donaldson,
Lufkin & Jenrette, Inc., if any, remaining for distribution to stockholders after payment of or provision for all liabilities, including contingent liabilities, of Donaldson, Lufkin & Jenrette, Inc. and payment of the liquidation preference payable to any holders of our preferred stock, if any such stock is outstanding. Each share of each series of common stock will be entitled to a share of net liquidation proceeds in proportion to the respective liquidation units per share of such class. Each share of DLJ common stock shall have one liquidation unit and each share of each other series of common stock shall have a number of liquidation units (including a fraction of one liquidation unit) equal to the quotient of the average Market Value of one share of such series of common stock during the 20 consecutive Trading Day period ending on, and including, the 5th Trading Day before the date of the first public announcement of (1) a voluntary liquidation, dissolution or winding-up by Donaldson, Lufkin & Jenrette, Inc. or (2) the institution of any proceeding for the involuntary liquidation, dissolution or winding-up of Donaldson, Lufkin & Jenrette, Inc. divided by the average Market Value of one share of DLJ common stock during such 20 Trading Day period.

     The liquidation formula is intended to provide liquidation rights for each series of common stock proportionate to the respective Market Values at the time of any liquidation.

     Neither the merger nor consolidation of Donaldson, Lufkin & Jenrette, Inc. with any other entity, nor a sale, transfer or lease of all or any part of the assets of Donaldson, Lufkin & Jenrette, Inc., would alone be deemed a liquidation, dissolution or winding-up for these purposes.

DLJ'S RETAINED INTEREST IN DLJDIRECT OR ANY GROUP

     In this document, the proportional interest in DLJdirect or any other Group (other than DLJ) intended to be represented at any time by the outstanding shares of the series of common stock that relates to such Group, is represented by the "Outstanding Interest Fraction" and the remaining proportional interest in such Group intended to be represented at any time by DLJ's retained interest in such Group, is represented by the "Retained Interest Fraction".

     At any time, the Outstanding Interest Fraction equals the number of shares of the series of common stock that relates to such Group outstanding divided by the sum of number of shares of such series of common stock outstanding and the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group. The Outstanding Interest Fraction in any Group can also be expressed as follows:

                Number of Shares of such Series of common stock
                                  Outstanding
                  ------------------------------------------
                Number of Shares of such Series of common stock
            Outstanding + Number of Shares Issuable with Respect to
                     DLJ's Retained Interest in such Group

     The Retained Interest Fraction in respect of any Group equals the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group divided by the sum of the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group and the number of shares of such series of common stock outstanding. The Retained Interest Fraction in respect of any Group can also be expressed as follows:

           Number of Shares Issuable with Respect to DLJ's Retained
                             Interest in such Group
                  ------------------------------------------
           Number of Shares Issuable with Respect to DLJ's Retained
                 Interest in such Group + Number of Shares of
                    such Series of common stock Outstanding

ATTRIBUTION OF ISSUANCES OF COMMON STOCK

     Whenever we decide to issue shares of any series of common stock other than DLJ common stock, we would determine, in our sole discretion, whether to attribute that issuance, and the proceeds thereof:


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

     o to DLJ in respect of its retained interest in the Group to which such series of common stock relates, in a manner analogous to a secondary offering of common stock of a subsidiary owned by a corporate parent, or

     o to such Group, in a manner analogous to a primary offering of common stock.

If we issue any shares of any series of common stock other than DLJ common stock and attribute that issuance, and the proceeds thereof, to DLJ in respect of its retained interest in the Group to which such series of common stock relates,

     o the Number of Shares Issuable with Respect to DLJ's Retained Interest in respect of such Group would be reduced by the number of shares so issued,

     o the number of outstanding shares of such series of common stock would be increased by the same amount,

     o the Retained Interest Fraction in respect of such Group would be reduced, and

     o the Outstanding Interest Fraction in respect of such Group would be correspondingly increased.

If we instead attribute that issuance (and the proceeds thereof) to such Group, the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group would remain unchanged, the number of outstanding shares of such series of common stock would be increased by the number of shares so issued, the Retained Interest Fraction in respect of such Group would be reduced and the Outstanding Interest Fraction in respect of such Group would be correspondingly increased.


ISSUANCES OF COMMON STOCK AS DISTRIBUTIONS ON DLJ COMMON STOCK

     We reserve the right to issue shares of any series of common stock other than DLJ common stock as a distribution on DLJ common stock, although we do not currently intend to do so. If we did so, we would attribute that distribution to DLJ in respect of its retained interest in the Group to which such series of common stock relates. As a result,

     o the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group would be reduced by the number of shares so distributed,

     o the number of outstanding shares of such series of common stock would be increased by the same amount,

     o   the Retained Interest Fraction in such Group would be reduced, and

     o the Outstanding Interest Fraction in such Group would be correspondingly increased.

If instead we issued shares of such series of common stock as a distribution on such series of common stock, we would attribute that distribution to such Group, in which case we would proportionately increase the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group. As a result,

     o the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group would be increased by the same percentage as the number of outstanding shares of such series of common stock is increased, and

     o the Retained Interest Fraction in respect of such Group and the Outstanding Interest Fraction in respect of such Group would remain unchanged.


DIVIDENDS ON COMMON STOCK

     At the time of any dividend on the outstanding shares of any series of common stock other than DLJ common stock, including any dividend required as a result of a Disposition of All or Substantially All of the Assets of the Group to which such series of common stock relates, but excluding any dividend payable in shares of such series of common stock, we will credit to DLJ, and


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charge against such Group, a corresponding amount in respect of DLJ's retained interest in such Group. Specifically, the corresponding amount will equal the aggregate amount of such dividend times the Retained Interest Amount in respect of such Group.


REPURCHASES OF COMMON STOCK

     If we decide to repurchase shares of any series of common stock other than DLJ common stock, we would determine, in our sole discretion, whether to attribute that repurchase and the cost thereof to DLJ, in a manner analogous to a purchase of common stock of a subsidiary by a corporate parent, or to the Group to which such series of common stock relates, in a manner analogous to an issuer repurchase. If we repurchase shares of such series of common stock and attribute that repurchase and the cost thereof to DLJ,

     o the Number of Shares Issuable with Respect to DLJ's Retained Interest in respect of such Group would be increased by the number of shares so purchased,

     o the number of outstanding shares of such series common stock would be decreased by the same amount,

     o the Retained Interest Fraction in respect of such Group would be increased, and

     o the Outstanding Interest Fraction in respect of such Group would be correspondingly decreased.

If we instead attribute that repurchase and the cost thereof to the Group to which such series of common stock relates,

     o the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group would remain unchanged,

     o the number of outstanding shares of such series common stock would be decreased by the number of shares so repurchased,

     o the Retained Interest Fraction in respect of such Group would be increased, and

     o the Outstanding Interest Fraction in respect of such Group would be correspondingly reduced.


TRANSFERS OF CASH OR OTHER PROPERTY BETWEEN DLJ AND ANY OTHER GROUP

     We may, in our sole discretion, determine to transfer cash or other property of any Group to DLJ in return for a decrease in DLJ's retained interest in such Group, in a manner analogous to a return of capital, or to transfer cash or other property of DLJ to such Group in return for an increase in DLJ's retained interest in such Group, in a manner analogous to a capital contribution. If we determine to transfer cash or other property of any Group to DLJ in return for a decrease in DLJ's retained interest in such Group,

     o the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group would be decreased by an amount equal to the Fair Value of such cash or other property divided by the Market Value of a share of the series of common stock relating to such Group on the day of transfer,

     o the number of outstanding shares of such series common stock would remain unchanged,

     o the Retained Interest Fraction in respect of such Group would be reduced, and

     o the Outstanding Interest Fraction in respect of such Group would be correspondingly increased.

If we instead determine to transfer cash or other property of DLJ to any other Group in return for an increase in DLJ's retained interest in such Group,


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

     o the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group would be increased by an amount equal to the Fair Value of such cash or other property divided by the Market Value of a share of the series of common stock relating to such Group on the day of transfer,

     o the number of outstanding shares of such series of common stock would remain unchanged,

     o the Retained Interest Fraction in respect of such Group would be increased, and

     o the Outstanding Interest Fraction in respect of such Group would be correspondingly decreased.

     We may not attribute issuances of any series of common stock to DLJ, transfer cash or other property of any Group to DLJ in return for a decrease in its retained interest in such Group or take any other action to the extent that doing so would cause the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group to decrease below zero.

     For illustrations showing how to calculate the Retained Interest Fraction, the Outstanding Interest Fraction and the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect after giving effect to certain hypothetical dividends, issuances, repurchases and transfers, see "Illustration of Certain Terms".


DEFINITIONS

     The following terms used in this prospectus have the meanings specified in our restated charter and are set forth below:

     "All or Substantially All of the Assets" of a Group means, with respect to any Disposition, a portion of such assets that represents at least 80% of the Fair Value (determined as of the Disposition Date) of the assets of such Group.


     The "Available Dividend Amount" for DLJ at any time is the amount that would then be legally available for the payment of dividends on DLJ's common stock under Delaware law if

     o DLJ and each other Group were each a single, separate Delaware corporation,

     o DLJ had outstanding (1) a number of shares of common stock, par value $0.10 per share, equal to the number of shares of DLJ common stock that are then outstanding and (2) a number of shares of preferred stock, par value $0.01 per share, equal to the number of shares of preferred stock of Donaldson, Lufkin & Jenrette, Inc. that have been attributed to DLJ that are then outstanding,

     o the assumptions about each other Group set forth in the following definition were true, and

     o DLJ owned a number of shares of each series of common stock (other than DLJ common stock) equal to the Number of Shares Issuable with Respect to DLJ's Retained Interest in each Group to which each such series of common stock relates.

     The "Available Dividend Amount" for any Group that is not DLJ (including DLJdirect) at any time is the amount that would then be legally available for the payment of dividends on the series of common stock relating to such Group under Delaware law if such other Group were a single, separate Delaware corporation having outstanding:

     o a number of shares of common stock, par value $0.10 per share, equal to the number of shares of the series of common stock relating to such Group that are then outstanding plus the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group and

     o a number of shares of preferred stock, par value $0.01 per share, equal to the number of shares of preferred stock of Donaldson, Lufkin & Jenrette, Inc. that have been attributed to such Group, if any, that are then outstanding.

     The "Code" means the Internal Revenue Code of 1986, as amended.

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

     A "Disposition" means the disposition of All or Substantially All of the Assets of a Group (including the DLJdirect Group) to one or more persons or entities, in one transaction or a series of related transactions.

     The "Disposition Date" is the date of the consummation of a Disposition.

     The "Dividends Received Percentage" refers to the percentage of the dividends received deduction (currently 70%) as specified in Section 243(a)(1) of the Code or any successor provision.

     "DLJ" or "DLJ Group" means:

     o all of the businesses, assets and liabilities of Donaldson, Lufkin & Jenrette, Inc. and its subsidiaries other than the businesses, assets and liabilities that are part of any Group other than DLJ,

     o the rights and obligations of DLJ under any inter-Group debt deemed to be owed to or by DLJ, as such rights and obligations are defined in accordance with policies established from time to time by the board of directors of Donaldson, Lufkin & Jenrette, Inc., and

     o a proportionate interest in any Group other than DLJ, after giving effect to any options, preferred stock, other securities or debt issued or incurred by Donaldson, Lufkin & Jenrette, Inc. and attributed to any Group other than DLJ, equal to the Retained Interest Fraction in respect of such Group; provided that:

         o Donaldson, Lufkin & Jenrette, Inc. may re-allocate assets from one Group to another Group in return for other assets or services rendered by that other Group in the ordinary course of business or in accordance with policies established by the board of directors of Donaldson, Lufkin & Jenrette, Inc. from time to time and

         o if Donaldson, Lufkin & Jenrette, Inc. transfers cash, other assets or securities to holders of shares of a series of common stock other than DLJ common stock as a dividend or other distribution on shares of such series of common stock, other than a dividend or distribution payable in shares of such series of common stock, or as payment in a redemption of shares of such series of common stock effected as a result of a Disposition relating to the Group to which such series of common stock relates, then the board of directors of Donaldson, Lufkin & Jenrette, Inc. shall re-allocate from such Group to DLJ cash or other assets having a Fair Value equal to the aggregate Fair Value (in each case, determined as of the record date for such dividend or distribution or as of the date of such redemption) of the cash, other assets or securities so transferred times the Retained Interest Amount in respect of such Group (determined as of the record date for such dividend or distribution, or as of the date of such redemption).

   "DLJdirect" or "DLJdirect Group" means:

     o all of the businesses, assets and liabilities of DLJdirect Holdings Inc. and its subsidiaries,

     o the business, assets and liabilities of DLJdirect's online United Kingdom discount brokerage service,

     o any assets or liabilities acquired or incurred by DLJdirect Holdings Inc. or any of its subsidiaries after the filing of our restated charter, in the ordinary course of business,

     o any businesses, assets or liabilities acquired or incurred by Donaldson, Lufkin & Jenrette, Inc. or any of its subsidiaries after the filing of our restated charter that the board of directors of Donaldson, Lufkin & Jenrette, Inc. has specifically allocated to DLJdirect or that Donaldson, Lufkin & Jenrette, Inc. otherwise allocates to DLJdirect in accordance with policies established from time to time by the board of directors of Donaldson, Lufkin & Jenrette, Inc., and

     o the rights and obligations of DLJdirect under any inter-Group debt deemed to be owed to or by DLJdirect, as such rights and obligations are defined in accordance with policies established from time to time by the board of directors of Donaldson, Lufkin & Jenrette, Inc.; provided that:


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

         o Donaldson, Lufkin & Jenrette, Inc. may re-allocate assets from one Group to the other Group in return for other assets or services rendered by that other Group in the ordinary course of business or in accordance with policies established by the board of directors of Donaldson, Lufkin & Jenrette, Inc. from time to time and

         o if Donaldson, Lufkin & Jenrette, Inc. transfers cash, other assets or securities to holders of shares of DLJdirect common stock as a dividend or other distribution on shares of DLJdirect common stock, other than a dividend or distribution payable in shares of DLJdirect common stock, or as payment in a redemption of shares of DLJdirect common stock effected as a result of a DLJdirect Disposition, then the board of directors of Donaldson, Lufkin & Jenrette, Inc. shall re-allocate from DLJdirect to DLJ cash or other assets having a Fair Value equal to the aggregate Fair Value (in each case, determined as of the record date for such dividend or distribution or as of the date of such redemption) of the cash, other assets or securities so transferred times the Retained Interest Amount in respect of DLJdirect (determined as of the record date for such dividend or distribution, or as of the date of such redemption).

     "Exempt Disposition" means any of the following:

     o a Disposition in connection with the liquidation, dissolution or winding-up of Donaldson, Lufkin & Jenrette, Inc. and the distribution of assets to stockholders,

     o a Disposition to any person or entity controlled by Donaldson, Lufkin & Jenrette, Inc., as determined by the board of directors of Donaldson, Lufkin & Jenrette, Inc. in its sole discretion,

     o a Disposition by any Group for which Donaldson, Lufkin & Jenrette, Inc. receives consideration primarily consisting of equity securities, including, without limitation:

        o  capital stock of any kind,

        o  interests in a general or limited partnership,

        o  interests in a limited liability company or

        o debt securities convertible into or exchangeable for any of the above, or options or warrants to acquire any of the above,

   in each case without regard to the voting power or other management governance rights associated therewith, of an entity which is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to businesses conducted by such Group prior to the Disposition, as determined by the board of directors of Donaldson, Lufkin & Jenrette, Inc. in its sole discretion,

     o a dividend out of any Group's assets that is paid to holders of shares of the series of common stock relating to such Group, and a transfer of a corresponding amount to DLJ in respect of its retained interest in such Group,

     o   a dividend out of DLJ's assets to holders of DLJ common stock and

     o a Disposition by any Group other than DLJ or DLJdirect that is designated to be an "Exempt Disposition" by the board of directors of Donaldson, Lufkin & Jenrette, Inc. in the resolution or resolutions authorizing the issuance of the shares of the series of common stock that relates to such Group,

     o   any other Disposition, if

         o at the time of the Disposition there are no shares of any series of common stock outstanding other than the series of common stock relating to the Group that consummated such Disposition,

         o at the time of the Disposition there are no shares of the series of common stock relating to the Group that consummated such Disposition outstanding or


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

         o before the 30th Trading Day following the Disposition we have mailed a notice stating that we are exercising our right to exchange all of the outstanding shares of DLJdirect common stock for newly issued shares of DLJ common stock as contemplated under "-- Optional Exchange of DLJ Common Stock for DLJdirect Common Stock" below.

   "Fair Value" means:

     o   in the case of cash, the amount thereof,

     o in the case of capital stock that has been Publicly Traded for a period of at least 15 months, the Market Value thereof and

     o in the case of other assets or securities, the fair market value thereof as the board of directors of Donaldson, Lufkin & Jenrette, Inc. shall determine in good faith.

(Any good faith determination by the board of directors of Donaldson, Lufkin & Jenrette, Inc. of Fair Value shall be conclusive and binding on all stockholders.)

     "Group Subsidiaries" means one or more wholly owned subsidiaries of Donaldson, Lufkin & Jenrette, Inc.

     "Market Capitalization" of a series of common stock on any date means the Market Value of a share of such series on such date times the number of shares of such series outstanding on such date. Shares issuable with respect to DLJ's retained interest in a Group other than DLJ are not considered to be outstanding unless and until they are in fact issued to third parties.

     "Market Value" of a share of any class or series of capital stock on any Trading Day generally means the average of the high and low reported sale prices of a share of such class or series on such Trading Day, subject to certain exceptions described in our restated charter.

     The "Net Proceeds" of a Disposition of any assets of a Group means the positive amount, if any, remaining from the gross proceeds of such Disposition after any payment of, or reasonable provision for:

     o any taxes payable by Donaldson, Lufkin & Jenrette, Inc. or any subsidiary or affiliate thereof in respect of such Disposition, or which would have been payable but for the utilization of tax benefits attributable to the Group not the subject of the Disposition,

     o any taxes payable by Donaldson, Lufkin & Jenrette, Inc. or any subsidiary or affiliate thereof in respect of any resulting dividend or redemption,

     o any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and

     o any liabilities, contingent or otherwise, of, attributed to or related to, such Group, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations which are outstanding or incurred in connection with the Disposition or otherwise, any liabilities for future purchase price adjustments and any obligations with respect to outstanding securities, other than common stock, attributed to such Group, as determined in good faith by the board of directors of Donaldson, Lufkin & Jenrette, Inc.

     "Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect" refers to the initial number of shares of DLJdirect common stock that may be issued for the account of DLJ in respect of its retained interest in DLJdirect.

     An "Offer" occurs when the holders of the shares of Preferred Stock are entitled to vote upon or consent to a merger or consolidation of Donaldson, Lufkin & Jenrette, Inc. and when Donaldson, Lufkin & Jenrette, Inc. offers to purchase all of the outstanding shares of a series of Preferred Stock.

     "Outstanding Interest Fraction" means (i) with respect to DLJ, at any time of determination, 1 and (ii) with respect to any other Group, at any time of determination, a fraction the numerator of which shall be the number of shares of the series of common stock applicable to such Group


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

outstanding on such date and the denominator of which shall be the sum of the number of shares of the series of common stock applicable to such Group outstanding on such date and the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group.

     "Publicly Traded" with respect to any security means:

     o registered under Section 12 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or any successor provision of law, and

     o listed for trading on the NYSE, or any other national securities exchange registered under Section 7 of the Exchange Act, or any successor provision of law, or

     o   listed on the Nasdaq National Market, or any successor market system.

     The "restated charter" refers to our amended and restated certificate of incorporation together with the proposed amendment.

     "Retained Interest Amount" means (i) with respect to DLJ, at any time of determination, 1 and (ii) with respect to any other Group, at any time of determination, a fraction the numerator of which shall be the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group and the denominator of which shall be the number of shares of the series of common stock relating to such Group outstanding on such date.

     "Retained Interest Fraction" means (i) with respect to DLJ, at any time of determination, 1 and (ii) with respect to any other Group, at any time of determination, a fraction the numerator of which shall be the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group and the denominator of which shall be the sum of the number of shares of the series of common stock relating to such Group outstanding on such date and the Number of Shares Issuable with Respect to DLJ's Retained Interest in such Group.

     "Tax Event" means the receipt by Donaldson, Lufkin & Jenrette, Inc. of an opinion of tax counsel experienced in such matters, who shall not be an officer or employee of Donaldson, Lufkin & Jenrette, Inc. or any of its affiliates, to the effect that, as a result of any amendment to, or change in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein (including any proposed change in such regulations announced by an administrative agency), or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, it is more likely than not that for United States federal income tax purposes (1) Donaldson, Lufkin & Jenrette, Inc., its subsidiaries or affiliates, or any of its successors or its stockholders is or, at any time in the future, will be subject to tax upon the issuance of shares of either DLJ common stock or DLJdirect common stock or (2) either DLJ common stock or DLJdirect common stock is not or, at any time in the future, will not be treated solely as stock of Donaldson, Lufkin & Jenrette, Inc. For purposes of rendering such opinion, tax counsel shall assume that any administrative proposals will be adopted as proposed. However, in the event a change in law is proposed, tax counsel shall render an opinion only in the event of enactment.

     "Trading Day" means each weekday on which the relevant security or, if there are two relevant securities, each relevant security, is traded on the principal national securities exchange on which it is listed or admitted to trading or on the Nasdaq National Market or, if such security is not listed or admitted to trading on a national securities exchange or quoted on the Nasdaq National Market, traded in the principal over-the-counter market in which it trades.


EFFECTIVENESS OF CERTAIN TERMS

     The terms described under "-- Dividends", "-- Mandatory Dividend, Redemption or Exchange on Disposition of All or Substantially All of the Assets of a Group", "-- Optional Exchange of DLJ Common Stock for DLJdirect Common Stock", "-- Optional Exchange for Stock of a Subsidiary" and "-- Liquidation" above apply only when there are shares of multiple series of common stock outstanding.


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DETERMINATIONS BY THE BOARD

     The restated charter will provide that, subject to applicable law, any determinations made by the board of directors of Donaldson, Lufkin & Jenrette, Inc. in good faith under the charter or in any certificate of designation filed pursuant thereto would be final and binding on all stockholders of Donaldson, Lufkin & Jenrette, Inc.


PREEMPTIVE RIGHTS

     Holders of DLJ common stock and DLJdirect common stock will not have any preemptive rights to subscribe for any additional shares of capital stock or securities that we may issue in the future.


CERTAIN OTHER PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS


PREFERRED STOCK

     The restated charter, like our current charter, provides that the board of directors of Donaldson, Lufkin & Jenrette, Inc. may issue shares of preferred stock in one or more series from time to time. The board of directors of Donaldson, Lufkin & Jenrette, Inc. has the authority to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of preferred stock, including without limitation, the following:

     o the distinctive serial designation of such series which shall distinguish it from other series,

     o   the number of shares included in such series,

     o the dividend rate, or method of determining such rate, payable to holders of the shares of such series,

     o any condition upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable,

     o whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative,

     o the amount or amounts which shall be payable out of the assets of Donaldson, Lufkin & Jenrette, Inc. to holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding-up Donaldson, Lufkin & Jenrette, Inc. and the relative rights of priority, if any, of payment of the shares of such series,

     o the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of Donaldson, Lufkin & Jenrette, Inc. or at the option of the holder or holders thereof or upon the happening of a specified event or events,

     o the obligation, if any, of Donaldson, Lufkin & Jenrette, Inc. to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation,

     o whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of Donaldson, Lufkin & Jenrette, Inc. or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of Donaldson, Lufkin & Jenrette, Inc. and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto and

     o whether or not holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights.


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

 SERIES A AND SERIES B FIXED ADJUSTABLE RATE PREFERRED STOCK

     General. The Series A Preferred Stock is a single series consisting of 4,000,000 shares with a liquidation preference of $50 per share. The Series B Preferred Stock is a single series consisting of 3,500,000 shares with a liquidation preference of $50 per share. The holders of the Preferred Stock have no preemptive rights. The Preferred Stock is not convertible into shares of either series of common stock of Donaldson, Lufkin & Jenrette, Inc. and is fully paid and nonassessable.

     The Series A Preferred Stock ranks on a parity with the Series B Preferred Stock and prior to both series of the common stock of Donaldson, Lufkin & Jenrette, Inc. as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Donaldson, Lufkin & Jenrette, Inc.

     Dividends. Dividends on the Series A Preferred Stock are payable quarterly at the annual rate of 5.94% or $2.97 per share through November 30, 2001. After November 30, 2001, dividends on the Series A Preferred Stock are payable at the Applicable Rate from time to time in effect. The Applicable Rate per annum for each dividend period beginning November 30, 2001 will generally be equal to 0.50% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate (each as defined by the terms of the Series A Preferred Stock). The Applicable Rate per annum for each dividend period beginning November 30, 2001, will not be less than 6.44% nor greater than 12.44% (without taking into account any adjustments as described below under "Changes in the Dividends Received Percentage").

     Dividends on the Series B Preferred Stock are payable quarterly at the annual rate of 5.30% of $2.65 per share through January 15, 2003. After January 15, 2003, dividends on the Series B Preferred Stock are payable at the Applicable Rate from time to time in effect. The Applicable Rate per annum for each dividend period beginning January 15, 2003 will generally be equal to 0.40% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate (each as defined by the terms of the Series B Preferred Stock). The Applicable Rate per annum for each dividend period beginning January 15, 2003, will not be less than 5.70% nor greater than 11.30% (without taking into account any adjustments as described below under "Changes in the Dividends Received Percentage").

     Dividends on the Preferred Stock are cumulative and rights accrue to the holders of the Preferred Stock if Donaldson, Lufkin & Jenrette, Inc. fails to declare one or more dividends on such series of Preferred Stock in any amount, whether or not the earnings or financial condition of Donaldson, Lufkin & Jenrette, Inc. are sufficient to pay such dividends in whole or in part.

     Changes in the Dividend Received Percentage. If one or more amendments to the Code are enacted which reduce the percentage of the dividends received deduction (currently 70%) as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends Received Percentage"), the amount of each dividend on each share of the Series A Preferred Stock for dividend payments made on or after the date of enactment of such change will generally be adjusted upward pursuant to a specified formula set forth in the terms of the Series A Preferred Stock.

     In addition, if the Dividends Received Percentage is reduced to 50% or less, Donaldson, Lufkin & Jenrette, Inc. may at its option, redeem the Series A Preferred Stock as a whole but not in part as described below. See "-- Redemption".

     If, prior to July 9, 1999, one or more amendments to the Code are enacted which reduce the Dividends Received Percentage, the amount of each dividend on each share of the Series B Preferred Stock for dividend payments made on or after the date of enactment of such change will generally be adjusted upward pursuant to a specified formula set forth in the terms of the Series B Preferred Stock, provided, however, that if the Dividends Received Percentage shall be less than 50%, then the Dividend Received Percentage shall be deemed to equal 50%.

     Voting Rights. The holders of the Preferred Stock are not entitled to vote, except as set forth below or as expressly required by applicable law.

     If the equivalent of six quarterly dividends payable on the Preferred Stock or any other class or series of preferred stock are in default, the number of directors of Donaldson, Lufkin & Jenrette, Inc. will be increased by two, and the holders of the Preferred Stock, voting as a single class with the holders of shares of any other class of Donaldson, Lufkin & Jenrette, Inc.'s preferred stock ranking on a parity with the Preferred Stock upon which like voting rights have been conferred and are exercisable, will be entitled to elect such two directors to fill such newly-created directorships.

     In addition, the affirmative vote or consent of the holders of at least 662/3% of the outstanding shares of the applicable series of Preferred Stock will be required for any amendment of the certificate of incorporation of Donaldson, Lufkin & Jenrette, Inc. which will adversely affect the powers, preferences, privileges or rights of such series of Preferred Stock. The affirmative vote or consent of the holders of at least 662/3% of the outstanding shares of the Preferred Stock and any other series of Donaldson, Lufkin & Jenrette, Inc.'s preferred stock ranking on a parity with the Preferred Stock, voting as a single class without regard to series, will be required to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to the Preferred Stock, or to reclassify any authorized stock of Donaldson, Lufkin & Jenrette, Inc. into such prior shares, but such vote will not be required for Donaldson, Lufkin & Jenrette, Inc. to take any such actions with respect to any stock ranking on a parity with or junior to the Preferred Stock.

     Redemption. Prior to November 30, 2001, the Series A Preferred Stock is not redeemable, except under certain limited circumstances as described below. On or after such date, each share of Series A Preferred Stock will be redeemable, in whole or in part, at the option of Donaldson, Lufkin & Jenrette, Inc., at $50 per share, plus accrued and unpaid dividends. However, if the Dividends Received Percentage is equal to or less than 50% and, as a result, the amount of dividends on the Series A Preferred Stock will be or is adjusted as described above under "Changes in the Dividends Received Percentage," Donaldson, Lufkin & Jenrette, Inc., at its option, may redeem all, but not less than all, of the outstanding shares of the Series A Preferred Stock at a redemption price specified by the terms of the Series A Preferred Stock.

     Prior to January 15, 2003, the Series B Preferred Stock is not redeemable. On or after such date, each share of Series B Preferred Stock will be redeemable, in whole or in part, at the option of Donaldson, Lufkin & Jenrette, Inc., at $50 per share, plus accrued and unpaid dividends.

     In addition, if the holders of the shares of Preferred Stock are entitled to vote upon or consent to a merger or consolidation of Donaldson, Lufkin & Jenrette, Inc., and if Donaldson, Lufkin & Jenrette, Inc. offers to purchase all of the outstanding shares of a series of Preferred Stock then each holder of such series of Preferred Stock who does not sell their shares of Preferred Stock pursuant to the Offer shall be deemed irrevocably to have voted or consented all shares of Preferred Stock owned by such holder in favor of the merger or consolidation of Donaldson, Lufkin & Jenrette, Inc. without any further action by the holder. The Offer shall be at a price of $50 per share, together with accrued and unpaid dividends, if any, to the date fixed for redemption.

CERTAIN PROVISIONS OF DELAWARE LAW

     Donaldson, Lufkin & Jenrette, Inc. is subject to the business combination provisions of Section 203 of the Delaware general corporation law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various business combination transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

     o the business combination transaction, or the transaction in which the interested stockholder became an interested stockholder, is approved by the board of directors prior to the time the interested stockholder obtained such status,

     o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by

         o    persons who are directors and also officers and


         o employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or

     o on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.


     A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Donaldson, Lufkin & Jenrette, Inc. and, accordingly, may discourage attempts to acquire Donaldson, Lufkin & Jenrette, Inc.


STOCK TRANSFER AGENT AND REGISTRAR


     First Chicago Trust Company of New York is the registrar and transfer agent for DLJ common stock and DLJdirect common stock.

                CERTAIN CASH MANAGEMENT AND ALLOCATION POLICIES

     From a financial reporting standpoint, Donaldson, Lufkin & Jenrette, Inc. has allocated all of its consolidated assets, liabilities, revenue, expenses and cash flow between DLJ and DLJdirect. The financial statements of DLJdirect reflect the application of certain cash management and allocation policies adopted by the board of directors. These policies are summarized below. In this description, each of DLJ and DLJdirect is sometimes called a "Group". If we decide to authorize the issuance of shares of additional series of common stock other than DLJ common stock or DLJdirect common stock, we will designate the assets and liabilities of DLJ to which such series of common stock relates and such assets and liabilities will be an additional "group" for the purpose of the policies summarized below.

     The board of directors of Donaldson, Lufkin & Jenrette, Inc. may, in its sole discretion, modify, rescind or add to any of these policies, although it has no present intention to do so. The decision of the board of directors of Donaldson, Lufkin & Jenrette, Inc. to modify, rescind or add to any of these policies would, however, be subject to the general fiduciary duties of the board of directors of Donaldson, Lufkin & Jenrette, Inc. The board of directors of Donaldson, Lufkin & Jenrette, Inc. intends to delegate its authority with regard to these policies to its operating committee, all of whom are senior officers of DLJ.

     Even though Donaldson, Lufkin & Jenrette, Inc. has allocated all of its consolidated assets, liabilities, revenue, expenses and cash flow between DLJ and DLJdirect, holders of DLJdirect common stock will continue to be common stockholders of Donaldson, Lufkin & Jenrette, Inc. and, as such, will be subject to all risks associated with an investment in Donaldson, Lufkin & Jenrette, Inc. and all of its businesses, assets and liabilities. See "Risk Factors -- Risks relating to ownership of DLJdirect common stock -- Holders of DLJdirect common stock will be common stockholders of Donaldson, Lufkin & Jenrette, Inc.".


TREASURY ACTIVITIES

     Donaldson, Lufkin & Jenrette, Inc. manages most treasury activities on a centralized, consolidated basis. These activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and the issuance and repurchase of common stock and preferred stock. Each Group generally remits its cash receipts, other than receipts of foreign operations or operations that are not wholly-owned, to Donaldson, Lufkin & Jenrette, Inc., and Donaldson, Lufkin & Jenrette, Inc. generally funds each Group's cash disbursements, other than disbursements of foreign operations or operations that are not wholly-owned, on a daily basis. In certain instances Donaldson, Lufkin & Jenrette, Inc. funds cash disbursements for Donaldson, Lufkin & Jenrette, Inc. entities including DLJdirect.

     In the combined financial statements of DLJdirect included in this prospectus:

     o all external debt and equity transactions, and the proceeds thereof, were attributed to DLJ,

     o whenever DLJdirect held cash, substantially all of that cash was invested in money market funds managed by an affiliate,

     o whenever DLJdirect had a cash need, that cash need was funded by Donaldson, Lufkin & Jenrette, Inc. and accounted for as a capital contribution, i.e., as an increase of DLJdirect's division equity and DLJ's Retained Interest in DLJdirect and

     o all expenses of DLJdirect were paid by DLJ and reimbursed by DLJdirect.

No interest expense has been reflected in the combined financial statements of DLJdirect for cash transfers from Donaldson, Lufkin & Jenrette, Inc. or any of its affiliates and no interest income from DLJdirect has been reflected in the financial statements of Donaldson, Lufkin & Jenrette, Inc. for any period prior to the date on which DLJdirect common stock is issued. Interest income earned on DLJdirect's money market funds is included in DLJdirect's financial statements.

     After the date on which DLJdirect common stock is first issued:

(1) Donaldson, Lufkin & Jenrette, Inc. will attribute each future incurrence or issuance of external debt or preferred stock and the proceeds thereof to DLJ, unless the board of directors of Donaldson, Lufkin & Jenrette, Inc. determines otherwise. The board of directors of Donaldson, Lufkin & Jenrette, Inc. may, but is not required to, attribute an incurrence or issuance of debt or preferred stock, and the proceeds thereof, to DLJdirect to the extent that Donaldson, Lufkin & Jenrette, Inc. incurs or issues the debt or preferred stock for the benefit of DLJdirect.

(2) Donaldson, Lufkin & Jenrette, Inc. will attribute each future issuance of DLJ common stock, and the proceeds thereof, to DLJ. Donaldson, Lufkin & Jenrette, Inc. may attribute any future issuance of DLJdirect common stock and the proceeds thereof

     o to DLJ in respect of its retained interest in DLJdirect, in a manner analogous to a secondary offering of common stock of a subsidiary owned by a corporate parent or

     o to DLJdirect, in a manner analogous to a primary offering of common stock.

Dividends on and repurchases of DLJ common stock will be charged against DLJ, and dividends on and repurchases of DLJdirect common stock will be charged against DLJdirect. In addition, at the time of any dividend on DLJdirect common stock, Donaldson, Lufkin & Jenrette, Inc. will credit to DLJ, and charge against DLJdirect, a corresponding amount in respect of DLJ's retained interest in DLJdirect. See "-- Description of Capital Stock -- DLJ's Retained Interest in DLJdirect or Any Group".

(3) DLJdirect will continue to invest its excess cash. DLJ intends to fund DLJdirect's liquidity needs in the ordinary course of business. However, significant expenditures will be funded on a case by case basis as determined by the board of directors of Donaldson, Lufkin & Jenrette, Inc. The board of directors of Donaldson, Lufkin & Jenrette, Inc. will determine, in its sole discretion, whether to provide any particular funds to either DLJ or DLJdirect and will not be obligated to do so.

(4) Donaldson, Lufkin & Jenrette, Inc. will account for all cash transfers from one Group to or for the account of the other Group, other than transfers in return for assets or services rendered or transfers in respect of DLJ's retained interest that correspond to dividends paid on DLJdirect common stock, as inter-Group revolving credit advances unless:

     o the board of directors of Donaldson, Lufkin & Jenrette, Inc. determines that a given transfer or type of transfer should be accounted for as a long-term loan,

     o the board of directors of Donaldson, Lufkin & Jenrette, Inc. determines that a given transfer or type of transfer should be accounted for as a capital contribution increasing DLJ's retained interest in DLJdirect or

     o the board of directors of Donaldson, Lufkin & Jenrette, Inc. determines that a given transfer or type of transfer should be accounted for as a return of capital reducing DLJ's retained interest in DLJdirect.

There are no specific criteria to determine when Donaldson, Lufkin & Jenrette, Inc. will account for a cash transfer as a long-term loan, a capital contribution or a return of capital rather than an inter-Group revolving credit advance. The board of directors of Donaldson, Lufkin & Jenrette, Inc. would make such a determination in the exercise of its business judgment at the time of such transfer, or the first of such type of transfer, based upon all relevant circumstances. Factors the board of directors of Donaldson, Lufkin & Jenrette, Inc. would consider include:

     o   the current and projected capital structure of each Group,

     o   the relative levels of internally generated funds of each Group,

     o   the financing needs and objectives of the recipient Group,

     o   the investment objectives of the transferring Group,

     o the availability, cost and time associated with alternative financing sources and

      o  prevailing interest rates and general economic conditions.

(5) Any cash transfer accounted for as an inter-Group revolving credit advance will bear interest at the rate at which the board of directors of Donaldson, Lufkin & Jenrette, Inc., in its sole discretion, determines Donaldson, Lufkin & Jenrette, Inc. could borrow such funds on a revolving credit basis. Any cash transfer accounted for as a long-term loan will have interest rate, amortization, maturity, redemption and other terms that generally reflect the then prevailing terms on which the board of directors of Donaldson, Lufkin & Jenrette, Inc., in its sole discretion, determines Donaldson, Lufkin & Jenrette, Inc. could borrow such funds.

(6) Any cash transfer from DLJ to DLJdirect or for DLJdirect's account accounted for as a capital contribution will correspondingly increase DLJdirect's shareholders' equity and DLJ's retained interest in DLJdirect. As a result, the number of shares of DLJdirect common stock that Donaldson, Lufkin & Jenrette, Inc. may issue for the account of DLJ in respect of its retained interest (which we call the "Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect") will increase by the amount of such capital contribution divided by the Market Value of DLJdirect common stock on the date of transfer.

     This increase in the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect may also be expressed as follows:

                  Amount of Capital Contribution to DLJdirect
                     -------------------------------------
                     Market Value of one share of DLJdirect
                     common stock on the Date of Transfer

(7) Any cash transfer from DLJdirect to DLJ, or DLJ's account, accounted for as a return of capital will correspondingly reduce DLJdirect's division equity and DLJ's retained interest in DLJdirect. As a result, the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect will decrease by the amount of such return of capital divided by the Market Value of DLJdirect common stock on the date of transfer.

     This decrease in the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect may also be expressed as follows:

                   Amount of Return of Capital to DLJdirect
                      -----------------------------------
                    Market Value of one share of DLJdirect
                     common stock on the Date of Transfer


CLEARING AND LICENSING FEES

     Pursuant to an agreement dated September 24, 1997, as amended on March 11, 1999, between the Pershing Division of DLJ and DLJdirect, Pershing acts as the clearing agent for DLJdirect. For a description of the transaction execution and clearance arrangements, see "Certain Relationships".


TAXES

     DLJdirect is, and after the offerings will continue to be, included in the same consolidated tax group as DLJ for Federal income tax purposes until such time as it ceases to be eligible for inclusion in the same consolidated tax group as DLJ. For a description of the tax sharing arrangements between DLJ and DLJdirect, see "Certain Relationships".


CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES

     DLJ provides services to DLJdirect pursuant to an Intercompany Services Agreement dated February 23, 1999. For a description of the Intercompany Services Agreement, see "Certain Relationships".

                   MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

     The following discussion is a summary of the material United States federal income tax consequences of the ownership of DLJdirect common stock. The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations and published positions of the Internal Revenue Service (the "IRS"), all of which are subject to change. In particular Congress could enact legislation affecting the treatment of stock with characteristics similar to the DLJdirect common stock, or the Treasury Department could issue regulations that change current law. Any future legislation or regulations could apply retroactively to the offering of DLJdirect common stock.

     This discussion addresses only those of you who will hold your DLJdirect common stock as a capital asset. This discussion does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. This discussion does not apply to you if you are a tax-exempt organization, S corporation or other pass-through entity, mutual fund, small business investment company, regulated investment company, insurance company or other financial institution, broker-dealer or are otherwise subject to special treatment under the federal income tax laws. YOU SHOULD CONSULT YOUR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS, AS WELL AS TO THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS TO WHICH YOU MAY BE SUBJECT.

     In the opinion of Davis Polk & Wardwell, our counsel, for federal income tax purposes, DLJdirect common stock will be considered our common stock. Accordingly, for federal income tax purposes, we believe that neither you nor we will recognize any income, gain or loss as a result of the issuance of DLJdirect common stock.

     No ruling has been sought from the Internal Revenue Service. The Internal Revenue Service has announced that it will not issue advance rulings on the classification of an instrument whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. Davis Polk & Wardwell's opinion is not binding on the Internal Revenue Service. In addition, there are no court decisions or other authorities bearing directly on the classification of instruments with characteristics similar to those of DLJdirect common stock. It is possible, therefore, that the Internal Revenue Service could assert that the issuance of the DLJdirect common stock could result in taxation to us. Davis Polk & Wardwell, however, is of the opinion that the Internal Revenue Service would not prevail in such an assertion.

     A recent proposal by the Clinton Administration would impose a corporate level tax on the issuance of stock similar to the DLJdirect common stock. As proposed by the Clinton Administration, this provision would be effective upon the date of its enactment by Congress. We expect the offering to be consummated prior to the effective date of the proposed legislation, so that the issuance of DLJdirect common stock in the offering would not be subject to the proposal. If this proposal is enacted, however, it is possible that we could be subject to tax on an issuance of DLJdirect common stock after the date of enactment. We cannot predict whether the proposal will be enacted by Congress and, if enacted, whether it will be in the form proposed by the Clinton Administration. We may issue DLJ common stock in exchange for DLJdirect common stock at a premium of 10% if, based on the legal opinion of our tax counsel, it is more likely than not as a result of the enactment of legislative changes or administrative proposals or changes that we or our stockholders will be subject to tax upon issuance of the DLJ common stock, or DLJdirect common stock or such stock will not be treated as stock of Donaldson, Lufkin & Jenrette, Inc. Such an exchange should qualify as a tax-free recapitalization such that no gain or loss is required to be recognized by us or by holders of the stock to be exchanged.

     Backup Withholding. Certain non-corporate holders of DLJdirect common stock could be subject to backup withholding at a rate of 31% on the payment of dividends on or proceeds from the sale of such stock. Backup withholding will apply only if the stockholder (1) fails to furnish its taxpayer identification number ("TIN"), which, for an individual would be his or her social security number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest or dividends or (4) under certain circumstances, fails to certify under penalties of perjury that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report payments of interest or dividends. Stockholders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedures for obtaining such an exemption if applicable. The amount of any backup withholding from a payment to a holder of DLJdirect common stock will be allowed as a credit against such stockholder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.


MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. INVESTORS

     The following is a summary of material United States federal tax consequences to non-U.S. investors of owning DLJdirect Common Stock. In this summary, "non-U.S. investor" means a person or entity other than (1) a citizen or resident of the United States; (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state; (3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a United States court and the control of all of the substantial decisions of which is within the authority of one or more United States persons.

     This summary does not address all of the federal tax considerations that may be relevant to a non-U.S. investor in light of its particular circumstances or to non-U.S. investors that may be subject to special treatment under federal tax laws. Also, this summary does not discuss any aspects of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the IRS and other applicable authorities. These authorities are all subject to change, possibly with retroactive effect. Each prospective non-U.S. investor should consult its tax advisor with respect to the tax consequences of investing in the DLJdirect stock.

     Dividends. Dividends paid to a non-U.S. investor generally will be subject to withholding of federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, if the dividend is effectively connected with the conduct of a trade or business of the non-U.S. investor within the United States, the dividend will instead be taxed at ordinary federal income tax rates on a net income basis. Further, if the non-U.S. investor is a corporation, this effectively connected dividend income may also be subject to an additional branch profits tax.

     Sale or Other Disposition of DLJdirect common stock. A non-U.S. investor generally will not be subject to federal income tax on any gain recognized on the sale or other disposition of DLJdirect common stock, except in the following circumstances: (1) the gain will be subject to federal income tax if it is effectively connected with a trade or business of the non-U.S. investor within the United States; (2) the gain will be subject to federal income tax if the non-U.S. investor is an individual who holds the DLJdirect common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and either the individual has a "tax home" in the United States for federal income tax purposes or the gain is attributable to an office or other fixed place of business maintained by the individual in the United States; (3) the gain may be subject to federal income tax pursuant to federal income tax laws applicable to certain expatriates; or
(4) the gain may be subject to federal income tax if Donaldson, Lufkin & Jenrette, Inc. is or has been during certain periods a "United States real property holding corporation." Donaldson, Lufkin & Jenrette, Inc. believes that it will not constitute a United States real property holding corporation immediately after the offering and does not expect to become a United States real property holding corporation; however, no assurance can be given in this regard.


BACKUP WITHHOLDING AND INFORMATION REPORTING

     Dividends. United States backup withholding tax generally will not apply to dividends paid to a non-U.S. investor at an address outside the United States. Donaldson, Lufkin & Jenrette, Inc. must report annually to the IRS and to each non-U.S. investor the amount of dividends paid to such investor and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the non-U.S. investor's country of residence.


     Sale Through a U.S. Office of a Broker. Upon the sale or other disposition of DLJdirect common stock by a non-U.S. investor to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the investor certifies its foreign status under penalties of perjury or otherwise establishes an exemption from backup withholding.


     Sale Through a Foreign Office of a Broker. Upon the sale or other disposition of DLJdirect common stock by a non-U.S. investor to or through a foreign office of a United States broker or a foreign broker with certain types of relationships with the United States, the broker is not required to backup withhold. However, the broker must report the sale or other disposition to the IRS unless the broker has documentary evidence in its files that the seller is a non-U.S. investor and certain other conditions are met, or the holder otherwise establishes an exemption.


     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against the non-U.S. investor's federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.


     Final United States Treasury regulations, effective for payments made after December 31, 2000, may affect the procedures to be followed by a non-U.S. investor in establishing such investor's foreign status for purposes of the withholding, backup withholding and information reporting rules described in the preceding paragraphs. Prospective non-U.S. investors should consult their tax advisors concerning such regulations.


     Federal Estate Taxes. DLJdirect common stock owned or treated as owned by an individual who is not a citizen or a "resident," which is specially defined for federal estate tax purposes, of the United States at the time of death, will be included in such individual's gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

     Subject to the terms and conditions contained in an underwriting
agreement, dated         , 1999, the underwriters named below, who are
represented by Donaldson, Lufkin & Jenrette Securities Corporation, DLJdirect Inc., BT Alex. Brown Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. have severally agreed to purchase from Donaldson, Lufkin & Jenrette, Inc. the respective number of shares of DLJdirect common stock set forth opposite their names below.





                                                                       NUMBER OF
UNDERWRITERS:                                                            SHARES
       Donaldson, Lufkin & Jenrette Securities Corporation .........
       DLJdirect Inc. ..............................................
       BT Alex. Brown Incorporated .................................
       Goldman, Sachs & Co. ........................................
       Merrill Lynch, Pierce, Fenner & Smith
                   Incorporated ....................................
       Morgan Stanley & Co. Incorporated ...........................
       Salomon Smith Barney Inc. ...................................
                                                                     ----------
        Total ...................................................... 16,000,000
                                                                     ==========


     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of DLJdirect common stock offered in this prospectus are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of DLJdirect common stock offered in this prospectus (other than those shares covered by the over-allotment option described below) if any are purchased.

     The underwriters initially propose to offer the shares of DLJdirect common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers, including the underwriters, at that price less a concession not in excess of
$    per share. The underwriters may allow, and the dealers may re-allow, to
certain other dealers a concession not in excess of $    per share. After the
initial offering of the DLJdirect common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     Donaldson, Lufkin & Jenrette, Inc. has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 2,400,000 additional shares of DLJdirect common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of the additional shares based on the underwriter's percentage underwriting commitment as indicated in the preceding table.


     Donaldson, Lufkin & Jenrette, Inc. has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make.


     Donaldson, Lufkin & Jenrette, Inc. has agreed, subject to certain exceptions, not to:


     o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of DLJdirect common stock or any securities convertible into or exercisable or exchangeable for DLJdirect common stock or

     o enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any DLJdirect common stock for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     However, Donaldson, Lufkin & Jenrette, Inc. may:

     o grant stock options or stock awards under Donaldson, Lufkin & Jenrette, Inc.'s existing benefit or compensation plans, including the DLJdirect 1999 Incentive Compensation Plan,

     o issue shares of DLJdirect common stock upon the exercise of options, warrants or rights or the conversion of currently outstanding securities, and

     o issue, offer and sell shares of DLJdirect common stock or securities convertible into, or exercisable or exchangeable for, DLJdirect common stock in transactions not involving a public offering, or in connection with future acquisitions, as long as each recipient of the securities agrees in writing to be bound by the restrictions in this paragraph.

     In addition, during this period, Donaldson, Lufkin & Jenrette, Inc. has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of Donaldson, Lufkin & Jenrette, Inc. has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of DLJdirect common stock or any securities convertible into or exercisable or exchangeable for DLJdirect common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Prior to the offering, there has been no established trading market for DLJdirect common stock. The initial public offering price of the shares of DLJdirect common stock offered in this prospectus has been determined by negotiation among Donaldson, Lufkin & Jenrette, Inc. and the representatives of the underwriters. The factors considered in determining the initial public offering price included the history of and the prospects for the industry in which DLJdirect competes, the past and present operations of DLJdirect, the historical results of operations of DLJdirect, the prospects for future earnings of DLJdirect, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering.

     Application has been made to list the DLJdirect common stock on the NYSE under the symbol "DIR", subject to official notice of issuance. In order to meet the requirements for listing the DLJdirect common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     Other than in the United States, no action has been taken by Donaldson, Lufkin & Jenrette, Inc. or the underwriters that would permit a public offering of the shares of DLJdirect common stock offered in this prospectus in any jurisdiction where action for that purpose is required. The shares of DLJdirect common stock offered in this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any shares of DLJdirect common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of the jurisdiction. Persons with this prospectus should inform themselves about and observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of DLJdirect common stock offered in this prospectus in any jurisdiction in which an offer or a solicitation of this kind is unlawful.

     In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the DLJdirect common stock. Specifically, the underwriters may overallot, which would involve syndicate sales in excess of the offering size, creating a syndicate short position. The underwriters may bid for and stabilize the price of the DLJdirect common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed DLJdirect common stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the DLJdirect common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.


     The underwriters have reserved for sale approximately 2,500,000 shares of DLJdirect common stock for directors, current and former employees, and certain customers of DLJ and directors, employees and agents of Equitable who have an interest in purchasing shares of DLJdirect common stock in the offering. The underwriters have advised DLJ that the price per share for the shares reserved for sale to its current employees will be the initial public offering price
less underwriting discounts and commissions, or $        per share and the
price per share for the shares reserved for sale to its directors, former employees and certain customers will be the initial public offering price. The underwriters have advised Equitable that the price per share for shares reserved for sale to its directors, employees and agents will be the initial public offering price. The number of shares available for sale to the general public in the offering will be reduced to the extent persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters and former employees of DLJ and DLJdirect and directors, employees and agents of Equitable who purchase any of the shares offered in the offering will be prohibited from selling, pledging, assigning, hypothecating or transferring their shares for a period of three months following the effective date of the offering.


     Donaldson, Lufkin & Jenrette Securities Corporation and DLJdirect Inc. are affiliates of Donaldson, Lufkin & Jenrette, Inc. Donaldson, Lufkin & Jenrette Securities Corporation and DLJdirect Inc. have committed to purchase from
Donaldson, Lufkin & Jenrette, Inc.    % of the shares of DLJdirect common stock
being underwritten by the underwriters in the offering on the same basis as the other underwriters. Although the amount of proceeds derived from the offering by Donaldson, Lufkin & Jenrette, Inc. will not be affected by Donaldson, Lufkin & Jenrette Securities Corporation's and DLJdirect Inc.'s participation as underwriters, to the extent that part or all of the shares of DLJdirect common stock underwritten by Donaldson, Lufkin & Jenrette Securities Corporation and DLJdirect Inc. are not resold, Donaldson, Lufkin & Jenrette, Inc.'s and DLJdirect's, as applicable, consolidated equity will be reduced. Until resold, any unsold shares will be eliminated in consolidation as if they were not outstanding for purposes of any future computations of earnings per common share and book value per common share. Donaldson, Lufkin & Jenrette Securities Corporation and DLJdirect Inc. intend to resell any shares which they are unable to resell in the offering at prevailing market prices.

     The offering is being conducted in accordance with Rule 2720 of the Conduct of Rules of the NASD, which provides that, among other things, when an NASD member participates in the underwriting of its parent's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in this role and has recommended a price in compliance with the requirements of Rule 2720. In connection with the offering, Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. In addition, the underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.

     NYSE Rule 312(g) prohibits a member corporation, after the distribution of securities of its parent to the public, from effecting any transaction, except on an unsolicited basis, for the account of any customer in, or making any recommendation with respect to the purchase or sale of, any of these securities. Thus, following the offering, DLJdirect Inc. and Donaldson, Lufkin & Jenrette, Inc.'s other subsidiaries will not be permitted to make a market in or to make recommendations regarding the purchase or sale of the DLJdirect common stock.

     The current by-laws of the NASD prohibit employees of DLJdirect Inc. and Donaldson, Lufkin & Jenrette, Inc., their spouses and, under certain circumstances, other members of their immediate families who purchase any of the shares in the offering from selling, pledging, assigning, hypothecating or transferring their shares for a period of five months following the effective date of the offering.

                                 LEGAL MATTERS


     The validity of the issuance of the shares of DLJdirect common stock offered hereby will be passed upon for Donaldson, Lufkin & Jenrette, Inc. by Davis Polk & Wardwell, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will serve as legal counsel for the underwriters.


                                    EXPERTS


     We incorporate by reference into this prospectus and our registration statement our consolidated financial statements of Donaldson, Lufkin & Jenrette, Inc. as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, and we include in this prospectus and our registration statement the combined financial statements of DLJdirect as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998. We have relied on the reports of KPMG LLP, independent certified public accountants, incorporated by reference and included in this prospectus and our registration statement, and upon their authority as experts in accounting and auditing.

                         ILLUSTRATION OF CERTAIN TERMS

     The following illustrations show how to calculate the Retained Interest Percentage, the Outstanding Interest Percentage and the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect after giving effect to certain hypothetical dividends, issuances, repurchases and transfers, in each case based on the assumptions set forth herein. In these illustrations, the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect is initially assumed to be 100. Unless otherwise specified, each illustration below should be read independently as if none of the other transactions referred to below had occurred. Actual calculations may be slightly different due to rounding.


     At any given time, the percentage interest in DLJdirect intended to be represented by the outstanding shares of DLJdirect common stock -- which we call the Outstanding Interest Percentage -- is represented by the Outstanding Interest Fraction, calculated as follows:


                  Outstanding Shares of DLJdirect common stock
            ------------------------------------------------------
        Outstanding Shares of DLJdirect common stock + Number of Shares
         Issuable with Respect to DLJ's Retained Interest in DLJdirect and the remaining percentage interest in DLJdirect intended to be represented by DLJ's retained interest in DLJdirect -- which we call the Retained Interest Percentage -- is represented by the Retained Interest Fraction calculated as follows:


           Number of Shares Issuable with Respect to DLJ's Retained
                             Interest in DLJdirect
            ------------------------------------------------------
        Outstanding Shares of DLJdirect common stock + Number of Shares
         Issuable with Respect to DLJ's Retained Interest in DLJdirect


     The sum of the Outstanding Interest Percentage and the Retained Interest Percentage would always equal 100%. In our example, before the first issuance the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect is equal to 100, the Retained Interest Percentage is 100% and the Outstanding Interest Percentage is 0%.


THE OFFERING


     The following illustration reflects an assumed issuance by Donaldson, Lufkin & Jenrette, Inc. of 15 shares of DLJdirect common stock in the offering.



 OFFERING FOR ACCOUNT OF DLJDIRECT


     Assume the issuance is attributed to DLJdirect as an increase in its equity, with the net proceeds credited solely to DLJdirect.



     Shares previously issued and outstanding .................   0
     Newly issued shares for account of DLJdirect .............  15
                                                                 --
      Total issued and outstanding after the offering .........  15
                                                                 ==

     o The Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect (100) would remain unchanged.

     o As a result, the issued and outstanding shares (15) would represent an Outstanding Interest Percentage of approximately 13%, calculated as follows:


                                       15
                                    ------
                                    15 + 100


      The Retained Interest Percentage would accordingly be about 87%.


     o In this case, in the event of any dividend or other distribution paid on the outstanding shares of DLJdirect common stock (other than a dividend or other distribution payable in shares of DLJdirect common stock), DLJ would be credited, and DLJdirect would be charged, with an amount equal to 667% (representing the ratio of the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect (100) to the total number of shares of DLJdirect common stock issued and outstanding following the offering (15)) of the aggregate amount of such dividend or distribution.


ADDITIONAL OFFERINGS OF DLJDIRECT COMMON STOCK


     The following illustrations reflect an assumed issuance of an additional 15 shares of DLJdirect common stock after the assumed initial issuance of 15 shares attributed to DLJdirect as an increase in its equity.


 ADDITIONAL OFFERING FOR ACCOUNT OF DLJ


     Assume the issuance is attributed to DLJ in respect of its retained interest, with the net proceeds credited solely to DLJ.



     Shares previously issued and outstanding ........................ 15
     Newly issued shares for account of DLJ .......................... 15
                                                                       --
      Total issued and outstanding after additional offering ......... 30
                                                                       ==

     o The Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect would decrease by the number of shares of DLJdirect Common Stock issued for the account of DLJ.



     Number of Shares Issuable with Respect to DLJ's Retained Interest in
       DLJdirect prior to the additional offering .........................   100
     Newly issued shares for account of DLJ ...............................    15
                                                                              ---
       Number of Shares Issuable with Respect to DLJ's Retained Interest in
        DLJdirect after the additional offering ...........................    85
                                                                              ===

     o As a result, the total issued and outstanding shares (30) would in the aggregate represent an Outstanding Interest Percentage of approximately 26%, calculated as follows:


                                      30
                                    ------
                                    30 + 85


      The Retained Interest Percentage would accordingly be reduced to approximately 74%.


     o In this case, in the event of any dividend or other distribution paid on DLJdirect common stock (other than a dividend or other distribution payable in shares of DLJdirect common stock), DLJ would be credited, and DLJdirect would be charged, with an amount equal to 283% (representing the ratio of the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect (85) to the total number of shares of DLJdirect common stock issued and outstanding following the additional offering (30)) of the aggregate amount of such dividend or distribution.

 ADDITIONAL OFFERING FOR ACCOUNT OF DLJDIRECT

     Assume the issuance is attributed to DLJdirect as an increase in its equity, with the net proceeds credited solely to DLJdirect.



     Shares previously issued and outstanding ............................ 15
     Newly issued shares for account of DLJdirect ........................ 15
                                                                           --
      Total issued and outstanding after the additional offering ......... 30
                                                                           ==

     o The Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect (100) would remain unchanged.

     o As a result, the total issued and outstanding shares (30) would in the aggregate represent an Outstanding Interest Percentage of approximately 23%, calculated as follows:

                                       30
                                    ------
                                   30 + 100

      The Retained Interest Percentage would accordingly be reduced to approximately 77%.

     o In this case, in the event of any dividend or other distribution paid on DLJdirect common stock (other than a dividend or the distribution payable in shares of DLJdirect common stock), DLJ would be credited, and DLJdirect would be charged, with an amount equal to approximately 333% (representing the ratio of the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect (100) to the total number of shares of DLJdirect common stock issued and outstanding following the additional offering (30)) of the aggregate amount of such dividend or distribution.


 OFFERINGS OF CONVERTIBLE SECURITIES

     If Donaldson, Lufkin & Jenrette, Inc. were to issue any securities convertible into or exercisable for shares of DLJdirect common stock, the Outstanding Interest Fraction and the Retained Interest Fraction would be unchanged at the time of such issuance. If any shares of DLJdirect common stock were issued upon conversion or exercise of such securities, however, then the Outstanding Interest Fraction and the Retained Interest Fraction would be affected as shown above under "Additional Offering for Account of DLJ", if such securities were attributed to DLJ, or under "Additional Offering for Account of DLJdirect", if such securities were attributed to DLJdirect.


REPURCHASES OF DLJDIRECT COMMON STOCK

     The following illustrations reflect an assumed repurchase by Donaldson, Lufkin & Jenrette, Inc. of 5 shares of DLJdirect common stock after the assumed initial issuance of 15 shares of DLJdirect common stock attributed to DLJdirect as an increase in its equity.


 REPURCHASE FOR THE ACCOUNT OF DLJ

     Assume the repurchase is attributed to DLJ as an increase in its retained interest in DLJdirect, with the cost charged solely against DLJ.



     Shares previously issued and outstanding ...............  15
     Shares repurchased for account of DLJ ..................   5
                                                               --
      Total issued and outstanding after repurchase .........  10
                                                               ==

     o The Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect would be increased by the number of any shares of DLJdirect common stock repurchased for the account of DLJ.

     Number of Shares Issuable with Respect to DLJ's Retained Interest in
       DLJdirect prior to repurchase ......................................    100
     Number of shares repurchased for the account of DLJ ..................      5
                                                                               ---
       Number of Shares Issuable with Respect to DLJ's Retained Interest in
        DLJdirect after repurchase ........................................    105
                                                                               ===

     o As a result, the total issued and outstanding shares (10) would in the aggregate represent an Outstanding Interest Percentage of approximately 9%, calculated as follows:

                                      10
                                    ------
                                    10 + 105

         The Retained Interest Percentage would accordingly be increased to approximately 91%.


REPURCHASE FOR ACCOUNT OF DLJDIRECT WITHOUT PARTICIPATION BY DLJ

     Assume the repurchase is attributed to DLJdirect, with the cost being charged solely against DLJdirect. Further assume that the board of directors does not determine to transfer assets from DLJdirect to DLJ to hold constant the Outstanding Interest Fraction and Retained Interest Fraction.



     Shares previously issued and outstanding ...............  15
     Shares repurchased for account of DLJdirect ............   5
                                                               --
      Total issued and outstanding after repurchase .........  10
                                                               ==

     o The Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect (100) would remain unchanged.

     o As a result, the total issued and outstanding shares (10) would in the aggregate represent an Outstanding Interest Percentage of approximately 9%, calculated as follows:


                                      10
                                    ------
                                   10 + 100


         The Retained Interest Percentage would accordingly be increased to approximately 91%.


REPURCHASE FOR ACCOUNT OF DLJDIRECT WITH PARTICIPATION BY DLJ

     Assume the repurchase is attributed to DLJdirect, with the cost being charged solely against DLJdirect. Further assume that the repurchase is made in connection with a tender offer for 5, or 33%, of the then outstanding shares at a price of $20 per share, and that the board of directors determines to transfer cash or other assets from DLJdirect to DLJ to hold constant the Outstanding Interest Fraction and Retained Interest Fraction.



     Shares previously issued and outstanding ...............  15
     Shares repurchased for account of DLJdirect ............   5
                                                               --
      Total issued and outstanding after repurchase .........  10
                                                               ==

     o In order to hold constant the Outstanding Interest Fraction and Retained Interest Fraction, the board of directors determines that the Market Value of a share of DLJdirect common stock in this context is $20 and transfer from DLJdirect to DLJ an amount of cash or other assets equal to about 667% (representing the ratio of the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect
         (100) to the total number of shares of DLJdirect common stock issued and outstanding (15), in each case immediately prior to the repurchase) of the aggregate amount of the cash paid in the tender offer to holders of outstanding shares of DLJdirect common stock ($100), for a total of $667.

     o In that case, the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect (100) would be decreased to reflect the amount of cash so transferred ($667) divided by the Market Value per share of DLJdirect common stock ($20).



     Number of Shares Issuable with Respect to DLJ's Retained Interest in
      DLJdirect prior to transfer .............................................. 100
     Adjustment in respect of DLJ's retained interest to reflect transfer to DLJ of funds theretofore allocated to DLJdirect ..............................  33
                                                                                 ---
      Number of Shares Issuable with Respect to DLJ's Retained Interest in
        DLJdirect after transfer ...............................................  67
                                                                                 ===

     o As a result, the total issued and outstanding shares (10) would in the aggregate continue to represent an Outstanding Interest Percentage of 13%, calculated as follows:

                                      10
                                    ------
                                    10 + 67

     The Retained Interest Percentage would accordingly continue to remain 87%.

     o Assuming that the board of directors transferred only half of the $667 amount, or $333.50, from DLJdirect to DLJ, the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect (100) would decrease by the amount of cash so transferred ($333.50) divided by the Market Value per share of DLJdirect common stock ($20).



     Number of Shares Issuable with Respect to DLJ's Retained Interest in
       DLJdirect prior to transfer .............................................   100
     Adjustment in respect of DLJ's retained interest to reflect transfer to DLJ
       of cash theretofore allocated to DLJdirect ..............................    17
                                                                                   ---
       Number of Shares Issuable with Respect to DLJ's Retained Interest in
        DLJdirect after transfer ...............................................    83
                                                                                   ===

     o   In that case, as a result, the total issued and the outstanding shares
         (10) would in the aggregate represent an Outstanding Interest Percentage of about 11%, calculated as follows:

                                      10
                                    ------
                                    10 + 83

     The Retained Interest Percentage would accordingly be increased to approximately 89%.


DLJDIRECT COMMON STOCK DIVIDENDS

     The following illustrations reflect assumed dividends of DLJdirect common stock on outstanding shares of DLJ common stock and outstanding shares of DLJdirect common stock, respectively, after the assumed initial issuance of 15 shares of DLJdirect common stock attributed to DLJdirect as an increase in its equity.


 DLJDIRECT COMMON STOCK DIVIDEND ON DLJ COMMON STOCK

     Assume 1,000 shares of DLJ common stock are outstanding and Donaldson, Lufkin & Jenrette, Inc. declares a dividend of 1/20 of a share of DLJdirect common stock on each outstanding share of DLJ common stock.



     Shares previously issued and outstanding ..............   15
     Newly issued shares for account of DLJ ................   50
                                                               --
       Total issued and outstanding after dividend .........   65
                                                               ==

     o Any dividend of shares of DLJdirect common stock to the holders of shares of DLJ common stock would be treated as a reduction in the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect.



     Number of Shares Issuable with Respect to DLJ's Retained Interest in
       DLJdirect prior to dividend ........................................   100
     Number of shares distributed on outstanding shares of DLJ common stock
       for account of DLJ .................................................    50
                                                                              ---
       Number of Shares Issuable with Respect to DLJ's Retained Interest in
        DLJdirect after dividend ..........................................    50
                                                                              ===

     o As a result, the total issued and outstanding shares (65) would in the aggregate represent an Outstanding Interest Percentage of 57%, calculated as follows:

                                      65
                                    ------
                                    65 + 50


      The Retained Interest Percentage would accordingly be reduced to 43%. Note, however, that after the dividend, the holders of DLJ common stock would also hold 50 shares of DLJdirect common stock, which would be intended to represent a 50% interest in the value attributable to DLJdirect.


 DLJDIRECT COMMON STOCK DIVIDEND ON DLJDIRECT COMMON STOCK

     Assume Donaldson, Lufkin & Jenrette, Inc. declares a dividend of 1/5 of a share of DLJdirect common stock on each outstanding share of DLJdirect common stock.



     Shares previously issued and outstanding ..............    15
     Newly issued shares for account of DLJdirect ..........     3
                                                                --
       Total issued and outstanding after dividend .........    18
                                                                ==

     o The Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect would reflect the stock dividend payable in shares of DLJdirect common stock to holders of shares of DLJdirect common stock. That is, the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect would be increased by a number equal to 667% (representing the ratio of the Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect (100) to the number of shares of DLJdirect common stock issued and outstanding (15), in each case immediately prior to such dividend) of the aggregate number of shares issued in connection with such dividend (3), or 20.



     Number of Shares Issuable with Respect to DLJ's Retained Interest in
       DLJdirect prior to dividend ............................................    100
     Adjustment in respect of DLJ's retained interest to reflect shares
       distributed on outstanding shares of DLJdirect common stock ............     20
                                                                                   ---
       Number of Shares Issuable with Respect to DLJ's Retained Interest in
        DLJdirect after dividend ..............................................    120
                                                                                   ===

     o As a result, the total issued and outstanding shares (18) would in the aggregate represent an Outstanding Interest Percentage of approximately 13%, calculated as follows:


                                      18
                                    ------
                                   18 + 120

      The Retained Interest Percentage would accordingly remain 87%.

CAPITAL TRANSFERS OF CASH OR OTHER ASSETS BETWEEN DLJ AND DLJDIRECT


 CAPITAL CONTRIBUTION OF CASH OR OTHER ASSETS FROM DLJ TO DLJDIRECT

     The following illustration reflects the assumed contribution by DLJ to DLJdirect, after the assumed initial issuance of 15 shares of DLJdirect common stock attributed to DLJdirect as an increase in its equity, of $40 of assets allocated to DLJ at a time when the Market Value of the DLJdirect common stock is $20 per share.



     Shares previously issued and outstanding ..................    15
     Newly issued shares .......................................     0
                                                                    --
       Total issued and outstanding after contribution .........    15
                                                                    ==

     o The Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect would increase to reflect the contribution to DLJdirect of assets theretofore allocated by DLJ by a number equal to the value of the assets contributed ($40) divided by the Market Value of DLJdirect common stock at that time ($20), or 2 shares.



     Number of Shares Issuable with Respect to DLJ's Retained Interest in
       DLJdirect prior to contribution .......................................    100
     Increase to reflect contribution to DLJdirect of assets allocated to DLJ       2
                                                                                  ---
       Number of Shares Issuable with Respect to DLJ's Retained Interest in
        DLJdirect after contribution .........................................    102
                                                                                  ===

     o As a result, the total issued and outstanding shares (15) would in the aggregate represent an Outstanding Interest Percentage of approximately 13%, calculated as follows:

                                      15
                                    ------
                                   15 + 102

     The Retained Interest Percentage would accordingly increase to slightly more than 87%.


RETURN OF CAPITAL TRANSFER OF CASH OR OTHER ASSETS FROM DLJDIRECT TO DLJ

     The following illustration reflects the assumed transfer by DLJdirect to DLJ, after the assumed initial issuance of 15 shares of DLJdirect common stock attributed to DLJdirect as an increase in its equity, of $40 of assets allocated to DLJdirect on a date on which the Market Value of DLJdirect common stock is $20 per share.



     Shares previously issued and outstanding ..................    15
     Newly issued shares .......................................     0
                                                                    --
       Total issued and outstanding after contribution .........    15
                                                                    ==

     o The Number of Shares Issuable with Respect to DLJ's Retained Interest in DLJdirect would decrease to reflect the transfer to DLJ of assets theretofore allocated to DLJdirect by a number equal to the value of the assets transferred ($40) divided by the Market Value of DLJdirect common stock at that time ($20), or 2 shares.



     Number of Shares Issuable with Respect to DLJ's Retained Interest in
       DLJdirect prior to contribution ....................................   100
     Decrease to reflect transfer to DLJ of assets allocated to DLJdirect .     2
                                                                              ---
       Number of Shares Issuable with Respect to DLJ's Retained Interest in
        DLJdirect after contribution ......................................    98
                                                                              ===

     o As a result, the total issued and outstanding shares (15) would in the aggregate represent an Outstanding Interest Percentage of approximately 13%, calculated as follows:


                                      15
                                    ------
                                    15 + 98


     The Retained Interest Percentage would accordingly decrease to slightly less than 87%.

                                   DLJDIRECT
   (A COMBINATION OF CERTAIN ASSETS AND LIABILITIES AS DESCRIBED IN NOTE 1)

                    INDEX TO COMBINED FINANCIAL STATEMENTS




                                                        PAGE
Independent Auditors' Report .........................   F-2
Combined Financial Statements:
 Combined Statements of Financial Condition ..........   F-3
 Combined Statements of Operations ...................   F-4
 Combined Statements of Changes in Equity ............   F-5
 Combined Statements of Cash Flows ...................   F-6
 Notes to Combined Financial Statements ..............   F-7

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Donaldson, Lufkin & Jenrette, Inc.


     We have audited the accompanying combined statements of financial condition of DLJdirect (a combination of certain assets and liabilities of Donaldson, Lufkin & Jenrette, Inc., as described in note 1) as of December 31, 1997 and 1998, and the related combined statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These combined financial statements are the responsibility of Donaldson, Lufkin & Jenrette, Inc.'s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     We have audited the consolidated financial statements of Donaldson, Lufkin & Jenrette, Inc. and subsidiaries as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 and have issued our report dated February 2, 1999, except as to footnote 19 which is as of March 17, 1999. The combined financial statements of DLJdirect should be read in conjunction with the consolidated financial statements of Donaldson, Lufkin & Jenrette, Inc. and subsidiaries.


     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of DLJdirect as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.






/s/ KPMG LLP
New York, New York
March 16, 1999
except as to footnote 10, which is as of March 17, 1999

                                   DLJDIRECT
   (A COMBINATION OF CERTAIN ASSETS AND LIABILITIES AS DESCRIBED IN NOTE 1)

                  COMBINED STATEMENTS OF FINANCIAL CONDITION


                                (IN THOUSANDS)




                                                                     AS OF DECEMBER 31,          AS OF
                                                                  ------------------------     MARCH 31,
                                                                      1997         1998          1999
                                                                                              (UNAUDITED)
                              ASSETS
Cash and cash equivalents .....................................    $  8,881      $ 26,654       $47,825
Deposit with affiliated clearing broker .......................         250           250           250
Receivables from brokers, dealers and others, net .............         725         1,887         2,733
Office facilities, at cost (net of accumulated depreciation and
 amortization of $260, $284 and $281, respectively) ...........       1,808           278           281
Other assets ..................................................         207           682         1,340
                                                                   --------      --------       -------
   Total assets ...............................................    $ 11,871      $ 29,751       $52,429
                                                                   ========      ========       =======
                       LIABILITIES AND EQUITY
Liabilities:
 Payables to parent and affiliates, net .......................    $  3,266      $  5,211       $17,950
 Accounts payable and accrued expenses ........................       2,641         2,616         4,382
                                                                   --------      --------       -------
   Total liabilities ..........................................       5,907         7,827        22,332
                                                                   --------      --------       -------
Commitments and contingencies .................................          --            --            --
Equity:
 Capital contributions ........................................      10,502        25,002        26,002
 Retained earnings (deficit) ..................................      (4,538)       (3,078)        4,095
                                                                   --------      --------       -------
   Total equity ...............................................       5,964        21,924        30,097
                                                                   --------      --------       -------
   Total liabilities and equity ...............................    $ 11,871      $ 29,751       $52,429
                                                                   ========      ========       =======

           See accompanying notes to combined financial statements.

                                   DLJDIRECT
   (A COMBINATION OF CERTAIN ASSETS AND LIABILITIES AS DESCRIBED IN NOTE 1)

                       COMBINED STATEMENTS OF OPERATIONS


                                (IN THOUSANDS)




                                                                                            FOR THE THREE MONTHS
                                                       YEARS ENDED DECEMBER 31,                ENDED MARCH 31,
                                                ---------------------------------------   -------------------------
                                                    1996          1997          1998          1998          1999
                                                                                                 (UNAUDITED)
Revenues:
 Commissions ................................    $ 54,166      $ 50,948      $ 78,717      $ 16,130      $ 32,054
 Fees .......................................       6,426        12,109        25,484         5,140         9,596
 Interest ...................................       2,569         4,160        13,723         2,787         5,552
                                                 --------      --------      --------      --------      --------
   Total revenues ...........................      63,161        67,217       117,924        24,057        47,202
                                                 --------      --------      --------      --------      --------
Costs and expenses:
 Compensation and benefits ..................      11,202        17,174        28,260         5,759        10,683
 Brokerage, clearing, exchange and other fees      15,422        20,909        28,423         6,071         8,854
 Advertising ................................       9,093        13,137        25,146         9,010         6,101
 Occupancy and equipment ....................       1,923         3,352         5,045         1,081         1,503
 Communications .............................       1,468         2,844         5,564         1,189         2,705
 Technology costs ...........................       5,205         5,082         4,084         1,103         1,280
 Other operating expenses ...................       5,567        10,844        18,934         3,660         4,815
                                                 --------      --------      --------      --------      --------
   Total costs and expenses .................      49,880        73,342       115,456        27,873        35,941
                                                 --------      --------      --------      --------      --------
Income (loss) before income tax provision
 (benefit) ..................................      13,281        (6,125)        2,468        (3,816)       11,261
Income tax provision (benefit) ..............       5,425        (2,502)        1,008        (1,559)        4,088
                                                 --------      --------      --------      --------      --------
   Net income (loss) ........................    $  7,856      $ (3,623)     $  1,460      $ (2,257)     $  7,173
                                                 ========      ========      ========      ========      ========

           See accompanying notes to combined financial statements.

                                   DLJDIRECT
   (A COMBINATION OF CERTAIN ASSETS AND LIABILITIES AS DESCRIBED IN NOTE 1)

                   COMBINED STATEMENTS OF CHANGES IN EQUITY


                                (IN THOUSANDS)





                                                          FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                                                       AND FOR THE THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED)
                                                 ----------------------------------------------------------------------
                                                                         CAPITAL           RETAINED
                                                  DIVISIONAL EQUITY   CONTRIBUTIONS   EARNINGS (DEFICIT)   TOTAL EQUITY
Balances at December 31, 1995 ..................      $     --           $    --           $     --         $     --
Divisional net income ..........................         7,856                --                 --            7,856
Return of divisional equity to DLJ .............        (7,856)               --                 --           (7,856)
                                                      --------           -------           --------         --------
Balances at December 31, 1996 ..................            --                --                 --               --
Divisional net income from January 1, 1997
 to May 31, 1997 ...............................           915                --                 --              915
Net (loss) from June 1, 1997 to December 31,
 1997 ..........................................            --                --             (4,538)          (4,538)
Capital contributions from DLJ .................            --            10,502                 --           10,502
Return of divisional equity to DLJ .............          (915)               --                 --             (915)
                                                      --------           -------           --------         --------
Balances at December 31, 1997 ..................            --            10,502             (4,538)           5,964
Net income .....................................            --                --              1,460            1,460
Capital contributions from DLJ .................            --            14,500                 --           14,500
                                                      --------           -------           --------         --------
Balances at December 31, 1998 ..................            --            25,002             (3,078)          21,924
Net income .....................................            --                --              7,173            7,173
Capital contribution from DLJ ..................            --             1,000                 --            1,000
                                                      --------           -------           --------         --------
Balances at March 31, 1999 (unaudited) .........      $     --           $26,002           $  4,095         $ 30,097
                                                      ========           =======           ========         ========

           See accompanying notes to combined financial statements.

                                   DLJDIRECT
   (A COMBINATION OF CERTAIN ASSETS AND LIABILITIES AS DESCRIBED IN NOTE 1)

                       COMBINED STATEMENTS OF CASH FLOWS


                                (IN THOUSANDS)




                                                                                                           THREE MONTHS
                                                                 YEARS ENDED DECEMBER 31,                 ENDED MARCH 31,
                                                         ----------------------------------------   ---------------------------
                                                             1996          1997           1998          1998           1999
                                                                                                            (UNAUDITED)
Cash flows from operating activities:
 Net income (loss) ...................................    $  7,856       $ (3,623)     $  1,460       $ (2,257)      $7,173
 Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating
   activities:
 Depreciation and amortization .......................         949            652           299             86           (3)
 Deferred taxes ......................................        (344)           160          (275)          (170)          (6)
 (Increase) decrease in operating assets:
   Deposit with affiliated clearing broker ...........          --           (250)           --             --           --
   Receivables from brokers, dealers and
    other, net .......................................         283         (1,923)       (1,162)          (917)        (846)
   Other assets ......................................          --           (207)         (475)          (175)        (658)
 Increase (decrease) in operating liabilities:
   Payables to parent and affiliates, net ............         357          1,951         2,220          6,858       12,745
   Accounts payable and accrued expenses .............          --          2,641           (25)         2,850        1,766
                                                          --------       --------      --------       --------      -------
Net cash provided by (used in) operating
 activities ..........................................       9,101           (599)        2,042          6,275       20,171
                                                          --------       --------      --------       --------      -------
Cash flows from investing activities:
 Purchase of office facilities .......................      (1,245)          (107)           --             --           --
 Net proceeds from sale of office facilities .........          --             --         1,231          1,231           --
                                                          --------       --------      --------       --------      -------
Net cash provided by (used in) investing
 activities ..........................................      (1,245)          (107)        1,231          1,231           --
                                                          --------       --------      --------       --------      -------
Cash flows from financing activities:
 Net proceeds from capital contributions from
   DLJ ...............................................          --         10,502        14,500          5,000        1,000
 Payments to DLJ .....................................      (7,856)          (915)           --             --           --
                                                          --------       --------      --------       --------      -------
Net cash provided by (used in) financing
 activities ..........................................      (7,856)         9,587        14,500          5,000        1,000
                                                          --------       --------      --------       --------      -------
Increase in cash and cash equivalents ................          --          8,881        17,773         12,506       21,171
Cash and cash equivalents at beginning of
 period ..............................................          --             --         8,881          8,881       26,654
                                                          --------       --------      --------       --------      -------
Cash and cash equivalents at end of period ...........    $     --       $  8,881      $ 26,654       $ 21,387      $47,825
                                                          ========       ========      ========       ========      =======

            See accompanying notes to combined financial statements.

                                   DLJDIRECT
    (A COMBINATION OF CERTAIN ASSETS AND LIABILITIES AS DESCRIBED IN NOTE 1)

                    NOTES TO COMBINED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION

     On March 16, 1999, the Board of Directors of Donaldson, Lufkin & Jenrette, Inc. ("DLJ Inc.") authorized, subject to shareholder approval, the issuance of a new series of stock, DLJdirect Common Stock.

     The DLJdirect Common Stock is intended to reflect the separate performance of the existing online discount brokerage services of DLJ Inc. DLJdirect would initially consist principally of the assets, liabilities, revenues and expenses of DLJ Inc.'s ultimate 100% equity interest in DLJdirect Holdings Inc. (subsequent to June 1, 1997) and DLJ Inc.'s online discount brokerage division (prior to June 2, 1997). DLJdirect would also include such other related assets and liabilities of DLJ Inc. as the Board of Directors of DLJ Inc. may deem appropriate in the future. It is currently the intention of DLJ Inc. that any businesses, assets and liabilities related to its online discount brokerage and related investment service businesses will be attributed to DLJdirect. However, the Board of Directors of DLJ Inc., in its sole discretion, may in the future decide to pursue business opportunities or operational strategies, even in the online brokerage area, through other affiliates of DLJ Inc. instead of DLJdirect.

     Even though DLJ Inc. has allocated certain assets, liabilities, revenues, expenses and cash flows to DLJdirect, that allocation will not change the legal title to any assets or responsibility for any liabilities and will not affect the rights of creditors. Holders of DLJdirect Common Stock will be common stockholders of DLJ Inc. and will be subject to all the risks associated with an investment in DLJ Inc. and all of its businesses, assets and liabilities. Material financial events which may occur at DLJ Inc. may affect DLJdirect's results of operations or financial position. Accordingly, financial information for DLJdirect should be read in conjunction with financial information of DLJ Inc.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     To prepare financial statements in conformity with generally accepted accounting principles ("GAAP"), management must estimate certain amounts that affect the reported assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

     Substantially all of DLJdirect's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information.

     Cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business.

     Commissions revenue and brokerage, clearing, exchange and other fees are reported on a trade date basis.

     Office facilities are carried at cost and are depreciated on a straight-line basis over the estimated useful life of the related assets, ranging from three to eight years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

     Advertising costs are expensed as incurred.

     DLJ Inc. allocates certain general administrative and facilities expenses to DLJdirect using a proportional cost methodology based on the relative number of employees and square foot usage of DLJdirect or on actual costs incurred.

     Effective January 1, 1997, DLJdirect is included in the consolidated Federal income tax returns of DLJ Inc. In addition, for the period prior to its incorporation, the division was included in the

                                   DLJDIRECT
    (A COMBINATION OF CERTAIN ASSETS AND LIABILITIES AS DESCRIBED IN NOTE 1)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

consolidated Federal income tax returns of DLJ Inc. Prior to 1997, DLJ Inc. and its subsidiaries were included in the consolidated Federal income tax return of The Equitable Companies Incorporated. Related current and deferred tax assets or liabilities are included in payables to parent and affiliates, net in the combined statements of financial condition. Deferred tax expenses and benefits are recognized in the combined statements of operations for the changes in deferred tax liabilities and assets.

     Pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", DLJdirect operates in one reportable segment as a provider of online discount brokerage services. DLJdirect's involvement in foreign operations is not significant.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The SOP also requires that costs related to the preliminary project stage and the post-implementation/operations stage of an internal-use computer software development project be expensed as incurred. The adoption of this SOP did not have a material impact on DLJdirect's combined financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. DLJdirect does not expect the adoption of SFAS 133 to have a material impact on its combined financial statements.


3. DLJDIRECT COMMON STOCK (UNAUDITED)

     The majority stockholder of DLJ Inc. has agreed to approve, by written consent, the authorization of the issuance of a new series of common stock, to be designated as DLJdirect Common Stock ("DLJdirect Common Stock"). Before the DLJdirect Common Stock is first issued, DLJ Inc.'s existing common stock will be reclassified as DLJ Common Stock ("DLJ Common Stock"), and that stock will be intended to reflect the performance of DLJ Inc.'s other businesses and a "Retained Interest" in DLJdirect. DLJ Inc. currently plans to offer to the public, for cash, shares of DLJdirect Common Stock intended to represent a portion of the equity value attributed to DLJdirect.

     In connection with the offering of DLJdirect Common Stock, DLJdirect Holdings Inc. intends to pay as a dividend immediately prior to the offering a note to Donaldson, Lufkin & Jenrette Securities Corporation in an aggregate amount equal to the total equity of DLJdirect Holdings Inc. at December 31, 1998 plus the accumulated retained earnings of DLJdirect Holdings Inc. from January 1, 1999 until the end of the month preceding the offering.


4. RELATED PARTY TRANSACTIONS

     DLJdirect transacts business with a group of companies affiliated through common majority ownership with DLJ Inc., and has various transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

     Pursuant to a clearing agreement between DLJdirect and an affiliate of DLJ Inc. all securities transactions of DLJdirect are cleared on a fully disclosed basis through an affiliate of DLJ Inc. In connection with such transactions, DLJdirect had $250,000 on deposit with DLJ Inc. at December 31, 1997 and 1998.

                                   DLJDIRECT
    (A COMBINATION OF CERTAIN ASSETS AND LIABILITIES AS DESCRIBED IN NOTE 1)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

     An affiliate of DLJ Inc. also charged DLJdirect $15.4 million, $20.9 million and $28.4 million for transaction, execution and clearance services which amount is included in brokerage, clearing, exchange and other fees in the accompanying combined statements of operations for the years ended December 31, 1996, 1997 and 1998, respectively. DLJ Inc. pays DLJdirect a percentage of the interest earned on DLJdirect's customers' balances. For the years ended December 31, 1996, 1997 and 1998, respectively, DLJdirect received $2.6 million, $3.8 million and $12.6 million from an affiliate of DLJ Inc. which is included in interest revenues in the accompanying combined statements of operations. In addition, for the years ended December 31, 1996, 1997 and 1998, DLJdirect received $5.4 million, $5.5 million and $8.9 million, respectively, from an affiliate of DLJ Inc. for order flow, which amount is included in fees in the accompanying combined statements of operations. DLJdirect received $4.8 million and $13.4 million in fees for technology development from DLJ Inc. affiliates for the years ending December 31, 1997 and 1998, respectively.

     In 1997 DLJdirect entered into a three-year License Agreement with an affiliate. Under this agreement, the affiliate has licensed certain trademarks, services marks, trade names and other proprietary rights to various words, slogans, symbols and logos to DLJdirect for use in its provision of financial services and sale or other distribution of related financial goods. For the years ended December 31, 1997 and 1998, other operating expenses included $1.2 million and $5.2 million, respectively, for this agreement. Pursuant to a new License Agreement executed in March 1999 and an amended clearing agreement executed in March 1999, the amounts paid by DLJdirect under the clearing agreement include payments in respect of the license fee for the use of DLJ Inc.'s trademarks. Such trademarks are licensed to DLJdirect for use in the United States and certain other jurisdictions under the License Agreement, and as a result the licensor will receive payment of that fee from the clearing provider. If such agreements were entered into in prior years under these conditions, management believes that there would have been no material effect upon the total costs and expenses of DLJdirect.

     Employees of DLJdirect participate in DLJ Inc.'s defined contribution employee benefit plans. Certain key employees of DLJdirect participate in stock options, long-term incentive compensation and restricted stock unit employee benefit plans and various deferred compensation arrangements, as well as other non-qualified plans which are funded by insurance contracts. Expenses associated with these compensation arrangements are reflected in DLJdirect's combined statements of operations.

     DLJ Inc. accounts for stock-based compensation related to stock options in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees", and accordingly, does not recognize any compensation cost associated with such plans. The pro forma effect on DLJdirect's combined statements of operations, as determined in accordance with SFAS No. 123 "Accounting for Stock Based Compensation", is not material.

5. NET CAPITAL

     DLJdirect Holdings Inc.'s principal subsidiary, DLJdirect Inc., is a registered broker-dealer and a member of the National Association of Securities Dealers Inc. ("NASD") and, accordingly is subject to the minimum net capital requirements of the Securities and Exchange Commission and the NASD. As such, it is subject to the NASD's net capital rule which conforms to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the required net capital, as defined, shall not be less than two percent of aggregate debit balances, as defined, or $250,000, whichever is greater. At December 31, 1998, DLJdirect Inc.'s net capital of $16.6 million was in excess of the minimum requirement by $16.4 million.

6. INCOME TAXES

     DLJdirect is part of a group that files consolidated Federal income tax returns. DLJdirect settles all taxes, current and deferred, on a current basis with DLJ Inc. under a tax sharing arrangement.

                                   DLJDIRECT
    (A COMBINATION OF CERTAIN ASSETS AND LIABILITIES AS DESCRIBED IN NOTE 1)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

Taxes are provided as if DLJdirect filed a separate return. Income tax provision (benefit) included in the combined statements of operations is as follows:




                                                       YEARS ENDED DECEMBER 31,
                                                 ------------------------------------
                                                    1996         1997          1998
                                                 ---------   ------------   ---------
                                                             (IN THOUSANDS)
Current:
 U.S. Federal ................................    $4,497       $ (2,088)     $1,022
 State and local .............................     1,272           (574)        261
                                                 -------       --------      ------
Total current ................................     5,769         (2,662)      1,283
                                                 -------       --------      ------
Deferred:
 U.S. Federal ................................      (267)           137        (236)
 State and local .............................       (77)            23         (39)
                                                 -------       --------      ------
Total deferred ...............................      (344)           160        (275)
                                                 -------       --------      ------
Total income tax provision (benefit) .........    $5,425       $ (2,502)     $1,008
                                                 =======       ========      ======


                                                               YEARS ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------------
                                           1996                          1997                          1998
                               ----------------------------- ----------------------------- ----------------------------
                                                 PERCENT OF                    PERCENT OF                    PERCENT OF
                                                   PRETAX                        PRETAX                        PRETAX
                                    AMOUNT         INCOME         AMOUNT         INCOME         AMOUNT         INCOME
                               ---------------- ------------ ---------------- ------------ ---------------- -----------
                                (IN THOUSANDS)                (IN THOUSANDS)                (IN THOUSANDS)
Computed "expected" tax
 provision (benefit) .........      $4,648           35.0%       $ (2,144)         35.0%        $  864          35.0%
State and local taxes, net of
 related Federal income tax
 benefit .....................         777            5.9            (358)          5.9            144           5.9
                                    ------           ----        --------          ----         ------          ----
Income tax provision
 (benefit) ...................      $5,425           40.9%       $ (2,502)         40.9%        $1,008          40.9%
                                    ======           ====        ========          ====         ======          ====

     Deferred tax assets and deferred tax liabilities are generated by the following temporary differences settled with DLJ Inc.:




                                              AS OF DECEMBER
                                                    31,
                                             ----------------
                                              1997      1998
                                             ------   -------
                                              (IN THOUSANDS)
Net deferred tax assets:
 Deferred compensation and other .........    $504     $779
                                              ====     ====

     Management has determined that taxable income carryback years and anticipated future taxable income are sufficient to offset the tax benefit of deductible temporary differences. As a result, at year-end 1997 and 1998, valuation allowances have not been recorded against the net deferred tax assets. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax assets will be realized. However, if estimates of future taxable income during the carryforward period are reduced, the amount of the net deferred tax assets considered realizable could also be reduced.

                                   DLJDIRECT
    (A COMBINATION OF CERTAIN ASSETS AND LIABILITIES AS DESCRIBED IN NOTE 1)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

7. LEASE COMMITMENTS

     DLJdirect primarily obtains its office space and equipment under cancelable and non-cancelable operating lease agreements through an affiliate. Such operating leases expire on various dates through 2009. Rent expense for the years ended December 31, 1996, 1997 and 1998 amounted to $0.5 million, $1.7 million and $3.0 million, respectively, and is included in occupancy and equipment in the accompanying combined statements of operations.

     At December 31, 1998, non-cancelable operating leases in excess of one year, excluding escalation and renewal options, had the following minimum lease commitments:




                       (IN THOUSANDS)
1999 ..............       $ 3,540
2000 ..............         3,091
2001 ..............         2,778
2002 ..............         1,684
2003 ..............           574
2004-2009 .........           290
                          -------
 Total ............       $11,957
                          =======

8. CONCENTRATIONS OF CREDIT RISK

     In the normal course of business, DLJdirect executes securities transactions on behalf of customers through its affiliated clearing broker. In connection with these activities, a customer's unsettled trades may expose DLJdirect to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. DLJdirect seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

     Credit risk is the amount of accounting loss DLJdirect would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for DLJdirect are performed by its affiliated clearing broker pursuant to a clearance agreement. The affiliated clearing broker reviews as considered necessary, the creditworthiness of the customers with which DLJdirect conducts business. DLJdirect's exposure to credit risk associated with the nonperformance by customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile securities markets, credit markets and regulatory changes.


9. SUBSEQUENT EVENTS (UNAUDITED)

     In March 1999, DLJdirect entered into a joint venture agreement with a Japanese bank. DLJdirect has a 50% interest in this joint venture which amount is included in other assets in the accompanying combined statements of financial condition.

     On April 1, 1999, DLJdirect entered into a 10-year lease agreement with an annual commitment of approximately $3.0 million.


10. SUBSEQUENT EVENT -- FILING OF REGISTRATION STATEMENT

     On March 17, 1999 DLJ Inc. filed a registration statement with the Securities and Exchange Commission relating to a proposed initial public offering of a new class of common stock that will track the performance of DLJdirect, its online brokerage business.

                            [GRAPHIC OF DLJ DIRECT]
                                  MARKETSPEED


                  5X FASTER THAN OTHER MAJOR INTERNET BROKERS*




























*Based on a study conducted from November 17, 1998 through December 4, 1998 by Corporate Insight, Inc., an independent online market research firm.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     , 1999








[GRAPHIC OMITTED]




                            DLJDIRECT COMMON STOCK
                      DONALDSON, LUFKIN & JENRETTE, INC.


                               16,000,000 SHARES





                           -------------------------
                              P R O S P E C T U S
                           -------------------------




                          DONALDSON, LUFKIN & JENRETTE
                                 DLJDIRECT INC.
                                 BT ALEX. BROWN
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY




--------------------------------------------------------------------------------
We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representation as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of DLJdirect have not changed since the date hereof.
--------------------------------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.





                                                       AMOUNT
                                                     TO BE PAID
                                                   -------------

   Registration fee ............................    $   78,327
   NASD filing fee .............................        10,000
   New York Stock Exchange listing fee .........        84,300
   Transfer agent's fees .......................         2,500
   Printing and engraving expenses .............       400,000
   Legal fees and expenses .....................     1,000,000
   Accounting fees and expenses ................       800,000
   Blue Sky fees and expenses ..................         5,000
   Miscellaneous ...............................         4,873
                                                    ----------
    Total ......................................    $2,385,000
                                                    ==========


     Each of the amounts set forth above, other than the Registration fee and the NASD filing fee, is an estimate.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Section 145 of the DGCL empowers Donaldson, Lufkin & Jenrette, Inc. to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that Donaldson, Lufkin & Jenrette, Inc. may purchase insurance on behalf of any such director, officer, employee or agent.

     Donaldson, Lufkin & Jenrette, Inc.'s Certificate of Incorporation provides in effect for the indemnification by Donaldson, Lufkin & Jenrette, Inc. of each director and officer of Donaldson, Lufkin & Jenrette, Inc. to the fullest extent permitted by applicable law.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this Registration
Statement:




   1  **         Form of Underwriting Agreement
   3.1**         Form of Amended and Restated Certificate of Incorporation, to be filed with the
                 Delaware Secretary of State prior to the completion of this offering
   3.2**         By-Laws of Registrant (Incorporated by reference to the corresponding exhibit to the Registrant's Registration Statement on Form S-1, Registration No. 33-96276)
   4.1**         Form of DLJdirect Common Stock Certificate
   5.1**         Form of opinion of Davis Polk & Wardwell

   8.1**         Form of tax opinion of Davis Polk & Wardwell
  10.1**         DLJdirect 1999 Incentive Compensation Plan
  23.1           Consent of KPMG LLP
  23.2           Consent of KPMG LLP
  23.3**         Form of consent of Davis Polk & Wardwell (included in Exhibits 5.1 and 8.1)
  24.1**         Power of Attorney (included on signature page)


    ------------
    **   Previously filed.


ITEM 17. UNDERTAKINGS


     The undersigned hereby undertakes:


     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     (c) The undersigned registrant hereby undertakes that:


     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Donaldson, Lufkin & Jenrette, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 21st day of May, 1999.



                                        DONALDSON, LUFKIN & JENRETTE, INC.




                                        By:  /s/ Joe. L. Roby
                                           ------------------------------------
                                           Joe L. Roby
                                           President and Chief Executive
                                           Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.





          SIGNATURE                            TITLE                       DATE
----------------------------   ------------------------------------   -------------
           *                    President, Chief Executive Officer     May 21, 1999
---------------------------     and Director
Joe L. Roby
           *                    Chairman of the Board and              May 21, 1999
---------------------------     Director
John S. Chalsty

           *                    Executive Vice President, Chief        May 21, 1999
---------------------------     Financial Officer and Director
Anthony F. Daddino

                                Director
---------------------------
David DeLucia

           *                    Managing Director and Director         May 21, 1999
---------------------------
Hamilton E. James

           *                    Managing Director and Director         May 21, 1999
---------------------------
Richard S. Pechter

                               Director
---------------------------
Stuart M. Robbins

           *                   Senior Vice President and Chief        May 21, 1999
---------------------------    Accounting Officer
Michael M. Bendik

                               Director
---------------------------
Henri de Castries

           *                   Director                               May 21, 1999
---------------------------
Denis Duverne

                               Director
---------------------------
Jane Mack Gould

          SIGNATURE               TITLE          DATE
----------------------------   ----------   -------------

            *                  Director     May 21, 1999
---------------------------
Louis Harris

                               Director
---------------------------
Michael Hegarty

                               Director
---------------------------
Henri G. Hottinguer

            *                  Director     May 21, 1999
---------------------------
W. Edwin Jarmain

            *                  Director     May 21, 1999
---------------------------
Francis Jungers

            *                  Director     May 21, 1999
---------------------------
Edward D. Miller

            *                  Director     May 21, 1999
---------------------------
W. J. Sanders III

                               Director
---------------------------
Stanley B. Tulin

            *                  Director     May 21, 1999
---------------------------
John C. West


* By: /s/ Marjorie S. White
     ----------------------
     Name: Marjorie S. White
     Title: Attorney-in-Fact

                                 EXHIBIT INDEX





   EXHIBIT                                                                                SEQUENTIALLY
   NUMBER                                    DESCRIPTION                                  NUMBERED PAGE
------------   -----------------------------------------------------------------------   --------------
 1  **         Form of Underwriting Agreement
 3.1**         Form of Amended and Restated Certificate of Incorporation, to be filed with the Delaware Secretary of State prior to the completion of this offering
 3.2**         By-Laws of Registrant (Incorporated by reference to the corresponding exhibit to the Registrant's Registration Statement on Form S-1,
               Registration No. 33-96276)
 4.1**         Form of DLJdirect Common Stock Certificate
 5.1**         Form of opinion of Davis Polk & Wardwell
 8.1**         Form of tax opinion of Davis Polk & Wardwell
10.1**         DLJdirect 1999 Incentive Compensation Plan
23.1           Consent of KPMG LLP
23.2           Consent of KPMG LLP
23.3**         Form of consent of Davis Polk & Wardwell (included in Exhibits 5.1 and 8.1)
24.1**         Power of Attorney (included on signature page)


----------
**    Previously filed.